Filed pursuant to 424B3

Registration No. 333-121479

PROSPECTUS

AAC Group Holding Corp.

Offer to Exchange

$131,500,000 aggregate principal amount at maturity of our outstanding 10 1/4% Senior Discount Notes due 2012 for new 10 1/4% Senior Discount Notes due 2012

We are offering to exchange our 10 1/4% Senior Discount Notes due 2012, or the exchange notes, for all of our currently outstanding 10 1/4% Senior Discount Notes due 2012, or the outstanding notes. The exchange notes are substantially identical to the outstanding notes, except that the exchange notes have been registered under the federal securities laws, are not subject to transfer restrictions and are not entitled to certain registration rights relating to the outstanding notes. The exchange notes will represent the same debt as the outstanding notes and we will issue the exchange notes under the same indenture.

The exchange notes will be our senior unsecured obligations, ranking equal in right of payment with all of the our existing and future senior unsecured obligations.

The principal features of the exchange offer are as follows:

•	The exchange offer expires at 5:00 p.m., New York City time, on, September 30, 2005, unless extended. We do not currently intend to extend the expiration date of the exchange offer.

•	The exchange offer is not subject to any condition other than that the exchange offer not violate applicable law or any applicable interpretation of the Staff of the Securities and Exchange Commission.

•	We will exchange all outstanding notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tendered outstanding notes at any time prior to the expiration of the exchange offer.

•	We do not intend to apply for listing of the exchange notes on any securities exchange or automated quotation system.

•	We will not receive any proceeds from the exchange offer. We will pay all expenses incurred by us in connection with the exchange offer and the issuance of the exchange notes.

You should consider carefully the risk factors beginning on page 13 of this prospectus before participating in the exchange offer.

Neither the U.S. Securities and Exchange Commission nor any other federal or state agency has approved or disapproved of these securities to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is August 31, 2005.

[Inside Front Cover]

This prospectus incorporates important business and financial information about the company that is not included or delivered with this prospectus. This information is available without charge to security holders upon written or oral request.

Any requests for business and financial information incorporated but not included in this prospectus should be sent to AAC Group Holding Corp., 7211 Circle S Road, Austin, Texas 78745, Attn: Chief Financial Officer. To obtain timely delivery, holders of outstanding notes must request the information no later than five business days before September 30, 2005, the date they must make their investment decision.

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PROSPECTUS SUMMARY

The following summary contains basic information about AAC Group Holding Corp., the issuer of the exchange notes. It likely does not contain all the information that is important to you. You should read the entire prospectus, including the financial data and related notes, before making an investment decision. As used in this prospectus, references to “we,” “us” and “our” refer to AAC Group Holding Corp. and its consolidated subsidiaries. References to “fiscal” refer to the 12-month period ending the last Saturday in August of the applicable year. Various financial terms, including “pro forma,” and “EBITDA” have the meanings set forth under “—Summary Historical and Pro Forma Financial Information.”

The Issuer

AAC Group Holding Corp. was formed in November 2004. Its only assets are 100% of the shares of common stock of AAC Holding Corp., which is the holder of 100% of the shares of common stock of American Achievement Corporation. AAC Group Holding Corp. conducts all of its business through American Achievement Corporation and its subsidiaries.

Our Business

We are one of the leading manufacturers and suppliers of class rings, yearbooks, graduation products, achievement publications and recognition and affinity jewelry in the United States. We serve the high school, college and, to a lesser extent, elementary and junior high school markets. We market and sell yearbooks in all of the markets we serve. We primarily sell our class rings and graduation products, which include fine paper products and graduation accessories, in the high school, college and junior high school markets. Our achievement publications segment produces, markets, and sells publications that recognize the achievements of top students at the high school and college levels, as well as the nation’s most inspiring teachers. It consists of various titles including the Who’s Who brand and The National Dean’s List. Our other segment consists primarily of jewelry commemorating family events such as the birth of a child, fan affinity jewelry and related products and professional sports championship rings such as World Series rings.

Company History

Our business was founded when the operations of ArtCarved, which were previously owned by CJC Holdings, Inc., and the operations of Balfour, which were previously owned by L. G. Balfour Company, Inc., were combined in December 1996. American Achievement Corporation was formed in June 2000 to serve as a holding company for those operations as well as any future acquisitions. From June 2000 to January 2004, American Achievement Corporation acquired Taylor Publishing Company, or Taylor Publishing, whose primary business was designing and printing student yearbooks, Educational Communications, Inc., or ECI, which publishes achievement publications, Milestone Marketing Incorporated, or Milestone Marketing, a marketer of class rings and other graduation products to the college market, and C-B Graduation Announcements, LLC, or C-B Graduation Announcements, a producer of personalized graduation announcements and related accessories. In March 2004, a wholly owned subsidiary of AAC Holding Corp. merged with American Achievement Corporation, with American Achievement Corporation continuing as the surviving corporation and a wholly owned subsidiary of AAC Holding Corp. The merger is referred to in this prospectus as the “Merger.” The Merger was financed by a cash equity investment by an investor group led by Fenway Partners Capital Fund II, L.P., borrowings under American Achievement Corporation’s senior secured credit facility and the issuance of American Achievement Corporation’s 8.25% senior subordinated notes due 2012. The Merger and the related financing transactions are referred to in this prospectus as the “Transactions.”

An investor group led by Fenway Partners Capital Fund II, L.P., an affiliate of Fenway Partners, Inc., owns substantially all of our capital stock. Fenway Partners, Inc. is a private equity investment firm based in New York with funds under management of more than $1.4 billion and a focus on building long-term value in partnership with management through direct investment in leading middle market companies. Founded in 1994, the firm provides strategic guidance to improve the operating and financial performance of its portfolio companies. Its portfolio companies currently include Riddell Bell Holdings, Inc., Transportation Industries and Harry Winston, and have included Simmons Company, MW Windows and Delimex Holdings, Inc., among other leading enterprises.

Recent Developments

On April 25, 2005 David G. Fiore, our President and Chief Executive Officer, informed us of his plans to retire. On July 20, 2005 we announced that Donald J. Percenti was appointed to replace Mr. Fiore as our Chief Executive Officer effective September 1, 2005. Mr. Percenti has most recently served as our Senior Vice President On Campus and General Manager for Printing.

AAC Group Holding Corp. is a Delaware corporation. Our headquarters and principal executive offices are located at 7211 Circle S Road, Austin, Texas 78745 and our telephone number is (512) 444-0571.

Summary of the Terms of the Exchange Offer

The following is a brief summary of the material terms of the exchange offer. Certain of the terms and conditions described below are subject to important limitations and exceptions. For a more complete description of the exchange offer, see “The Exchange Offer.”

Securities Offered	$131,500,000 in aggregate principal amount at maturity of 10 1/4% senior discount notes due 2012.

Exchange Offer

The exchange notes are being offered in exchange for a like principal amount of outstanding notes. We will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on September 30, 2005. Holders may tender some or all of their outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in integral multiples of $1,000 in principal amount. The form and terms of the exchange notes are the same as the form and terms of the outstanding notes except that:

•	The exchange notes have been registered under the federal securities laws and will not bear any legend restricting their transfer;

•	The exchange notes bear a different CUSIP number than the outstanding notes; and

•	The holders of the exchange notes will not be entitled to certain rights under the registration rights agreement, including the provisions for an increase in the interest rate on the outstanding notes in some circumstances relating to the timing of the exchange offer.

Resale

Based on an interpretation by the Staff of the SEC set forth in no-action letters issued to third parties, we believe that the exchange notes issued in the exchange offer in exchange for outstanding notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act provided that:

•	you are acquiring the exchange notes in the ordinary course of your business;

•	you have not participated in, do not intend to participate in, and have no arrangement or understanding with any person to participate in the distribution of exchange notes; and

•	you are not an “affiliate” of AAC Group Holding Corp., within the meaning of Rule 405 of the Securities Act.

Each participating broker-dealer that receives exchange notes for its own account during the exchange offer in exchange for outstanding notes that were acquired as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Prospectus delivery requirements are discussed in greater detail in the section captioned “Plan of Distribution.” Any holder of outstanding notes who:

•	is an affiliate of AAC Group Holding Corp.,

•	does not acquire exchange notes in the ordinary course of its business, or

•	tenders in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of exchange notes,

cannot rely on the position of the Staff of the SEC enunciated in Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated or similar no-action letters and, in the absence of an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the exchange notes.

Expiration Date

The exchange offer will expire at 5:00 p.m., New York City time on September 30, 2005 unless we decide to extend the exchange offer. Any outstanding notes not accepted for exchange for any reason will be returned without expense to the tendering holders promptly after expiration or termination of the exchange offer.

Conditions to the Exchange Offer	The exchange offer is subject to certain customary conditions, some of which may be waived by us. See “The Exchange Offer” and “Description of Exchange Notes—Registration Rights; Special Interest.”

Procedures for Tendering Outstanding Notes

If you wish to accept the exchange offer, you must complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, in accordance with the instructions contained in this prospectus and in the letter of transmittal. You should then mail or otherwise deliver the letter of transmittal, or facsimile, together with the outstanding notes to be exchanged and any other required documentation, to the exchange agent at the address set forth in this prospectus and in the letter of transmittal. If you hold outstanding notes through the Depository Trust Company, or DTC, and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC, by which you will agree to be bound by the applicable letter of transmittal.

By executing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•	any exchange notes to be received by you will be acquired in the ordinary course of business;

•	you have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of exchange notes in violation of the provisions of the Securities Act;

•	you are not an “affiliate” (within the meaning of Rule 405 under the Securities Act) of AAC Group Holding Corp. or if you are an affiliate, you will comply with any applicable registration and prospectus delivery requirements of the Securities Act; and

•	if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making or other trading activities, then you will deliver a prospectus in connection with any resale of such exchange notes.

See “The Exchange Offer—Procedure for Tendering” and “Plan of Distribution.”

Effect of Not Tendering in the Exchange Offer

Any outstanding notes that are not tendered or that are tendered but not accepted will remain subject to the restrictions on transfer. Since the outstanding notes have not been registered under the federal securities laws, they bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. Upon the completion of the exchange offer, we will have no further obligations to register, and we do not currently anticipate that we will register, the outstanding notes under the Securities Act.

Special Procedures for Beneficial Owners

If you are a beneficial owner of outstanding notes that are not registered in your name, and you wish to tender outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the applicable letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder.

Guaranteed Delivery Procedures	If you wish to tender your outstanding notes and your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the applicable letter of transmittal or any other documents required by the applicable letter of transmittal or comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date, you must tender your outstanding notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offer—Guaranteed Delivery Procedure.”

Interest on the Exchange Notes and the Outstanding Notes

Interest will accrue on the exchange notes in the form of an increase in the accreted value of such notes prior to October 1, 2008. Thereafter, cash interest on the exchange notes will accrue and be payable semiannually in arrears on April 1 and October 1 of each year, commencing April 1, 2009, at a rate of 10.25% per annum. The outstanding notes had an initial accreted value of $678.85 per $1,000 principal amount at maturity of such notes. The accreted value of each exchange note will increase from the date of issuance of the outstanding notes until October 1, 2008, at a rate of 10.25% per annum such that the accreted value on October 1, 2008 will equal the principal amount at maturity.

Withdrawal Rights	Tenders of outstanding notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

Material United States Federal Income Tax Considerations

The exchange of outstanding notes for exchange notes in the exchange offer is not a taxable event for U.S. federal income tax purposes. Please read the section of this prospectus captioned “Material Federal Income Tax Consequences” for more information on tax consequences of the exchange offer.

Use of Proceeds	We will not receive any cash proceeds from the issuance of exchange notes pursuant to the exchange offer.

Exchange Agent

U.S. Bank National Association, the trustee under the indenture, is serving as exchange agent in connection with the exchange offer. The address and telephone number of the exchange agent are set forth under the heading “The Exchange Offer—Exchange Agent.”

Summary Description of the Exchange Notes

The following is a brief summary of the material terms of the exchange notes. We refer to the exchange notes and the outstanding notes together as the “notes.” For a more complete description of the terms of the exchange notes, see “Description of the Exchange Notes.”

Issuer	AAC Group Holding Corp.

Notes Offered	$131.5 million in aggregate principal amount at maturity of senior discount notes due 2012.

Maturity Date	October 1, 2012.

Accretion of Interest

Interest accrues on the notes in the form of an increase in the accreted value of such notes prior to October 1, 2008. Thereafter, cash interest on the notes will accrue and be payable semiannually in arrears on April 1 and October 1 of each year, commencing April 1, 2009, at a rate of 10.25% per annum. The notes have an initial accreted value of $678.85 per $1,000 principal amount at maturity of notes. The accreted value of each note will increase from the date of issuance until October 1, 2008, at a rate of 10.25% per annum such that the accreted value will equal the principal amount at maturity on October 1, 2008.

Original Issue Discount

The notes were issued at a substantial discount from their principal amount at maturity. Although cash interest does not accrue on the notes prior to October 1, 2008, and there are no periodic payment of cash interest on the notes prior to April 1, 2009, original issue discount (the difference between the stated redemption price at maturity and the issue price of the notes) accretes from the issue date of the notes. Consequently, a holder of a note will have income for tax purposes arising from such original issue discount prior to the receipt of cash in respect of such income irrespective of such holder’s method of tax accounting. See “Material Federal Income Tax Considerations.”

Ranking

The notes are unsecured senior obligations of AAC Group Holding Corp. AAC Group Holding Corp. has no operations of its own and derives all of its revenues and cash flow from its subsidiaries. None of AAC Group Holding Corp.’s subsidiaries guarantee these notes. AAC Group Holding Corp.’s subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due under the notes, or to make any funds available therefor, whether by dividend, distribution, loan or other payments, and the consequent rights of holders of notes to realize proceeds from the sale of any of those subsidiaries’ assets are structurally subordinated to the claims of that subsidiary’s creditors, including trade creditors and holders of debt of those subsidiaries. As a result, the notes are effectively subordinated to the prior payment of all of the debts (including trade payables and lease obligations) of AAC Group Holding Corp.’s subsidiaries. On May 28, 2005, we had total indebtedness of $397.6 million (of which $94.3 million consisted of the notes, $150.0 million consisted of American Achievement Corporation’s existing 8.25% senior subordinated notes, $144.0 million consisted of indebtedness under American Achievement Corporation’s senior secured credit facility and the balance consisted of other senior debt of American Achievement Corporation). We also would have been able to borrow up to an additional $35.5 million under our senior secured credit facility (less approximately $1.9 million of letters of credit that were outstanding on May 28, 2005), all of which, if borrowed, would be senior debt.

Optional Redemption

We cannot redeem the notes until on or after October 1, 2008, except as described below. On or after October 1, 2008, we can redeem some or all of the notes at the redemption prices listed in the “Description of Exchange Notes—Optional Redemption” section of this prospectus, plus accrued and unpaid interest and special interest, if any.

Optional Redemption After Equity Offerings

At any time before October 1, 2007, on one or more occasions, we can choose to redeem up to 35% of the aggregate principal amount at maturity of the notes, including any additional notes, with the net cash proceeds of certain equity offerings, so long as:

•	we pay holders of the notes a redemption price of 110.25% of the accreted value of the notes we redeem, plus accrued and unpaid interest and special interest, if any;

•	we redeem the notes within 90 days of any such equity offering; and

•	at least 65% of the aggregate principal amount at maturity of notes issued under the indenture, including the principal amount of any additional notes, remains outstanding immediately after each such redemption.

Change of Control Offer

If a change of control of our company occurs, we must give holders of the notes the opportunity to sell their notes to us at a purchase price of 101% of the accreted value of the notes repurchased, plus special interest, if any (if prior to October 1, 2008), or 101% of their aggregate principal amount at maturity, plus accrued and unpaid interest and special interest, if any (if on or after October 1, 2008). The term “Change of Control” is defined under “Description of Exchange Notes—Certain Definitions.”

Covenants	The indenture governing the notes contains covenants that limit our ability and that of our restricted subsidiaries to:

•	incur additional debt or issue preferred stock;

•	pay dividends or distributions on our capital stock, or redeem or repurchase our capital stock or subordinated debt;

•	make certain investments;

•	enter into sale and leaseback transactions;

•	engage in transactions with affiliates;

•	create liens on our assets to secure debt;

•	transfer or sell assets;

•	guarantee debt;

•	restrict dividend or other payments to us;

•	consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries; and

•	engage in unrelated businesses.

These covenants are subject to a number of important limitations, exceptions and qualifications, which are described in the “Description of Exchange Notes” section of this prospectus.

Absence of an Established Market for the Exchange Notes

The exchange notes generally will be freely transferable but will also be new securities for which there will not initially be a market. Accordingly, we cannot assure you that a market for the exchange notes will develop or make any representation as to the liquidity of the any market. We do not intend to apply for the listing of the exchange notes on any securities exchange or automated dealer quotation system. The initial purchaser advised us that it intends to make a market in the exchange notes. However, it is not obligated to do so, and any market making with respect to the exchange notes may be discontinued at any time without notice. See “Plan of Distribution.”

Risk Factors	Investing in the notes involves substantial risk. See “Risk Factors” section of this prospectus for a description of certain of the risks you should consider before investing in the notes.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

The Predecessor referred to in the table below is our business as it existed prior to the consummation of the Transactions. We completed the Transactions as of March 25, 2004 and as a result of adjustments to the carrying value of assets and liabilities resulting from the Transactions, the financial position and results of operations for periods subsequent to the Transactions may not be comparable to those of our predecessor company.

The summary historical consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus. The summary historical consolidated financial data set forth below for, and as of the end of, the fiscal years ended August 31, 2002, August 30, 2003 and the period from August 31, 2003 to March 25, 2004 have been derived from the Predecessor audited consolidated financial statements. The summary historical consolidated financial data set forth below for and as of the period from March 26, 2004 through August 28, 2004 has been derived from the Successor audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial data set forth below for the period March 26, 2004 through May 29, 2004 has been derived from the Successor unaudited condensed consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial data set forth below for, and as of the end of the nine months ended May 28, 2005 have been derived from the Successor unaudited condensed consolidated financial statements included elsewhere in this prospectus. The summary unaudited pro forma condensed consolidated financial data should be read in conjunction with our pro forma condensed consolidated financial statements included elsewhere herein. The summary unaudited pro forma condensed consolidated financial data for the twelve months ended August 28, 2004 and the nine months ended May 28, 2005 was derived from our unaudited pro forma condensed consolidated financial statements appearing elsewhere in this prospectus, which give effect to the offering of the notes, the Transactions and our acquisition of C-B Graduation Announcements, as if each occurred as of August 31, 2003. The unaudited pro forma condensed consolidated financial data does not purport to represent what our results of operations would have been if such events had occurred as of such date indicated or what such results will be for future periods.

	Predecessor			Successor
	Fiscal Year Ended		For the Period August 31, 2003 through March 25, 2004(2)	For the Period March 26, 2004 through August 28, 2004(3)	For the Period March 26, 2004 through May 29, 2004(3)	For the Nine Months Ended May 28, 2005(3)	Pro Forma Twelve Months Ended August 28, 2004	Pro Forma Nine Months Ended May 28, 2005
	August 31, 2002(1)	August 30, 2003
	(dollars in thousands)
Statement of Operations Data:
Net sales	$304,378	$308,431	$146,721	$167,350	$114,621	$259,228	$315,085	$259,228
Cost of sales	146,898	139,170	59,857	83,521	55,088	106,993	143,952	106,993

Gross profit	157,480	169,261	86,864	83,829	59,533	152,235	171,133	152,235
Selling, general and administrative expenses	129,734	129,423	74,992	62,647	34,559	115,208	143,877	115,208
Loss on extinguishment of debt	5,650	—	—	—	—	—	—	—

Operating income	22,096	39,838	11,872	21,182	24,974	37,027	27,256	37,027
Interest expense	26,026	28,940	16,455	10,257	4,572	23,066	34,050	25,063
Other expense	2,783	—	—	—	—	—	—	—

Income (loss) before income taxes	(6,713)	10,898	(4,583)	10,925	20,402	13,961	(6,794)	11,964

Provision (benefit) for income taxes	(1,171)	132	—	4,459	7,957	6,082	(2,650)	5,212

Net income (loss)	$(5,542)	$10,766	$(4,583)	$6,466	$12,445	$7,879	$(4,144)	$6,752

	Predecessor			Successor
	Fiscal Year Ended		For the Period August 31, 2003 through March 25, 2004(2)	For the Period March 26, 2004 through August 28, 2004(3)	For the Nine Months Ended May 28, 2005(3)
	August 31, 2002(1)	August 30, 2003
	(dollars in thousands)
Balance Sheet Data (at end of period):
Total assets	$401,626	$395,501	$553,589	$530,986	$549,793
Total debt(4)	246,509	233,805	319,985	320,337	397,557
Total stockholders’ equity	65,254	71,843	102,046	108,512	30,841
Other Data:
EBITDA(5)	39,025	53,987	20,402	31,526	56,002
Capital expenditures	14,247	11,243	12,793	3,665	9,755
Depreciation and amortization	19,712	14,149	8,530	10,344	18,975
Ratio of earnings to fixed charges(6)	—	1.36x	—	2.03x	1.59x

(1)	Includes the results of operations for Milestone Marketing from July 15, 2002, the date of our acquisition of Milestone Marketing.
(2)	Includes the results of operations for C-B Graduation Announcements from January 30, 2004, the date of our acquisition of C-B Graduation Announcements.
(3)	During the period from March 26, 2004 to August 28, 2004, the period from March 26, 2004 to May 29, 2004, and for the nine months ended May 28, 2005, we recognized in our consolidated statement of operations approximately $6.4 million, $5.3 million and $0 of excess purchase price allocated to inventory as cost of sales and approximately $4.3 million, $1.7 million and $5.8 million of additional amortization expense of intangible assets as selling, general and administrative expenses, respectively, as compared to our historical basis of accounting prior to the consummation of the Transactions.
(4)	Total includes all borrowings outstanding under notes, credit facilities, bank overdrafts and capital lease obligations.
(5)	EBITDA represents net income (loss) before interest expense, income taxes, depreciation and amortization. EBITDA does not represent net income or cash flows from operations, as these terms are defined under generally accepted accounting principles, and should not be considered as an alternative to net income as an indicator of our operating performance or to cash flows as a measure of liquidity.

The following sets forth a reconciliation of EBITDA to net income and operating cash flow:

	Predecessor			Successor

	Fiscal Year Ended		For the Period August 31, 2003 through March 25, 2004	For the Period March 26, 2004 through August 28, 2004(a)	For the Nine Months Ended May 28, 2005(a)
	August 31, 2002	August 30, 2003
	(dollars in thousands)
Net income (loss)	$(5,542)	$10,766	$(4,583)	$6,466	$7,879

Interest expense, net	26,026	28,940	16,455	10,257	23,066
Provision (benefit) for income taxes	(1,171)	132	—	4,459	6,082
Depreciation and amortization expense	19,712	14,149	8,530	10,344	18,975

EBITDA	$39,025	$53,987	$20,402	$31,526	$56,002

Changes in assets and liabilities	$1,808	$(92)	$35,227	$(24,939)	$18,203
Deferred income taxes	—	—	—	4,309	7,510
Interest expense, net	(26,026)	(28,940)	(16,455)	(10,257)	(23,066)
Income tax (provision) benefit	1,171	(132)	—	(4,459)	(6,082)
Amortization of debt discount and deferred financing fees	145	2,051	1,197	629	6,422
Provision for doubtful accounts	1,355	(376)	(144)	(236)	574
Loss on extinguishment of debt	5,650	—	—	—	—
Unrealized loss on free-standing derivative	182	—	—	—	—

Net cash provided by (used in) operating activities	$23,310	$26,498	$40,227	$(3,427)	$23,157

(a)	During the period from March 26, 2004 to August 28, 2004 and for the nine months ended May 28, 2005, we recognized in our consolidated statement of operations approximately $6.4 million and $0 of excess purchase price allocated to inventory as cost of sales and approximately $4.3 million and $5.8 million of additional amortization expense of intangible assets as selling, general and administrative expenses, respectively, as compared to our historical basis of accounting prior to the Transactions.
We consider EBITDA to be a key indicator of operating performance as it and similar measures are instrumental in the determination of compliance with certain financial covenants in the senior secured credit facility, and is used by our management in the calculation of the aggregate fee payable under our management agreement and in determining a portion of compensation for certain of our employees. We also believe that EBITDA is useful to investors in evaluating the value of companies in general, and in evaluating the liquidity of companies with debt service obligations and their ability to service their indebtedness.

EBITDA is not a defined term under GAAP and should not be considered an alternative to operating income or net income as a measure of operating results or cash flows as a measure of liquidity. EBITDA has important limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. For example, EBITDA: (i) does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments; (ii) does not reflect changes in, or cash requirements for, our working capital needs; (iii) does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts; (iv) excludes tax payments that represent a reduction in cash available to us; and (v) does not reflect any cash requirements for the assets being depreciated and amortized that may have to be replaced in the future. Despite these limitations, we believe that EBITDA is useful, however, since it provides investors with additional information not available in a GAAP presentation. To compensate for these limitations, however, we rely primarily on our GAAP results and use EBITDA only supplementally.

(6)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent net income (loss) before income tax expense plus fixed charges. Fixed charges consist of total interest expense and a one-fourth portion of operating lease expenses that management believes is representative of the interest component of rent pursuant to our operating leases. Our earnings were insufficient to cover fixed charges by approximately $6.7 million and $4.6 million for the fiscal years ended August 31, 2002 and the period August 31, 2003 through March 25, 2004, respectively.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. Any of the following risks could materially and adversely affect our financial condition or results of operations.

Risks Relating to the Notes, Including the Exchange Notes

AAC Group Holding Corp. is the sole obligor under the notes. Our subsidiaries, including American Achievement Corporation, do not guarantee our obligations under the notes and do not have any obligation with respect to the notes; the notes are effectively subordinated to the debt and liabilities of our subsidiaries, including American Achievement Corporation. The terms of American Achievement Corporation’s senior secured credit facility currently prohibit it from, and the terms of the indenture governing American Achievement Corporation’s existing 8.25% senior subordinated notes significantly restrict it from, in each case, paying dividends or otherwise transferring its assets to AAC Group Holding Corp.

AAC Group Holding Corp. has no operations of its own and derives all of its revenues and cash flow from its subsidiaries. None of AAC Group Holding Corp.’s subsidiaries guarantees these notes. AAC Group Holding Corp.’s subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due under the notes, or to make any funds available therefor, whether by dividend, distribution, loan or other payments, and the consequent rights of holders of notes to realize proceeds from the sale of any of those subsidiaries’ assets are structurally subordinated to the claims of that subsidiary’s creditors, including trade creditors and holders of debt of those securities. As a result, the notes are effectively subordinated to the prior payment of all of the debts (including trade payables) of AAC Group Holding Corp.’s subsidiaries.

You are only entitled to participate with all other holders of AAC Group Holding Corp.’s indebtedness and liabilities in the assets of AAC Group Holding Corp.’s subsidiaries remaining after AAC Group Holding Corp.’s subsidiaries have paid all of their debt and liabilities.

Because AAC Group Holding Corp. conducts its operations through its subsidiaries, AAC Group Holding Corp. depends on those entities for dividends and other payments to generate the funds necessary to meet its financial obligations, including payments of principal and interest on the notes. However, none of AAC Group Holding Corp.’s subsidiaries is obligated to make funds available to it for payment on the notes. The terms of American Achievement Corporation’s senior secured credit facility currently prohibit it from, and the terms of the indenture governing American Achievement Corporation’s existing 8.25% senior subordinated notes significantly restrict it from, in each case, paying dividends or otherwise transferring its assets to AAC Group Holding Corp. If American Achievement Corporation’s senior secured credit facility remains in place on April 1, 2009, when we are required to begin making cash interest payments on the notes, we will be prohibited from doing so. In the event that only the existing 8.25% notes remain in place on April 1, 2009, we may be restricted from making cash interest payments on the notes. In addition, legal and contractual restrictions in agreements governing other current and future indebtedness, as well as financial condition and operating requirements of AAC Group Holding Corp.’s subsidiaries, currently limit and may in the future limit AAC Group Holding Corp.’s ability to obtain cash from its subsidiaries. The earnings from, or other available assets of, AAC Group Holding Corp.’s subsidiaries may not be sufficient to pay dividends or make distributions or loans to enable AAC Group Holding Corp. to make payments in respect of the notes when such payments are due. In addition, even if such earnings were sufficient, we can not assure you that the agreements governing the current and future indebtedness of AAC Group Holding Corp.’s subsidiaries will permit AAC Group Holding Corp.’s subsidiaries to provide AAC Group Holding

Corp. with sufficient dividends, distributions or loans to fund interest and principal payments on the notes offered hereby when due. As of May 28, 2005, the aggregate debt of AAC Group Holding Corp.’s subsidiaries was $397.6 million.

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under the notes.

We have a significant amount of indebtedness. On May 28, 2005, we had total indebtedness of $397.6 million (of which $94.3 million consisted of the notes, $150.0 million consisted of the existing 8.25% notes, $144.0 million consisted of indebtedness under the senior secured credit facility and the balance consisted of other senior debt of American Achievement Corporation).

Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

In addition, the indentures governing the notes and the 8.25% notes, and the senior secured credit facility contain financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture governing the notes and the indenture governing the 8.25% notes, or the 8.25% notes indenture, do not fully prohibit us or our subsidiaries from doing so. The senior secured credit facility permits additional borrowings of up to $40.0 million (less approximately $4.5 million borrowings outstanding and $1.9 million of letters of credit outstanding as of May 28, 2005) and all of those borrowings rank senior to the notes. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify. See “Description of Our Other Indebtedness.”

To service our indebtedness, we require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures and research and development efforts, depends on our ability to generate cash in the future. Our ability to do so, to a certain extent, is subject to general economic, financial, competitive, legislative and other factors that are beyond our control.

Based on our current level of operations and anticipated cost savings and operating improvements, we believe our cash flow from operations, available cash and available borrowings under the senior secured credit facility, are adequate to meet our future liquidity needs for at least the next twelve months.

We cannot assure you, however, that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or that future borrowings will be available under the senior secured credit facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including the senior secured credit facility, the 8.25% notes and the notes, on commercially reasonable terms or at all.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture governing the notes.

Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all notes at 101% of the principal amount thereof plus accrued and unpaid interest and Special Interest, if any, to the date of repurchase. Our failure to purchase, or give notice of purchase of, the notes would be a default under the indenture. In addition, a change of control may constitute an event of default under the senior secured credit facility and may trigger an obligation to repurchase the 8.25% notes under the 8.25% notes indenture. A default under the senior secured credit facility would result in an event of default under the indenture and the 8.25% notes indenture if the lenders accelerate the debt under such instrument. If a change of control occurs, we may not have enough assets to satisfy all obligations under the senior secured credit facility, the 8.25% notes indenture and the indenture governing the notes. Upon the occurrence of a change of control we would seek to refinance the indebtedness under the senior secured credit facility, the 8.25% notes indenture and the indenture related to the notes or obtain a waiver from the lenders, the holders of the 8.25% notes or you as a holder of the notes. We cannot assure you, however, that we would be able to obtain a waiver or refinance our indebtedness on commercially reasonable terms, if at all. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “Change of Control” under the indenture governing the notes. See “Description of Exchange Notes—Repurchase at the Option of Holders—Change of Control.”

You will be required to include original issue discount in your gross income for federal income tax purposes.

The notes were issued at a substantial discount from their principal amount at maturity. Although cash interest does not accrue on the notes prior to October 1, 2008, and there will be no periodic payment of cash interest on the notes prior to April 1, 2009, original issue discount (the difference between the stated redemption price at maturity and the issue price of the notes) accretes from the issue date of the notes. Consequently, a holder of a note has income for tax purposes arising from such original issue discount prior to the receipt of cash in respect of such income irrespective of such holder’s method of tax accounting. See “Material Federal Income Tax Considerations.”

A bankruptcy may limit the total amount you will receive on our notes.

If a bankruptcy case is commenced by or against AAC Group Holding Corp. under the United States Bankruptcy Code, the claim of a holder of any of the notes with respect to the principal amount at maturity thereof may be limited to an amount equal to the sum of:

•	the initial offering price allocable to the notes; and

•	that portion of the original issue discount which is not deemed to constitute “unmatured interest” for purposes of the Bankruptcy Code.

Any original issue discount that had not accreted as of any such bankruptcy filing would constitute “unmatured interest.”

Restrictions in the indentures governing the notes and the 8.25% notes, and the senior secured credit facility may prevent us from taking actions that we believe would be in the best interest of our business.

The indentures governing the notes and the 8.25% notes and the senior secured credit facility contain customary restrictions on us or our subsidiaries, including covenants that restrict us or our subsidiaries, as the case may be, from:

•	incurring additional indebtedness and issuing preferred stock;

•	granting liens on our assets;

•	making investments;

•	consolidating or merging with, or acquiring, another business;

•	selling or otherwise disposing of our assets;

•	paying dividends and making other distributions with respect to our capital stock, or purchasing, redeeming or retiring our capital stock;

•	entering into transactions with our affiliates; and

•	entering into sale and leaseback transactions.

The senior secured credit facility also requires that American Achievement Corporation meet specified financial ratios. These restrictions may prevent us from taking actions that we believe would be in the best interest of our business, and may make it difficult for us to execute successfully our business strategy or compete effectively with companies that are not similarly restricted.

Federal and state statutes allow courts, under specific circumstances, to void the notes and require note holders to return payments received from us.

Our issuance of the notes may be subject to review under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws. While the relevant laws may vary from state to state, under such laws, the issuance of the notes could be voided, or claims in respect of the notes could be subordinated to all other debts of AAC Group Holding Corp. if, among other things, AAC Group Holding Corp., at the time it incurred the indebtedness:

•	received less than reasonably equivalent value or fair consideration for the incurrence of such indebtedness; and

•	was insolvent or rendered insolvent by reason of such incurrence; or

•	was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

In addition, any payment by us pursuant to the notes, could be voided and required to be returned to us.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, AAC Group Holding Corp. would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets; or

•	if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we believe that AAC Group Holding Corp., following the issuance of the notes, was not insolvent, did not have unreasonably small capital for the business in which it is engaged and did not have debts beyond its ability to pay such debts as they mature. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

If an active trading market does not develop for the notes, you may not be able to resell them.

Although the notes are expected to be eligible for trading in The PORTALSM Market, an active trading market may not develop for the notes. If no active trading market develops, you may not be able to resell your notes at their fair market value or at all. Future trading prices of the notes depend on many factors, including, among other things, our ability to effect this exchange offer, prevailing interest rates, our operating results and the market for similar securities. We have been informed by the initial purchaser that it currently intends to make a market in the notes. However, the initial purchaser may cease its market-making at any time and without notice. We do not intend to apply for listing the notes on any securities exchange.

Our stockholders’ interests may conflict with yours.

An investor group led by Fenway Partners Capital Fund II, L.P. controls substantially all of AAC Group Holding Corp.’s outstanding stock. As a result, these investors are in a position to control all matters affecting us, including controlling decisions made by our board of directors, such as the approval of acquisitions and other extraordinary business transactions, the appointment of members of our management and the approval of mergers or sales of substantially all of our assets. The interests of these investors in exercising control over our business may conflict with your interests as a holder of the notes.

Risks Related to Our Business

If we are unable to maintain our business or further implement our business strategy, our business and financial condition could be adversely affected.

Our ability to meet our debt service and other obligations depends in significant part on how successful we are in maintaining our business and further implementing our business strategy. Our business plan envisions several long-term growth initiatives, including the development of new products. We may not be able to do either of the foregoing and the anticipated results of our strategy may not be realized. The components of our strategy are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. If we are unable to continue to successfully maintain our business and implement our business strategy, our long-term growth and profitability may be adversely affected.

In addition, the business strategy that we intend to pursue is based on our operations and strategic planning process. We may decide to alter or discontinue parts of this strategy or may adopt alternative or additional strategies. The strategies implemented may not be successful and may not improve our operating results. Further, other conditions may occur, including increased competition, which may offset any improved operating results attributable to our business strategy.

We face significant competition from other national competitors.

We face strong competition for most of our principal products. The class ring and yearbook markets are highly concentrated and consist primarily of a few national manufacturers (of which we are one) and, to a significantly lesser extent, small regional competitors. Our recognition and affinity products compete with one national manufacturer and, to a lesser extent, with various other companies. We may not be able to compete successfully with our competitors, some of whom may have greater resources, including financial resources, than we have.

Increased prices for raw materials or finished goods used in our products could adversely affect our profitability or revenues.

Numerous raw materials are used in the manufacture of our products. Gold, precious, semi-precious and synthetic stones, paper products and ink comprise the bulk of the raw materials we utilize in the largest segments of our business. Prices of these materials, especially gold, continually fluctuate. Although we engage in hedging transactions to moderate the impact of gold price fluctuations, there can be no assurance that we will be able to hedge in the future on similar economic terms, or that any of the hedges we enter into will be effective. Any material long-term increase in the price of one or more of our raw materials could have an adverse impact on our cost of sales. In addition, we may be unable to pass on the increased costs to our customers. Our inability to pass on these increased costs could adversely affect our results of operations, financial condition and cash flow.

Currency exchange rate fluctuations may adversely affect our results of operations.

We are subject to market risk associated with foreign currency exchange rates. We purchase the majority of our semi-precious stones from a single supplier in Germany, and the prices for these products are denominated in Euros. In order to hedge market risk, we have from time-to-time purchased forward currency contracts, however, during the combined fiscal 2004, we did not purchase any Euro forward contracts and did not have any such contracts outstanding. Each ten percent change in the Euro exchange rate would result in a $0.8 million change in cost of goods sold, assuming stone purchase levels approximate those levels in the combined fiscal 2004. An unfavorable change in the exchange rates would adversely affect our results of operations.

We are vulnerable to fluctuations in the price of gold, which could adversely affect our results of operations.

Our operating results are substantially dependent upon the market price of gold. We have no control over gold prices, which can fluctuate widely and are affected by numerous factors, such as supply and demand and investor sentiment. We will at times, enter into forward sale contracts and/ or, put/ call option contracts to hedge the effects of price fluctuations. We continually evaluate the potential benefits of engaging in these strategies based on current market conditions. We may be exposed to nonperformance by counterparties or, during periods of significant price fluctuation, margin calls as a result of our hedging activities. Each ten percent change in the price of gold would result in a $2.3 million change in cost of goods sold, assuming gold purchase levels approximate the levels in the combined fiscal year 2004. An unfavorable change in the cost of gold, or an improper hedging strategy, would adversely affect our results of operations.

Many of our products or components of our products are provided by a limited number of third-party suppliers.

Virtually all of the synthetic and semi-precious stones used in our class rings are purchased from a single supplier. We believe that most of the class ring manufacturers in the United States purchase substantially all of these types of stones from this supplier. If this supplier was unable to supply us with stones, or if this supplier’s inventory of stones significantly decreased, our ability to manufacture rings featuring these stones would be adversely affected. We do not have a long-term contract with this supplier and if we were required to secure a new source for these stones, we might not be able to do so on terms as favorable as our current terms, which could adversely affect our results of operations and financial condition. Even if acceptable alternatives were found, the process of locating and securing such alternatives might be disruptive to our business. Extended unavailability of a necessary raw material or finished good could cause us to cease manufacturing one or more products for a period of time.

Investigations involving certain sources of nominations to our achievement publications may impact our business if those sources become unavailable.

We obtain nominations for our achievement publications from a wide variety of commercial and non-commercial sources, which we continuously update. One company that supplies a significant number of nominees to us for inclusion in our Who’s Who Among American High School Students publication has received an inquiry from the U.S. Federal Trade Commission, or FTC, relating to its supplying names and other personal information of high school students to commercial marketers. We have received a request from the FTC for information relating to this matter and are complying with this request.

Approximately two and a half years ago, ECI was advised that a group of up to 30 state attorneys general offices was investigating student privacy issues. ECI was one of the companies from which this group sought information.

ECI, during September and October of 2003, received subpoenas or civil investigative demands from eleven states. To our knowledge, no formal sanctions have been proposed or imposed against ECI by any of these states. After responding to these states’ subpoenas and requests for information, ECI has heard nothing further regarding this matter for over nine months. Due to the preliminary investigative nature of this, we are unable to assess the likelihood of an unfavorable outcome or to estimate the amount or range of possible loss to ECI, if any.

We believe that, if we were not able to obtain nominees from this source for any reason, we would be able to obtain the same quantity of nominees from a number of alternate sources. However, this may not be the case, and the cost of obtaining such information could be higher than our current cost.

Our business may suffer if we do not retain our management.

We depend on our senior management and key sales managers. Although we do not anticipate that we will have to replace any of our management team in the near future, the loss of services of any of the members of our senior management or any key sales managers could adversely affect our business until suitable replacements can be found. Our future success depends in part upon our continued ability to recruit, motivate and retain qualified personnel.

Our future operating results are dependent on maintaining our relationships with our sales representatives.

We rely on the efforts and abilities of our network of sales representatives to sell our class ring, yearbook and graduation products. Most of our relationships with customers and schools are cultivated and maintained by our sales representatives. If we were to lose a significant number of our sales representatives, it could adversely affect our results of operations, financial condition, and cash flow.

Our performance may fluctuate with the financial condition of our retail customers.

A significant portion of our jewelry products are sold through major retail stores, including mass merchandisers, jewelry store chains and independent jewelry stores. As a result, our business and financial results may be adversely impacted by adverse changes in the financial conditions of these retailers, the retail industry generally and the economy overall. Specifically, bankruptcy filings by these retailers could adversely affect our results of operations, financial condition and cash flow.

The seasonality of our sales may have an adverse effect on our operations and our ability to service our debt.

Our scholastic products business experiences strong seasonal business swings that correspond to the typical U.S. academic year. Class ring and achievement publication sales are highest during October through December, yearbook sales are highest during May and June and graduation product sales are highest during February through April. If our sales were to fall substantially below what we would normally expect during these periods, our annual financial results would be adversely impacted and our ability to service our debt, including our ability to make interest payments on the notes, could also be adversely affected.

We are subject to environmental laws and regulations that could impose substantial costs upon us and may adversely affect our financial results and our ability to service our debt.

We are subject to applicable federal, state and local laws, ordinances and regulations that establish various health and environmental quality standards. Past and present manufacturing operations subject us to environmental laws and regulations that seek to protect human health or the environment governing, among other things, the use, handling and disposal or recycling of, or exposure to, hazardous or toxic substances, the remediation of contaminated sites, emissions into the air and discharge of wastewaters. We believe that our business, operations and facilities are in substantial compliance with all material environmental laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. We believe that we have adequate environmental insurance and indemnities to sufficiently cover any currently known material environmental liabilities. However, environmental liabilities in excess of, or not covered by, our environmental insurance and indemnities could have a material adverse affect on our results of operations, financial condition and cash flow.

Our business could be adversely affected by unforeseen economic and political conditions.

Although we believe that growth in the scholastic products market is determined primarily by demographics, we are not fully insulated against economic downturns and unforeseen economic conditions. A weakening of the U.S. economy, an increase in the unemployment rate, decreased consumer disposable income, decreased consumer confidence in the economy and other economic factors could adversely effect our results of operations, financial condition and cash flow.

We rely on proprietary rights which may not be adequately protected.

Our efforts to protect and defend our intellectual property rights may not be successful, and the costs associated with protecting our rights in certain jurisdictions could be extensive. The loss or reduction of any of our significant proprietary rights could hurt our ability to distinguish our products from competitors’ products and retain our leading market shares.

We depend on numerous complex information systems, and any failure to successfully maintain those systems or implement new systems could materially harm our operations.

We depend upon numerous information systems for operational and financial information and billing operations. We may not be able to maintain or enhance existing or implement new information systems. We intend to continue to invest in and administer sophisticated management information systems, and we may experience unanticipated delays, complications and expenses in implementing, integrating and operating our systems. Furthermore, our information systems may require modifications, improvements or replacements that may require substantial expenditures and may require interruptions in operations during periods of implementation. Moreover, implementation of these systems is subject to the availability of information technology and skilled personnel to assist us in creating and implementing the systems. The failure to successfully implement and maintain operational, financial, testing and billing information systems could have an adverse effect on our results of operations, financial condition and cash flow.

INDUSTRY AND MARKET DATA

Industry and market data, including all market share data, used throughout this prospectus was obtained from our own research and estimates. Throughout this prospectus, references to specific markets in which we compete are to such markets in the United States and all market share data is calculated as a percentage of units sold in the applicable market.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements,” which are subject to a number of risks and uncertainties, many of which are beyond our control. Forward-looking statements are typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and similar expressions. Actual results could differ materially from those contemplated by these forward-looking statements as a result of factors (“Cautionary Statements”) such as those described under “Risk Factors.” In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking information contained in this prospectus will in fact transpire. Readers are cautioned not to place undue reliance on these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements.

REGISTERED TRADEMARKS

The following items referred to in this prospectus are registered pursuant to applicable intellectual property laws and are the property of the issuer or its subsidiaries: “American Achievement Corporation,” “ArtCarved,” “Balfour,” “Class Rings, Ltd,” “Keystone,” “Master Class Rings,” “R. Johns,” “Keepsake,” “Taylor Publishing,” “Who’s Who,” “The National Dean’s List,” “Celebrations of Life,” “Generations of Love,” “Namesake” and the various logos related to the foregoing brands.

THE EXCHANGE OFFER

General

Concurrently with the sale of the outstanding notes on November 16, 2004, we entered into a registration rights agreement with the initial purchaser of the outstanding notes, which requires us to file a registration statement under the Securities Act with respect to the exchange notes and, upon the effectiveness of the registration statement, offer to the holders of the outstanding notes the opportunity to exchange their outstanding notes for a like principal amount of exchange notes. The exchange notes will be issued without a restrictive legend and generally may be reoffered and resold without registration under the Securities Act. The registration rights agreement further provides that we must cause the registration statement to be declared effective within 240 days of the issue date of the outstanding notes and must consummate the exchange offer within 40 business days after the effective date of our registration statement.

Except as described below, upon the completion of the exchange offer, our obligations with respect to the registration of the outstanding notes and the exchange notes will terminate. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part. Following the completion of the exchange offer, holders of outstanding notes not tendered will not have any further registration rights other than as set forth in the paragraphs below, and the outstanding notes will continue to be subject to certain restrictions on transfer.

In order to participate in the exchange offer, a holder must represent to us, among other things, that:

•	the exchange notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the holder;

•	the holder is not engaging in and does not intend to engage in a distribution of the exchange notes;

•	the holder does not have an arrangement or understanding with any person to participate in the distribution of the exchange notes;

•	the holder is not an “affiliate,” as defined under Rule 405 under the Securities Act, of AAC Group Holding Corp.; and

•	if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for outstanding notes that were acquired a result of market-making or other trading activities, then the holder will deliver a prospectus in connection with any resale of such exchange notes.

Under certain circumstances specified in the registration rights agreement, we may be required to file a “shelf” registration statement for a continuous offer in connection with the outstanding notes pursuant to Rule 415 under the Securities Act.

Based on an interpretation by the SEC’s staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by the holder of exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, unless the holder:

•	is an “affiliate,” within the meaning of Rule 405 under the Securities Act, of AAC Group Holding Corp.;

•	is a broker-dealer who purchased outstanding notes directly from us for resale under Rule 144A or Regulation S or any other available exemption under the Securities Act;

•	acquired the exchange notes other than in the ordinary course of the holder’s business;

•	has an arrangement with any person to engage in the distribution of the exchange notes; or

•	is prohibited by any law or policy of the SEC from participating in the exchange offer.

Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes cannot rely on this interpretation by the SEC’s staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange note. See “Plan of Distribution.” Broker-dealers who acquired outstanding notes directly from us and not as a result of market making activities or other trading activities may not rely on the staff’s interpretations discussed above or participate in the exchange offer, and must comply with the prospectus delivery requirements of the Securities Act in order to sell the outstanding notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on September 30, 2005, or such date and time to which we extend the offer. We will issue $1,000 in principal amount at maturity of exchange notes in exchange for each $1,000 principal amount at maturity of outstanding notes accepted in the exchange offer. Holders may tender some or all of their outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in integral multiples of $1,000 in principal amount at maturity.

The exchange notes will evidence the same debt as the outstanding notes and will be issued under the terms of, and entitled to the benefits of, the indenture relating to the outstanding notes.

As of the date of this prospectus, $131.5 million in aggregate principal amount at maturity of outstanding notes were outstanding, and there was one registered holder, a nominee of the Depository Trust Company. This prospectus, together with the letter of transmittal, is being sent to the registered holder and to others believed to have beneficial interests in the outstanding notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated under the Exchange Act.

We will be deemed to have accepted validly tendered outstanding notes when, as and if we have given oral or written notice thereof to U.S. Bank, National Association, the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If any tendered outstanding notes are not accepted for exchange because of an invalid tender, or the occurrence of certain other events set forth under the heading “—Conditions to the Exchange Offer,” certificates for any such unaccepted outstanding notes will be returned, without expense, to the tendering holder of those outstanding notes promptly after the expiration date unless the exchange offer is extended.

Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, applicable to the exchange offer. See “—Fees and Expenses.”

Expiration Date; Extensions; Amendments

The expiration date shall be 5:00 p.m., New York City time, on September 30, 2005, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date and time to which the exchange offer is extended. In order to extend the exchange offer, we will notify the exchange agent and each registered holder of any extension by oral or written notice prior to 9:00

a.m., New York City time, on the next business day after the previously scheduled expiration date and will also disseminate notice of any extension by press release or other public announcement prior to 9:00 a.m., New York City time. We reserve the right, in our sole discretion:

•	to delay accepting any outstanding notes, to extend the exchange offer or, if any of the conditions set forth under “Conditions to the Exchange Offer” shall not have been satisfied, to terminate the exchange offer, by giving oral or written notice of that delay, extension or termination to the exchange agent, or

•	to amend the terms of the exchange offer in any manner.

In the event that we make a fundamental change to the terms of the exchange offer, we will file a post-effective amendment to the registration statement. In the event that we make a material change in the exchange offer, including the waiver of a material condition, we will extend the expiration date of the exchange offer so that at least five business days remain in the exchange offer following notice of the material change.

Procedures for Tendering

Only a holder of outstanding notes may tender the outstanding notes in the exchange offer. Except as set forth under “—Book-Entry Transfer,” to tender in the exchange offer a holder must complete, sign and date the letter of transmittal, or a copy of the letter of transmittal, have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal and mail or otherwise deliver the letter of transmittal or copy to the exchange agent prior to the expiration date. In addition:

•	certificates for the outstanding notes must be received by the exchange agent along with the letter of transmittal prior to the expiration date, or

•	a timely confirmation of a book-entry transfer, or a book-entry confirmation, of the outstanding notes, if that procedure is available, into the exchange agent’s account at The Depository Trust Company, which we refer to as the book-entry transfer facility, following the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date, or you must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the letter of transmittal and the required documents must be received by the exchange agent at the address set forth under “—Exchange Agent” prior to the expiration date.

Your tender, if not withdrawn prior to 5:00 p.m., New York City time, on the expiration date, will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

The method of delivery of outstanding notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, it is recommended that you use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No letter of transmittal or outstanding notes should be sent to us. You may request your broker, dealer, commercial bank, trust company or nominee to effect these transactions for you.

Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner’s behalf. If the beneficial owner wishes to tender on its own behalf, the beneficial owner must, prior to completing and executing the letter of transmittal and delivering the owner’s outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in the beneficial owner’s name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act unless outstanding notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Registration Instruction” or “Special Delivery Instructions” on the letter of transmittal, or

•	for the account of an eligible guarantor institution.

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by any eligible guarantor institution that is a member of or participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or an eligible guarantor institution.

If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed in the letter of transmittal, the outstanding notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as that registered holder’s name appears on the outstanding notes.

If the letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers persons should so indicate when signing, and evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal unless waived by us.

All questions as to the validity, form, eligibility, including time of receipt, acceptance, and withdrawal of tendered outstanding notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither we, the exchange agent, nor any other person shall incur any liability for failure to give that notification. Tenders of outstanding notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, promptly following the expiration date, unless the exchange offer is extended.

In addition, we reserve the right in our sole discretion to purchase or make offers for any outstanding notes that remain outstanding after the expiration date or, as set forth under “—Conditions to the Exchange Offer,” to terminate the exchange offer and, to the extent permitted by applicable law, purchase outstanding notes in the open market, in privately negotiated transactions, or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

In all cases, issuance of exchange notes for outstanding notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of certificates for such outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent’s account at the book-entry transfer facility, a properly completed and duly executed letter of transmittal or, with respect to The Depository Trust Company and its participants, electronic instructions in which the tendering holder acknowledges its receipt of and agreement to be bound by the letter of transmittal, and all other required documents. If any tendered outstanding notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if outstanding notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged outstanding notes will be returned without expense to the tendering holder or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at the book-entry transfer facility according to the book-entry transfer procedures described below, those non-exchanged outstanding notes will be credited to an account maintained with that book-entry transfer facility, in each case, promptly after the expiration or termination of the exchange offer.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where those outstanding notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See “Plan of Distribution.”

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the outstanding notes at the book-entry transfer facility for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in the book-entry transfer facility’s systems may make book-entry delivery of outstanding notes being tendered by causing the book-entry transfer facility to transfer such outstanding notes into the exchange agent’s account at the book-entry transfer facility in accordance with that book-entry transfer facility’s procedures for transfer. However, although delivery of outstanding notes may be effected through book-entry transfer at the book-entry transfer facility, the letter of transmittal or copy of the letter of transmittal, with any required signature guarantees and any other required documents, must, in any case other than as set forth in the following paragraph, be transmitted to and received by the exchange agent at the address set forth under “—Exchange Agent” on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

The Depository Trust Company’s Automated Tender Offer Program is the only method of processing exchange offers through The Depository Trust Company. To accept the exchange offer through the Automated Tender Offer Program, participants in The Depository Trust Company must send electronic instructions to The Depository Trust Company through The Depository Trust Company’s communication system instead of sending a signed, hard copy letter of transmittal. The Depository Trust Company is obligated to communicate those electronic instructions to the exchange agent. To tender outstanding notes through the Automated Tender Offer Program, the electronic instructions sent to The Depository Trust Company and transmitted by The Depository Trust Company to the exchange agent must contain the character by which the participant acknowledges its receipt of and agrees to be bound by the letter of transmittal.

Guaranteed Delivery Procedures

If a registered holder of the outstanding notes desires to tender outstanding notes and the outstanding notes are not immediately available, or time will not permit that holder’s outstanding notes or other required documents to reach the exchange agent prior to 5:00 p.m., New York City time, on the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the tender is made through an eligible guarantor institution;

•	prior to 5:00 p.m., New York City time, on the expiration date, the exchange agent receives from that eligible guarantor institution a properly completed and duly executed letter of transmittal or a facsimile of a duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, by telegram, telex, fax transmission, mail or hand delivery, setting forth the name and address of the holder of outstanding notes and the amount of the outstanding notes tendered and stating that the tender is being made by guaranteed delivery, the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, will be deposited by the eligible guarantor institution with the exchange agent; and

•	the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, are received by the exchange agent within five business days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

Tenders of outstanding notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal of a tender of outstanding notes to be effective, a written or, for The Depository Trust Company participants, electronic Automated Tender Offer Program transmission, notice of withdrawal, must be received by the exchange agent at its address set forth under “—Exchange Agent” prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

•	specify the name of the person having deposited the outstanding notes to be withdrawn, whom we refer to as the depositor;

•	identify the outstanding notes to be withdrawn, including the certificate number or numbers and principal amount of such outstanding notes;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which such outstanding notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee register the transfer of such outstanding notes into the name of the person withdrawing the tender; and

•	specify the name in which any such outstanding notes are to be registered, if different from that of the depositor.

All questions as to the validity, form, eligibility and time of receipt of such notices will be determined by us, whose determination shall be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any outstanding notes which have been tendered for exchange, but which are not exchanged for any reason, will be returned to the holder of those outstanding notes without cost to that holder promptly after withdrawal, rejection of tender, or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following one of the procedures under “—Procedures for Tendering” at any time on or prior to the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes and may terminate or amend the exchange offer if at any time before the expiration of the exchange offer, we determine that the exchange offer violates applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time, prior to the expiration of the exchange offer. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of those rights and each of those rights shall be deemed an ongoing right which may be asserted at any time and from time to time.

In addition, we will not accept for exchange any outstanding notes tendered, and no exchange notes will be issued in exchange for those outstanding notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939. In any of those events we are required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

Effect of Not Tendering

Holders of Outstanding Notes who do not exchange their outstanding notes for Exchange Notes in the exchange offer will remain subject to the restrictions on transfer of such outstanding notes:

•	as set forth in the legend printed on the outstanding notes as a consequence of the issuance of the outstanding notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	otherwise set forth in the offering memorandum distributed in connection with the private offering of the outstanding notes.

Exchange Agent

All executed letters of transmittal should be directed to the exchange agent. U.S. Bank National Association has been appointed as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By Mail, Hand Delivery or Facsimile:

U.S. Bank National Association

West Side Flats Operations Center

St. Paul, Minnesota 55107

Facsimile Transmission: (651) 495-8158

Confirm by Telephone: (800) 934-6802

Originals of all documents sent by facsimile should be sent promptly by registered or certified mail, by hand or by overnight delivery service.

Fees and Expenses

We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and will include fees and expenses of the exchange agent, accounting, legal, printing and related fees and expenses.

Transfer Taxes

Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those outstanding notes.

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations under the registration rights agreement, dated November 16, 2004, by and among us and the initial purchaser of the outstanding notes. We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. In exchange for the exchange notes, we will receive outstanding notes in like principal amount at maturity. We will retire or cancel all of the outstanding notes tendered in the exchange offer. Accordingly, issuance of the exchange notes will not result in any change in our capitalization.

On November 16, 2004, we issued and sold the outstanding notes. The net proceeds from that offering were approximately $85.3 million, after deducting estimated fees and expenses related to the offering. AAC Group Holding Corp. used the net proceeds from that offering to make a distribution to its stockholders through the repurchase of shares of its capital stock.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of May 28, 2005. The information in this table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and accompanying notes thereto appearing elsewhere in this prospectus.

As of May 28, 2005
(in millions)
Cash and cash equivalents	$4.0

Debt:
The senior secured credit facility:
Revolving loan(1)	4.5
Term loan	139.5
8.25% notes	150.0
10.25% notes	94.3
Other debt(2)	9.3

Total debt	397.6

Total stockholders’ equity	30.8

Total capitalization	$428.4

(1)	The aggregate revolving loan availability under the senior secured credit facility is $40.0 million. This availability has been reduced by approximately $4.5 million revolver borrowings and $1.9 million of letters of credit that were outstanding on May 28, 2005.
(2)	Other debt consists of bank overdrafts and capital leases.

SELECTED FINANCIAL INFORMATION AND OTHER DATA

The following table presents selected historical financial and other data for American Achievement Corporation and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus. The selected historical consolidated financial and other data set forth below for, and as of the end of, the fiscal years ended August 26, 2000, August 25, 2001, August 31, 2002, August 30, 2003 and the period from August 31, 2003 to March 25, 2004, have been derived from audited consolidated financial statements of the Predecessor. The selected historical consolidated financial and other data set forth below for and as of the period March 26, 2004 through August 28, 2004 has been derived from the Successor audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial and other data set forth below for, and as of the period March 26, 2004 through May 29, 2004 and for the nine months ended May 28, 2005 have been derived from the Successor unaudited condensed consolidated financial statements included elsewhere in this prospectus. The selected unaudited pro forma condensed consolidated financial data should be read in conjunction with our pro forma condensed consolidated financial statements included elsewhere herein. The selected unaudited pro forma condensed consolidated financial data for the twelve months ended August 28, 2004 and the nine months ended May 28, 2005 was derived from our unaudited pro forma condensed consolidated financial statements appearing elsewhere in this prospectus, which give effect to the offering of the notes, the Transactions and our acquisition of C-B Graduation Announcements, as if each occurred as of August 31, 2003. The unaudited pro forma condensed consolidated financial data does not purport to represent what our results of operations would have been if such events had occurred as of such date indicated or what such results will be for future periods.

	Predecessor					Successor
	Fiscal Year Ended				For the Period August 31, 2003 through March 25, 2004	For the Period March 26, 2004 through August 28, 2004(5)	For the Period March 26, 2004 through May 29, 2004 (5)	For the Nine Months Ended May 28, 2005(5)	Pro Forma Twelve Months Ended August 28, 2004	Pro Forma Nine Months Ended May 28, 2005
	August 26, 2000(1)	August 25, 2001(2)	August 31, 2002(3)	August 30, 2003
	(dollars in thousands)
Statement of Operations Data:
Net sales	$182,285	$281,053	$304,378	$308,431	$146,721	$167,350	$114,621	$259,228	$315,085	$259,228
Cost of sales	80,929	142,164	146,898	139,170	59,857	83,521	55,088	106,993	143,952	106,993

Gross profit	101,356	138,889	157,480	169,261	86,864	83,829	59,533	152,235	171,133	152,235

Selling, general and administrative expenses	85,559	119,972	129,734	129,423	74,992	62,647	34,559	115,208	143,877	115,208
(Gain) loss on early extinguishment of debt	(6,695)	—	5,650	—	—	—	—	—	—	—

Operating income	22,492	18,917	22,096	39,838	11,872	21,182	24,974	37,027	27,256	37,027

Income (loss) before income taxes	6,801	(3,929)	(6,713)	10,898	$(4,583)	10,925	20,402	13,961	(6,794)	11,964
Provision (benefit) for income taxes	333	(1,443)	(1,171)	132	—	4,459	7,957	6,082	(2,650)	5,212
Cumulative effect of change in accounting principle—loss	—	1,835	—	—	—	—	—	—	—	—

Net income (loss)	$6,468	$(4,321)	$(5,542)	$10,766	$(4,583)	$6,466	$12,445	$7,897	$(4,144)	$6,752

	Predecessor							Successor
	Fiscal Year Ended						For the Period August 31, 2003 through March 25, 2004(4)	For the Period March 26, 2004 through August 28, 2004(5)		For the Period March 26, 2004 through May 29, 2004(5)		For the Nine Months Ended May 28, 2005(5)
	August 26, 2000(1)		August 25, 2001(2)	August 31, 2002(3)	August 30, 2003
	(dollars in thousands)
Balance Sheet Data (at end of period):
Total assets	$326,553		$384,971	$401,626	$395,501		$553,589	$530,986		$548,547		$549,793
Total debt(6)	196,405		228,223	246,509	233,805		319,985	320,337		322,981		397,557
Total stockholders’ equity	63,098		70,828	65,254	71,843		102,046	108,512		114,491		30,841
Other Data:
EBITDA(7)	$31,592		$34,668	$39,025	$53,987		$20,402	$31,526		$29,061		$56,002
Interest expense, net	15,691		22,846	26,026	28,940		16,455	10,257		4,572		23,066
Capital expenditures	5,087		7,499	14,247	11,243		12,793	3,665		1,428		9,755
Depreciation and amortization	9,100		17,586	19,712	14,149		8,530	10,344		4,087		18,975
Ratio of earnings to fixed charges(8)	1.43	x	—	—	1.36	x	—	2.03	x	5.35	x	1.59	x

(1)	Includes the results of operations for Taylor Publishing from July 27, 2000, the date of our acquisition of Taylor Publishing.
(2)	Includes the results of operations for ECI, from March 30, 2001, the date of our acquisition of ECI. ECI sales are highly seasonal, with most shipments generally occurring in the first four months of our fiscal year.
(3)	Includes the results of operations for Milestone Marketing from July 15, 2002, the date of our acquisition of Milestone Marketing.
(4)	Includes the results of operations for C-B Graduation Announcements from January 30, 2004, the date of our acquisition of C-B Graduation Announcements.
(5)	During the period from March 26, 2004 to August 28, 2004, the period from March 26, 2004 to May 29, 2004, and for the nine months ended May 28, 2005, we recognized in our consolidated statement of operations approximately $6.4 million, $5,3 million and $0 of excess purchase price allocated to inventory as cost of sales and approximately $4.3 million, $1.7 million and $5.8 million of additional amortization expense of intangible assets as selling, general and administrative expenses, respectively, as compared to our historical basis of accounting prior to the Merger.
(6)	Total debt includes all borrowings outstanding under notes, credit facilities, bank overdrafts and capital lease obligations.
(7)	EBITDA represents net income (loss) before interest expense, income taxes, depreciation and amortization. EBITDA does not represent net income or cash flows from operations, as these terms are defined under generally accepted accounting principles, and should not be considered as an alternative to net income as an indicator of our operating performance or to cash flows as a measure of liquidity.

The following sets forth a reconciliation of EBITDA to net income and operating cash flow.

	Predecessor					Successor
	Fiscal year Ended				For the Period August 31, 2003 through March 25, 2004	For the Period March 26, 2004 to August 28, 2004(a)	For the Period March 26, 2004 to May 29, 2004(a)	For the Nine Months Ended May 28, 2005(a)
	August 26, 2000	August 25, 2001	August 31, 2002	August 30, 2003(a)
	(dollars in thousands)
Net income (loss)	$6,468	$(4,321)	$(5,542)	$10,766	$(4,583)	$6,466	$12,445	$7,879

Interest expense, net	15,691	22,846	26,026	28,940	16,455	10,257	4,572	23,066
Provision (benefit) for income taxes	333	(1,443)	(1,171)	132	—	4,459	7,957	6,082
Depreciation and amortization expense	9,100	17,586	19,712	14,149	8,530	10,344	4,087	18,975

EBITDA	$31,592	$34,668	$39,025	$53,987	$20,402	$31,526	$29,061	$56,002

Changes in assets and liabilities	$(18,825)	$(6,761)	$1,808	$(92)	$35,227	$(24,939)	$(28,638)	$(18,203)
Deferred income taxes	—	—	—	—	—	4,309	1,821	7,510
Interest expense, net	(15,691)	(22,846)	(26,026)	(28,940)	(16,455)	(10,257)	(4,572)	(23,066)
Income tax (provision) benefit	(333)	1,443	1,171	(132)	—	(4,459)	(7,957)	(6,082)
Amortization of debt discount and deferred financing fees	—	1,534	145	2,051	1,197	629	251	6,422
Provision for doubtful accounts	630	383	1,355	(376)	(144)	(236)	1,088	574
Loss on extinguishment of debt	(6,741)	—	5,650	—	—	—	—	—
Unrealized loss on free-standing derivative	—	—	182	—	—	—	—	—
Cumulative effect of exchange in accounting principle	—	1,835	—	—	—	—	—	—

Net cash provided by (used in) operating activities	$(9,368)	$10,256	$23,310	$26,498	$40,227	$(3,427)	$(8,946)	$23,157

(a)	During the period from March 26, 2004 to August 28, 2004, the period from March 26, 2004 to May 29, 2004 and for the nine months ended May 28, 2005 we recognized in our consolidated statement of operations approximately $6.4 million, $5.3 million and $0 of excess purchase price allocated to inventory as cost of sales and approximately $4.3 million, $1.7 million and $5.8 million of additional amortization expense of intangible assets as selling, general and administrative expenses, respectively, as compared to our historical basis of accounting prior to the Transactions.

We consider EBITDA to be a key indicator of operating performance as it and similar measures are instrumental in the determination of compliance with certain financial covenants in the senior secured credit facility, and is used by our management in the calculation of the aggregate fee payable under our management agreement and in determining a portion of compensation for certain of our employees. We also believe that EBITDA is useful to investors in evaluating the value of companies in general, and in evaluating the liquidity of companies with debt service obligations and their ability to service their indebtedness.

EBITDA is not a defined term under GAAP and should not be considered an alternative to operating income or net income as a measure of operating results or cash flows as a measure of liquidity. EBITDA has important limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. For example, EBITDA: (i) does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments; (ii) does not reflect changes in, or cash requirements for, our working capital needs; (iii) does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts; (iv) excludes tax payments that represent a reduction in cash available to us; and (v) does not reflect any cash requirements for the assets being depreciated and amortized that may have to be replaced in the future. Despite these limitations, we believe that EBITDA is useful, however, since it provides investors with additional information not available in a GAAP presentation. To compensate for these limitations, we rely primarily on our GAAP results and use EBITDA only supplementally.

(8)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent net income (loss) before income tax expense plus fixed charges. Fixed charges consist of total interest expense and a one-fourth portion of operating lease expenses that management believes is representative of the interest component of rent pursuant to our operating leases. Our earnings were insufficient to cover fixed charges by approximately $3.9 million, $6.7 million and $4.6 million for the fiscal years ended August 25, 2001, August 31, 2002, the period August 31, 2003 through March 25, 2004, respectively.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

The following unaudited pro forma condensed consolidated financial data has been derived by the application of pro forma adjustments to our historical consolidated financial statements. The unaudited pro forma condensed consolidated statement of operations for the nine months ended May 28, 2005 and the twelve months ended August 28, 2004 give effect to the offering of the outstanding notes, the Transactions and our acquisition of C-B Graduation Announcements, which was consummated on January 30, 2004, as if such events occurred as of August 31, 2003. The unaudited pro forma condensed consolidated financial data do not purport to represent what our results of operations would have been if the offering of the outstanding notes, the Transactions and our C-B Graduation Announcements acquisition had occurred as of the dates indicated, nor are they indicative of the results for any future periods.

You should read our unaudited pro forma condensed consolidated financial statements and the related notes thereto in conjunction with our historical consolidated financial statements and the related notes thereto and other information contained in “Use of Proceeds,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE TWELVE MONTHS ENDED AUGUST 28, 2004

(Dollars in thousands)

	Predecessor	Successor
	For the Period August 31, 2003 through March 25, 2004	For the Period March 26, 2004 through August 28, 2004	Adjustments for the Transactions and the C-B Graduation Announcements Acquisition		American Achievement Corporation Pro Forma Year Ended August 28, 2004	Adjustments for the Offering of the Outstanding Notes	AAC Group Holding Corp. Pro Forma Year Ended August 28, 2004
Net sales	$146,721	$167,350	$1,014	(1)	$315,085	—	$315,085
Cost of sales	59,857	83,521	574	(2)	143,952	—	143,952

Gross profit	86,864	83,829	440		171,133	—	171,133

Selling, general and administrative expense	74,992	62,647	6,238	(3)	143,877	—	143,877

Operating income (loss)	11,872	21,182	(5,798)		27,256	—	27,256
Interest expense	16,455	10,257	(2,589	)(4)	24,123	9,927 (7)	34,050

Income (loss) before taxes	(4,583)	10,925	(3,209)		3,133	(9,927)	(6,794)
Benefit (provision) for income taxes	—	(4,459)	3,237		(1,222)	3,872	2,650 (5)

Net income (loss)	(4,583)	6,466	28		1,911	(6,055)	(4,144)
Preferred dividends	(700)	—	700	(6)	—	—

Net income (loss) applicable to common stockholders	$(5,283)	$6,466	$728		$1,911	$(6,055)	$(4,144)

See notes to the unaudited pro forma condensed consolidated statements of operations.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED MAY 28, 2005

(Dollars in thousands)

	AAC Group Holding Corp. for the Nine Months Ended May 28, 2005	Adjustments for the Offering	AAC Group Holding Corp. Pro Forma for the Nine Months Ended May 28, 2005
Net sales	$259,228		$259,228
Cost of sales	106,993		106,993

Gross profit	152,235	—	152,235

Selling, general and administrative expenses	115,208		115,208

Operating income	37,027	—	37,027
Interest expense	23,066	1,997 (8)	25,063

Loss before income taxes	13,961	(1,997)	11,964
Provision for income taxes	6,082	(870)	5,212	(9)

Net loss	7,879	(1,127)	6,752
Preferred dividends	—		—

Net loss applicable to common stockholders	$7,879	$(1,127)	$6,752

See notes to the unaudited pro forma condensed consolidated statements of operations.

NOTES TO UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED STATEMENT OF OPERATIONS

(1)	According to its unaudited financial statements for the year ended December 31, 2003 (its fiscal 2003), C-B Graduation Announcements had net sales of approximately $5.0 million during such period. Of those sales, approximately $1.0 million occurred during September, October, November, December and January of 2003, which months correspond to the months during the combined year ended August 28, 2004 that C-B Graduation Announcements was not consolidated with AAC Group Holding Corp.
(2)	Includes $0.4 million in adjustments to depreciation expense for fiscal 2004, as of and for the year ended August 28, 2004, as a result of the write up of property, plant and equipment in connection with the purchase price allocation. Also includes $0.2 million in additional cost of sales for fiscal 2004 relating to C-B Graduation Announcements.
(3)	Includes approximately $5.8 million in adjustments to amortization expense for fiscal 2004, as a result of the write-up of certain of our intangible assets in connection with the purchase price allocation. Also includes approximately $0.7 million in additional selling, general and administrative expense for fiscal 2004 relating to C-B Graduation Announcements, partially offset by a $0.2 million adjustment to depreciation expense for fiscal 2004 as a result of the write-up of the property, plant and equipment.
(4)	Reflects the change in interest expense as a result of the new financing arrangements entered into in connection with the Merger, which is calculated as follows (in thousands):

(Dollars in Thousands)
Interest on new borrowings(a)	$21,830
Historical interest on other debt assumed, net(b)	822

Total cash interest from the debt requirements of the Merger	$22,652

Amortization of deferred financing costs	1,471

Total pro forma interest expense	$24,123
Less: Historical interest expense	26,712

Net adjustment to interest expense	$(2,589)

(a)	Represents pro forma interest expense calculated using assumed interest rates on (i) the $154.6 million term loan under our senior secured credit facility, (ii) average amount of revolving loans outstanding on our senior secured credit facility during fiscal 2004 and (iii) an average amount of outstanding letters of credit during fiscal 2004, and the actual interest rates on $150.0 million in 8.25% senior subordinated notes of American Achievement Corporation and on the remaining $6.1 million of untendered 11.625% notes of American Achievement Corporation. Each quarter point change in interest rates would result in a $0.4 million change in annual interest expense on the term loan and, assuming the entire revolving loan were drawn, a $0.1 million change in annual interest expense on the revolving loan.
(b)	Represents interest on capital leases assumed in connection with the Merger and other interest, including interest with respect to our gold consignment agreement, net of interest income.
(5)	Represents an effective tax rate of 39% for estimated Federal and state income taxes for the pro forma year ended August 28, 2004.
(6)	Represents the elimination of dividends on the redeemable minority interest in one of our subsidiaries.
(7)	The pro forma adjustment to interest expense reflects the interest expense on the outstanding notes and related debt issuance costs.

(Dollars in thousands)
Estimated interest expense for the outstanding notes	$9,419
Estimated amortization of debt issuance costs	508

Pro forma adjustment for interest expense	$9,927

(8)	The pro forma adjustment to interest expense reflects the interest expense on the outstanding notes and related debt issuance costs.

(Dollars in thousands)
Estimated interest expense for the outstanding notes	$1,907
Estimated amortization of debt issuance costs	90

Pro forma adjustment for interest expense	$1,997

(9)	Represents an effective tax rate of 44% for estimated Federal and state income taxes and the non-deductibility of a portion of interest on high-yield debt for the period.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements and the accompanying notes included in this prospectus. For ease of comparison purposes, pro forma adjustments for the Transactions and the C-B Graduation Announcements Acquisition have been added to financial data for the periods August 31, 2003 through March 25, 2004 and March 26, 2004 to August 28, 2004, to arrive at a fiscal year pro forma period ended August 28, 2004. This period may be referred to herein as the “pro forma year ended August 28, 2004,” or the “pro forma fiscal 2004.” Additionally, we combined the financial data for the periods August 31, 2003 through March 25, 2004 and March 26, 2004 through May 29, 2004, to arrive at a nine month pro forma period ended May 29, 2004. This period may be referred to herein as the “pro forma nine months ended May 29, 2004.” The Consolidated Financial Statements, and the notes thereto, have been prepared in accordance with U.S. GAAP. In reviewing this comparative financial information, readers should remember that Predecessor period results of operations do not reflect the effects of the acquisition and the application of purchase accounting. All amounts are in U.S. Dollars except otherwise indicated.

The following management discussion and analysis gives effect to the restatement discussed in Note 17 of the audited consolidated financial statements.

Basis of Presentation

We present financial information relating to American Achievement Corporation and its subsidiaries in this prospectus, including in this discussion and analysis. American Achievement Corporation’s consolidated financial statements are substantially identical to what AAC Group Holding Corp.’s consolidated financial statements would look like had AAC Group Holding Corp. prepared separate financial statements for this prospectus. AAC Group Holding Corp. was formed in November 2004. Its only assets are 100% of the shares of common stock of AAC Holding Corp., which is the holder of 100% of the shares of common stock of American Achievement Corporation. AAC Group Holding Corp. conducts all of its business through American Achievement Corporation and its subsidiaries. For purposes of this section, “we,” “us” and “our” refer to American Achievement Corporation and its subsidiaries.

General

We are one of the leading manufacturers and suppliers of class rings, yearbooks, graduation products, achievement publications and recognition and affinity jewelry in the United States. We serve the high school, college and, to a lesser extent, elementary and junior high school markets. We market and sell yearbooks in all of the markets we serve. We primarily sell our class rings and graduation products, which include fine paper products and graduation accessories, in the high school, college and junior high school markets. Our achievement publications segment produces, markets, and sells publications that recognize the achievements of top students at the high school and college levels, as well as the nation’s most inspiring teachers. It consists of various titles including the Who’s Who brand and The National Dean’s List. Our other segment consists primarily of jewelry commemorating family events such as the birth of a child, fan affinity jewelry and related products and professional sports championship rings such as World Series rings.

Our ability to meet our debt service and other obligations depends in significant part on how successful we are in maintaining our business and further implementing our business strategy. Our business plan envisions several long-term growth initiatives, including the development of new products. The components of our strategy are subject to significant business, economic and competitive uncertainties and contingencies.

Numerous raw materials are used in the manufacture of our products. Gold, precious, semiprecious and synthetic stones, paper products and ink comprise the bulk of the raw materials we utilize in the largest segments of our business. Prices of these materials, especially gold, continually fluctuate. We purchase all of our gold from a single supplier, The Bank of Nova Scotia, through our existing gold consignment agreement. We consign the majority of our gold and pay for gold as our products are shipped to customers. We also purchase the majority of our semi-precious stones from a single supplier in Germany. The prices for these products are denominated in Euros. We generally are able to pass on price increases in gold and stones to our customers as such increases are realized by us, however, this may not always be the case. Gold prices have increased and the U.S. dollar has continued to lose valuation when compared to the Euro during the first quarter of our fiscal year 2005. We expect these trends to continue at least through the end of our fiscal year 2005, and perhaps thereafter.

We face strong competition for most of our principal products. The class ring and yearbook markets are highly concentrated and consist primarily of a few national manufacturers (of which we are one) and, to a significantly lesser extent, small regional competitors. Our achievement publication products compete with one national manufacturer and, to a lesser extent, with various other companies. We believe that it would be costly and time-consuming for new competitors to replicate the production and distribution capabilities necessary to compete effectively in this market, and as a result, there have been no major new competitors in the last 60 years.

We experience seasonal fluctuations in our net sales tied primarily to the school year. We recorded 22% and 43% of our pro forma fiscal year 2004 net sales in our first and third quarters, respectively. Class ring sales are highest during October through December, with most orders made for delivery to students before the winter holiday season. Graduation product sales are predominantly made during February through April prior to the April through June graduation season. Yearbook sales are highest during the months of April through June, as yearbooks are typically shipped prior to each school’s summer break. We have historically experienced operating losses during our fourth fiscal quarter, which includes the summer months when school is not in session, thus reducing related shipment of products. In addition, our working capital requirements tend to exceed our operating cash flows from April through August.

We also have exposure to market risk relating to changes in interest rates on our variable rate debt. Our senior secured credit facility (revolver and term loan) and existing gold consignment agreement are variable rate arrangements. The interest rates are based on a floating benchmark rate (such as LIBOR or the Federal Funds rate) plus a fixed spread.

Historically, growth in the class rings, yearbooks and graduation products market has been driven primarily by demographics. The U.S. Department of Education projects that the number of high school and college graduates will grow by an average of 2.1% and 1.7% per year, respectively, from 2004 to 2008. Additionally, the U.S. Census Bureau projects that the total U.S. population will increase by 9.5% between 2000 and 2010. Both the increased population, and the increased number of high school and college graduates should expand the market for our products.

Company Background

Our business was founded when the operations of ArtCarved, which were previously owned by CJC Holdings, Inc., and the operations of Balfour, which were previously owned by L. G. Balfour Company, Inc., were combined in December 1996. American Achievement Corporation was formed in June 2000 to serve as a holding company for these operations as well as any future acquisitions. In June 2000, we acquired the Taylor Senior Holding Company, the parent company of Taylor Publishing, whose primary business was designing and printing student yearbooks. In March 2001, American Achievement Corporation acquired all of the capital stock of ECI, which publishes achievement publications. In July 2002, American Achievement Corporation acquired all the outstanding stock and warrants of Milestone Marketing, a marketer of class rings and other graduation products to the college market. In January 2004, American Achievement Corporation acquired C-B Graduation Announcements, a marketer of graduation products to the college market.

On March 25, 2004, AAC Acquisition Corp., a wholly owned subsidiary of AAC Holding Corp., merged with and into American Achievement Corporation, with American Achievement Corporation continuing as the surviving corporation and a wholly-owned subsidiary of AAC Holding Corp (the “Merger”). AAC Holding Corp. is a wholly owned subsidiary of AAC Group Holding Corp. The Merger was financed by a cash equity investment by an investor group led by Fenway Partners Capital Fund II, L.P., borrowings under American Achievement Corporation’s senior secured credit facility and the issuance of American Achievement Corporation’s 8.25% senior subordinated notes due 2012.

Beginning on March 25, 2004, we accounted for the Merger as a purchase in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) 141, “Business Combinations,” which results in a new valuation of our assets and liabilities based upon the fair values as of the date of the Merger. As required under SEC Staff Accounting Bulletin No. 54, “Push Down Basis of Accounting Required in Certain Limited Circumstances,” we have reflected all applicable purchase accounting adjustments in the consolidated financial statements covering periods subsequent to the Merger. As required, we have established a new basis for assets and liabilities based on the amount paid for ownership at March 25, 2004. Accordingly, the purchase price of $419.2 million was allocated to the assets and liabilities based on their relative fair values.

We estimated the fair value of our assets and liabilities, including intangible assets and property, plant and equipment, as of the Merger date and utilizing information available at the time the unaudited consolidated financial statements were prepared, including outside third party appraisals. These estimates are subject to refinement until all pertinent information is finalized.

The purchase price was as follows (in thousands):

Purchase price	$419,200
Assets acquired	197,714
Liabilities assumed	(125,731)

Net assets acquired	71,983

Excess purchase price over net assets acquired	$347,217

Subsequent to the issuance of the Company’s 2004 consolidated financial statements, management determined that assets acquired required restatement in the above table to remove goodwill and intangible assets reflected in the pre-Merger consolidated financial statements. Previously reported assets acquired were $422,456. This correction had no impact on the purchase price or the purchase price allocation in the table below.

We have preliminarily allocated the purchase price in the Merger as follows (in thousands):

Current assets	$123,407
Property, plant and equipment	78,301
Goodwill	181,361
Intangible assets	157,928
Other assets	15,390
Current liabilities	(116,102)
Deferred income taxes	(12,043)
Other long-term liabilities	(9,042)

Total purchase price	$419,200

As a result of the Merger, we have reflected a pre-Merger Predecessor period from August 31, 2003 to March 25, 2004 and a post-Merger Successor period from March 26, 2004 to August 28, 2004 in our condensed consolidated financial statements for fiscal 2004.

During the period from March 26, 2004 to August 28, 2004 and the period from March 26, 2004 to May 29, 2004, we recognized in our consolidated statements of operations approximately $6.4 million and $5.3 million of excess purchase price allocated to inventory as cost of sales and approximately $4.3 million and $1.7 million, respectively of additional amortization expense of intangible assets as selling, general and administrative expenses, all as compared to our historical basis of accounting prior to the Merger.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Sales Returns and Allowances.    We make estimates of potential future product returns related to current period product revenue. We analyze the previous five years’ average historical returns, current economic trends and changes in customer demand and acceptance of our products when evaluating the adequacy of the sales returns and allowances. Significant management judgments and estimates must be made and used in connection with establishing the sales returns and allowances in any accounting period. Product returns as a percentage of net sales have been 1.8%, 1.9% and 2.2% for the fiscal years ended 2004, 2003 and 2002, respectively. Product warranty costs as a percentage of net sales have been 0.3%, 0.2% and 0.4% for the fiscal years ended 2004, 2003 and 2002, respectively. A ten percent increase in product returns and product warranty costs would result in a reduction of annual net sales of approximately $0.6 million and $0.1 million, respectively, based on fiscal year end 2004 rates. Material differences could result in the amount and timing of our revenue for any period if we made different judgments or utilized different estimates.

Allowance for Doubtful Accounts and Reserve on Sales Representative Advances.    We make estimates of potentially uncollectible customer accounts receivable and receivables arising from sales representative draws paid in excess of earned commissions. Our reserves are based on an analysis of individual customer and salesperson accounts and historical write-off experience. Our analysis includes the age of the receivable, customer or salesperson creditworthiness and general economic conditions. Write-offs of doubtful accounts as a percentage of net sales have been 0.6%, 0.5% and 0.5% for the fiscal years ended 2004, 2003 and 2002, respectively. Write-offs of sales representative advances as a percentage of net sales have been 0.7%, 0.9% and 0.9% for the fiscal years ended 2004, 2003 and 2002, respectively. A ten percent increase in write-offs of doubtful accounts and sales representative advances would result in a reduction of annual net sales of approximately $0.2 million and $0.2 million, respectively, based on fiscal year ended 2004 rates. We believe that our results could be materially different if historical trends do not reflect actual results or if economic conditions worsened.

Goodwill and Other Intangible Assets.     We account for our long-lived assets with indefinite lives under SFAS No. 142, “Goodwill and Other Intangible Assets” or SFAS No. 142. Under SFAS No. 142 we are required to test goodwill and intangible assets with indefinite lives for impairment annually, or more frequently if impairment indicators occur. The impairment test requires management to make judgments in connection with identifying reporting units, assigning assets and liabilities to reporting units and determining fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include projecting future cash flows, determining appropriate discount rates and other assumptions. The projections are based on historical performance and future estimated results. As of the Merger, a third party valuation, among other factors, was used by management in formulating other intangible assets values and the residual goodwill.

We believe that we had no unrecorded impairment as of August 28, 2004 and August 30, 2003; however, unforeseen future events could adversely affect the reported value of goodwill and indefinite-lived intangible assets. As of August 28, 2004, goodwill and indefinite-lived intangible assets totaled $232.2 million and represented 44% of total assets and 214% of equity.

Long-lived Tangible and Intangible Assets with Definite Lives.    We test our long-lived tangible and intangible assets with definite lives for impairment under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which requires us to review long-lived tangible and intangible assets with definite lives whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of its carrying amount to the future undiscounted cash flows the assets are expected to generate. If long-lived assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds its fair market value and is recorded in the period the determination is made. In applying this standard, assets are grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. We consider historical performance and future estimated results in evaluation of impairment. If the carrying amount of the asset exceeds expected undiscounted future cash flows, we measure the amount of impairment by comparing the carrying amount of the asset to its fair value, generally measured by discounting expected future cash flows at the rate we utilize to evaluate potential investments. As of the Merger, a third party valuation was used in formulating our long-lived tangible and intangible assets with definite lives.

Results of Operations

Nine Months Ended May 28, 2005 (Successor) Compared to Pro Forma Nine Months Ended May 29, 2004

	AAC Group Holding Corp.		American Achievement Corporation
			(Successor)		(Successor)	(Predecessor)
	For the nine months ended May 28, 2005	% of Net Sales	For the nine months ended May 28, 2005	% of Net Sales	For the period		Pro forma For the nine months ended May 29, 2004	% of Net Sales
					March 26, 2004 - May 29, 2004	August 31, 2003 - March 25, 2004
Net sales	$259,228	100.0%	$259,228	100.0%	$114,621	$146,721	$261,342	100.0%
Cost of sales	106,993	41.3%	106,993	41.3%	55,088	59,857	114,945	44.0%

Gross profit	152,235	58.7%	152,235	58.7%	59,533	86,864	146,397	56.0%
Selling, general and administrative expenses	115,208	44.4%	115,208	44.4%	34,559	74,992	109,551	41.9%

Operating income	37,027	14.3%	37,027	14.3%	24,974	11,872	36,846	14.1%
Interest expense	23,066	8.9%	17,797	6.9%	4,572	16,455	21,027	8.0%

Income (loss) before income taxes	13,961	5.4%	19,230	7.4%	20,402	(4,583)	15,819	6.1%
Provision for income taxes	6,082	2.4%	7,692	3.0%	7,957	—	7,957	3.0%

Net income (loss)	7,879	3.0%	11,538	4.4%	12,445	(4,583)	7,862	3.1%
Preferred dividends	—	0.0%	—	0.0%	—	(700)	(700)	(0.4%)

Net income (loss) applicable to common stockholders	$7,879	3.0%	$11,538	4.4%	$12,445	$(5,283)	7,162	2.7%

Net Sales. Net sales consist of product sales and are net of product returns and promotional discounts. Net sales decreased $2.1 million, or 0.8%, to $259.2 million for the nine months ended May 28, 2005 from $261.3 million for the pro forma nine months ended May 29, 2004. This decrease in net sales was due to timing of shipments in achievement publications and a decline in class ring shipments, partially offset by increased yearbook sales, graduation product sales and recognition and affinity jewelry shipments.

The following details the changes in net sales during such periods by business segment.

Class Rings. Net sales decreased $2.6 million to $103.0 million for the nine months ended May 28, 2005 from $105.6 million for the pro forma nine months ended May 29, 2004. The decrease in net sales was the result of a decline in high school and college ring shipments.

Yearbooks. Net sales increased $1.5 million to $89.4 million for the nine months ended May 28, 2005 from $87.9 million for the pro forma nine months ended May 29, 2004. The increase in net sales was the result of an increase in yearbook shipments.

Graduation Products. Net sales increased $0.4 million to $39.1 million for the nine months ended May 28, 2005 from $38.7 million for the pro forma nine months ended May 29, 2004. The increase in net sales was the result of an increase in shipments of graduation products.

Achievement Publications. Net sales decreased $2.3 million to $10.1 million for the nine months ended May 28, 2005 from $12.4 million for the pro forma nine months ended May 29, 2004. The decrease in net sales was the result of not publishing The National Dean’s List (the “Dean’s List Book”), our publication honoring exceptional college students, in November 2004. In fiscal year 2004, this book was published in both November 2003 and August 2004, while in fiscal year 2005, it will only be published in August 2005.

Other. Net sales increased $1.1 million to $17.8 million for the nine months ended May 28, 2005 from $16.7 million for the pro forma nine months ended May 29, 2004. The increase in net sales was the result of increased ring shipments of family jewelry.

Gross Profit. Gross margin represents gross profit as a percentage of net sales. Gross margin was 58.7% for the nine months ended May 28, 2005, a 2.7 percentage point increase from 56.0% for the pro forma nine months ended May 29, 2004. Overall, gross profit increased $5.8 million. Excluding the $5.4 million impact of purchase accounting in the pro forma nine months ended May 29, 2004, the increase was a result of improvements in both our yearbook and graduation products manufacturing facilities.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $5.6 million, or 5.2%, to $115.2 million for the nine months ended May 28, 2005 from $109.6 million for the pro forma nine months ended May 29, 2004. Included in selling, general and administrative expenses are two sub-categories: selling and marketing expenses and general and administrative expenses. Selling and marketing expenses decreased $1.0 million to $81.5 million or 31.5% of net sales, for the nine months ended May 28, 2005 from $82.5 million or 31.6% of net sales, for the pro forma nine months ended May 29, 2004. The decrease in selling and marketing expenses was primarily the result of decreased marketing expenses and selling commissions as a result of lower sales of class rings.

General and administrative expenses for the nine months ended May 28, 2005 were $33.7 million, or 13.0% of net sales, as compared to $27.1 million, or 10.4% of net sales, for the pro forma nine months ended May 29, 2004. The increase in general and administrative expenses was the result of increased amortization expense of $5.8 million and a one-time management bonus.

Operating Income. As a result of the foregoing, operating income was $37.0 million, or 14.3% of net sales, for the nine months ended May 28, 2005 as compared with operating income of $36.8 million, or 14.1% of net sales, for the pro forma nine months ended May 29, 2004. Operating income for the nine months ended May 28, 2005 includes a negative impact of $5.8 million due to additional amortization expense and a one-time management bonus of $2.1 million. Operating income for the pro forma nine months ended May 29, 2004 included a negative impact of $5.4 million inventory step up due to purchase accounting. The class rings segment reported operating income of $14.7 million for the nine months ended May 28, 2005 as compared with operating income of $15.6 million for the pro forma nine months ended May 29, 2004. The yearbooks segment reported operating income of $14.6 million for the nine months ended May 28, 2005 as compared with operating income of $11.1 million for the pro forma nine months ended May 29, 2004. The graduation products segment reported operating income of $5.8 million for the nine months ended May 28, 2005 as compared with operating income of $5.6 million for the pro forma nine months ended May 29, 2004. The achievement publications segment reported operating income of $0.8 million for the nine months ended May 28, 2005 as compared with operating income of $3.5 million for the pro forma nine months ended May 29, 2004. The other segment reported operating income of $1.0 million for the nine months ended May 28, 2005 as compared with operating income of $1.1 million for the pro forma nine months ended May 29, 2004.

Interest Expense, Net. For American Achievement Corporation, net interest expense was $17.8 million for the nine months ended May 28, 2005 and $21.0 million for the pro forma nine months ended May 29, 2004. The average debt outstanding of American Achievement Corporation for the nine months ended May 28, 2005 and the pro forma nine months ended May 29, 2004 was $317 million and $249 million, respectively. The weighted average interest rate on debt outstanding of American Achievement Corporation for the nine months ended May 28, 2005 and the pro forma nine months ended May 29, 2004 was 6.9% and 11.2%, respectively.

For AAC Group Holding Corp., net interest expense was $23.1 million for the nine months ended May 28, 2005. The average debt outstanding of AAC Group Holding Corp. for the nine months ended May 28, 2005 was $384 million. The weighted average interest rate on debt outstanding of AAC Group Holding Corp. for the nine months ended May 28, 2005 was 7.5%.

Provision for Income Taxes. For the nine months ended May 28, 2005 and the pro forma nine months ended May 29, 2004, American Achievement Corporation recorded an income tax provision of $7.7 million and $8.0 million, respectively, which represents an effective tax rate of 40% and 50%, respectively. Due to the impact of purchase accounting on deferred taxes as a result of the Merger, American Achievement Corporation has recognized a net deferred tax liability. American Achievement Corporation has an effective rate of 40% for the nine months ended May 28, 2005 to represent an estimated federal and state income tax provision. For the successor period from March 26, 2004 to May 29, 2004, our tax rates are calculated on basis at 35% federal and 4% state tax rates, for an overall effective tax rate of 39%. The tax rate for the successor period March 26, 2004 to May 29, 2004 reflects the creation of a net deferred tax liability as a result of the Merger. For the predecessor period August 30, 2003 to March 25, 2004, no net federal income tax benefit is reflected in the statement of operations for net operating losses to be carried forward since realization of the potential benefit of net operating loss carry-forwards is not considered to be more likely than not. Although state taxes were expected for the year ended 2004, no benefit was recorded for the predecessor period from August 30, 2003 to March 25, 2004 due to the valuation allowance.

For the nine months ended May 28, 2005, AAC Group Holding Corp. recorded an income tax provision of $6.1 million, which represents an effective tax rate of 44%. Due to the impact of purchase accounting on deferred taxes as a result of the Merger, AAC Group Holding Corp. has recognized a net deferred tax liability. AAC Group Holding Corp. has an effective rate of 44% for the nine months ended May 28, 2005 to represent an estimated federal and state income tax provision and the non-deductibility of a portion of its interest on high-yield debt.

Net Income. As a result of the foregoing, American Achievement Corporation reported net income of $11.5 million for the nine months ended May 28, 2005 as compared to net income of $7.9 million for the pro forma nine months ended May 29, 2004. As a result of the foregoing, AAC Group Holding Corp. reported net income of $7.9 million for the nine months ended May 28, 2005.

For the Period March 26, 2004 to May 29, 2004 (Successor)

Net sales were $114.6 million and cost of sales were $55.1 million for the successor period from March 26, 2004 to May 29, 2004. Gross profit was $59.5 million, or 51.9% of net sales for the same period. The decline in gross profit as a percentage of sales for the successor period versus the predecessor period was primarily a result of a purchase accounting inventory step-up adjustment of $5.4 million recorded in the successor period. Selling, general and administrative expenses were $34.6 million for the successor period. Operating income was $25.0 million for the same period. The increase in operating income for the successor period versus the predecessor period relates primarily to the seasonality of our graduation and yearbook products being shipped in the April through June time frame. Interest expense for American Achievement Corporation was $4.6 million for the successor period. The increase in interest expense in the successor period was primarily due to the successor period containing two months versus the one month of the predecessor period. Net income of American Achievement Corporation for the successor period was $12.5 million.

For the Period August 31, 2003 to March 25, 2004 (Predecessor)

Net sales were $146.7 million and cost of sales were $59.9 million for the predecessor period from August 31, 2003 to March 25, 2004. Gross profit was $86.9 million, or 59.2% of net sales for the same period. Selling, general and administrative expenses were $75.0 million for the predecessor period. Operating income was $11.9 million for the same period. Interest expense for American Achievement Corporation was $16.5 million for the predecessor period. For the period August 31, 2003 to March 25, 2004, no net federal income tax benefit is reflected in the statement of operations for net operating losses to be carried forward since realization of the potential benefit of net operating loss carry-forwards is not considered to be more likely than not. As a result of the foregoing, net loss of American Achievement Corporation for the predecessor period was $4.6 million.

Predecessor and Successor Company and Fiscal Year Comparisons

Our consolidated financial statements for the predecessor period from August 31, 2003 through March 25, 2004, were prepared using our historical basis of accounting. As a result of the Merger, we applied purchase accounting as discussed above under “Company Background.” Since a new basis of accounting began on March 26, 2004, we have presented results for the fiscal year ended August 28, 2004 on a pro forma unaudited basis as we believe this presentation facilitates the comparison of our results with the corresponding periods for fiscal years 2003 and 2002. The pro forma unaudited results of the fiscal year ended August 28, 2004 include pro forma adjustments related to the Merger and the acquisition of C-B Announcements, as if these events occurred on the first day of our fiscal year ended August 28, 2004. The pro forma adjustments related to the merger are $0.4 million of depreciation expense included in cost of sales, $5.6 million of amortization and depreciation expense included in selling, marketing and administrative expense and $2.6 million of interest expense. The C-B Announcements pro forma adjustments include $1.0 million of net sales, $0.2 million of cost of sales and $0.7 million of selling, general and administrative expense. In addition, a pro forma tax benefit of $3.2 million is recorded.

The following table outlines for the periods indicated, selected operating data as a percentage of net sales:

	(Successor)	(Predecessor)			(Predecessor)
			American Achievement Corporation Pro Forma Fiscal Year Ended		Fiscal Year Ended		Fiscal Year Ended
	For the Period
			(unaudited)
	(dollars in millions)
	March 26, 2004 – August 28, 2004	August 31, 2003 – March 25, 2004	August 28, 2004	% of Net Sales	August 30, 2003	% of Net Sales	August 31, 2002	% of Net Sales
Net sales	$167.4	$146.7	$315.1	100.0%	$308.4	100.0%	$304.4	100.0%
Cost of sales	83.5	59.9	144.0	45.7	139.2	45.1	146.9	48.3

Gross profit	83.9	86.8	171.1	54.3	169.2	54.9	157.5	51.7
Selling, general and administrative expenses	62.7	74.9	143.9	45.7	129.4	42.0	129.7	42.6
Loss on extinguishment of debt	—	—	—	—	—	—	5.6	1.8

Operating income	21.2	11.9	27.2	8.6	39.8	12.9	22.1	7.3
Interest expense	10.2	16.5	24.1	7.6	28.9	9.4	26.0	8.6
Other expense	—	—	—	—	—	—	2.8	0.9

Income (loss) before income taxes	11.0	(4.6)	3.1	1.0	10.9	3.5	(6.7)	(2.2)

Provision (benefit) for income taxes	4.5	—	1.2	0.4	0.1	—	(1.2)	(0.4)

Net income (loss)	$6.5	$(4.6)	1.9	0.6%	$10.8	3.5%	$(5.5)	(1.8)%

For the Period March 26, 2004 to August 28, 2004 (Successor)

Net sales were $167.4 million and cost of sales were $83.5 million for the successor period from March 26, 2004 to August 28, 2004. Gross profit was $83.9 million, or 50.1% of net sales for the same period. The decline in gross profit as a percentage of sales for the successor period versus the predecessor period was primarily a result of a purchase accounting inventory step-up adjustment of $6.4 million recorded in the successor period. Selling, general and administrative expenses were $62.7 million for the successor period. Operating income was $21.2 million for the same period. The increase in operating income for the successor period versus the predecessor period relates primarily to the seasonality of our graduation and yearbook products being shipped in the April through June time frame. Interest expense was $10.2 million for the successor period. The decrease in interest expense in the successor period versus the predecessor period was primarily due to the lower interest rate on the new debt associated with the Merger and the successor period containing only five operating months versus the seven months of the predecessor period. We recognized a $4.5 million tax provision for the successor period. For the period from March 26, 2004 to August 28, 2004, our tax rates were calculated based on a 35% federal and 4% state tax rates, for an overall effective tax rate of 39%. The tax rate for the period reflects the creation of a net deferred tax liability as a result of the purchase accounting adjustments made in connection with the Merger. As a result of the foregoing, net income for the successor period was $6.5 million.

For the Period August 31, 2003 to March 25, 2004 (Predecessor)

Net sales were $146.7 million and cost of sales were $59.9 million for the predecessor period from August 31, 2003 to March 25, 2004. Gross profit was $86.8 million, or 59.2% of net sales for the same period. Selling, general and administrative expenses were $74.9 million for the predecessor period. Operating income was $11.9 million for the same period. Interest expense was $16.5 million for the predecessor period. For the period August 31, 2003 to March 25, 2004, no net federal income tax benefit is reflected in the statement of operations for net operating losses to be carried forward since realization of the potential benefit of net operating loss carry-forwards is not considered to be more likely than not. As a result of the foregoing, net loss for the Predecessor period was $4.6 million.

For the Pro Forma Year Ended August 28, 2004 (unaudited) Compared to Year Ended August 30, 2003

New Sales.     Net sales increased $6.7 million, or 2.2%, to $315.1 million for the pro forma fiscal 2004 from $308.4 million for the fiscal 2003. The increase in net sales was due to increased yearbook and graduation product shipments, offset by lower sales volumes in class rings.

The following details the changes in net sales during such periods by business segment.

•	Class Rings. Net sales decreased $5.1 million to $122.5 million for the pro forma fiscal 2004 from $127.6 million for fiscal 2003. The decrease in net sales was the result of a $2.9 million decline in sales of retail and high school rings and a $3.4 million decline in college rings sales. The decline was offset by a $1.2 million increase in high school on-campus rings.

•	Yearbooks. Net sales increased $6.3 million to $111.3 million for the pro forma fiscal 2004 from $105.0 million for fiscal 2003. The increase in net sales was the result of an increase in yearbook shipments.

•	Graduation Products. Net sales increased $6.0 million to $40.7 million for the pro forma fiscal 2004 from $34.7 million for fiscal 2003. The favorability in net sales was the result of an increase in shipments of graduation products, of which $3.9 million was directly related to the C-B Graduation Announcements acquisition.

•	Achievement Publications. Net sales decreased $0.1 million to $20.0 million for the pro forma fiscal 2004 from $20.1 million for fiscal 2003.

•	Other. Net sales decreased $0.3 million to $20.6 million for the pro forma fiscal 2004 from $20.9 million for fiscal 2003. The decrease in net sales of specialty products offset by an increase in family jewelry,

Gross Profit.    Gross margin represents gross profit as a percentage of net sales. Gross margin was 54.3% for the pro forma fiscal 2004, a 0.6 percentage point decrease from 54.9% for fiscal 2003. Gross profit increased $1.9 million to $171.1 million for the pro forma fiscal 2004 from $169.2 million for fiscal 2003. The decrease in the gross margin percentage was a result of a purchase accounting inventory step-up adjustment of $6.4 million. Excluding the $6.4 million impact of purchase accounting, the increase in gross profit was primarily a result of new efficiencies in the yearbook and graduation product manufacturing facilities, as well as improvements in the achievement publication margins. The major improvement was a result of yearbook efficiency gains in the pre-press and press area due to investments made in page production software and printing equipment. The increase was partially offset by increased material costs in the ring manufacturing plant as a result of gold price increases and unfavorable currency fluctuations associated with the Euro denominated purchase of precious, semi-precious and synthetic stones.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased $14.5 million, or 11.2%, to $143.9 million for the pro forma fiscal 2004 from $129.4 million for fiscal 2003. As a percentage of net sales, selling, general and administrative expenses were 45.7% for the combined fiscal 2004, representing a 3.7 percentage point increase from 42.0% for the fiscal 2003.

Selling, general and administrative expenses include two sub-categories: selling and marketing expenses and general and administrative expenses. Selling and marketing expenses increased $4.3 million, or 4.5%, to $100.8 million for the pro forma fiscal 2004 from $96.5 million for fiscal 2003. Of this increase, $2.5 million was due to increased mailing and printing costs related to publishing two editions of the National Dean’s List, the first in November 2003 and the second in August 2004, as well as higher mailing costs associated with the high school publication as a result of the first marketing effort timing coinciding with the beginning of the United States Iraqi conflict. The remaining increase was mainly a result of increased commission expense directly related to the high school on-campus increase in net sales. General and administrative expenses increased $10.2 million, or 31.0%, to $43.1 million, or 13.7% of net sales for the pro forma fiscal 2004, as compared to $32.9 million, or 10.7% of net sales, for the fiscal 2003. The increase in general and administrative expense is a result of the impact of purchase accounting increasing amortization expense by $10.1 million.

Operating Income.    As a result of the foregoing, operating income was $27.2 million, or 8.6% of net sales for pro forma fiscal 2004, as compared with operating income of $39.8 million, or 12.9% of net sales, for fiscal 2003. Operating income for the pro forma fiscal 2004 includes a negative impact of $16.5 million due to increasing amortization expense and the inventory step-up. The class rings segment reported operating income of $9.5 million for the pro forma fiscal 2004 as compared with operating income of $16.4 million for fiscal 2003, of which pro forma fiscal 2004 includes a negative impact due to purchase accounting increasing amortization expense by $3.9 million and a $1.0 million inventory step-up. The yearbooks segment reported operating income of $10.5 million for the pro forma 2004 as compared with operating income of $10.2 million for fiscal 2003, of which pro forma fiscal 2004 includes a negative impact due to purchase accounting increasing amortization expense by $3.6 million and a $4.9 million inventory step-up. The graduation products segment reported operating income of $3.2 million for the pro forma fiscal 2004 as compared with operating income of $3.8 million for fiscal 2003, of which pro forma fiscal 2004 includes a negative impact due to purchase accounting increasing amortization expense by $1.3 million and a $0.3 million inventory step-up. The achievement publications segment reported operating income of $5.7 million for the pro forma fiscal 2004 as compared with operating income of $8.7 million for fiscal 2003, of which pro forma fiscal 2004 includes a negative impact of $0.6 million due to purchase accounting increasing amortization expense. The other segment reported an operating loss of $1.7 million for the pro forma fiscal 2004 as compared with operating income of $0.8 million for fiscal 2003, of which pro forma fiscal 2004 includes a negative impact due to purchase accounting increasing amortization expense by $0.7 million and a $0.2 million inventory step-up.

Interest Expense.    Interest expense was $24.1 million for the pro forma fiscal 2004 and $28.9 million for fiscal 2003. The average debt outstanding was $317.7 million for the pro forma fiscal 2004 compared to $235.9 million for fiscal 2003. The weighted average interest rate on debt outstanding was 7.5% for the pro forma fiscal 2004 compared to 12.3% for fiscal 2003.

Provision for Income Taxes.    For the pro forma fiscal 2004, we recognized a tax provision of $1.2 million compared to a tax provision of $0.1 million for fiscal 2003. For the pro forma fiscal 2004, our tax rates were calculated based on a 35% federal and 4% state tax rates, for an overall effective tax rate of 39%. The tax rate for the pro forma fiscal 2004 reflects the creation of a net deferred tax liability as a result of the purchase accounting adjustments made in connection with the Merger. For fiscal 2003, the effective tax rate reflects the state tax expense expected for the year.

Net Income.    As a result of the foregoing, we reported net income of $1.9 million for the pro forma fiscal 2004 as compared to net income of $10.8 million for fiscal 2003.

Fiscal Year Ended August 30, 2003 Compared To Fiscal Year Ended August 31, 2002

Net Sales.    Net sales increased $4.0 million, or 1.3%, to $308.4 million in fiscal 2003, from $304.4 million in fiscal 2002. This increase was due primarily to the inclusion of $5.4 million of net sales from Milestone Marketing in fiscal 2003, which was acquired effective July 15, 2002, compared to $1.0 million of Milestone Marketing net sales being included in our results in fiscal 2002, and an increase in sales of $3.9 million from ECI, primarily as a result of our publication of ECI’s teachers publication in fiscal 2003. These increases were partially offset by a decrease in yearbook sales of $3.9 million, largely as a result of the fourth quarter of fiscal 2002 containing an extra week.

The following details the changes in net sales during such periods by business segment.

•	Class Rings. Net sales increased $2.4 million to $127.6 million for fiscal 2003 from $125.2 million for fiscal 2002. The increase in net sales was the result of an increase in college ring sales of $4.4 million related to the acquisition of Milestone and a $1.1 million increase in on-campus high school rings, partially offset by a decline in college ring sales and retail ring sales.

•	Yearbooks. Net sales decreased $3.9 million to $105.0 million for fiscal 2003 from $108.9 million for fiscal 2002. The decrease in net sales was the result of a decrease in yearbook contracts, largely as a result of the fourth quarter of fiscal 2002 containing an extra week.

•	Graduation Products. Net sales increased $0.6 million to $34.7 million for fiscal 2003 from $34.1 million for fiscal 2002. The increase in net sales was the result of an increase in shipments of graduation products.

•	Achievement Publications. Net sales increased $3.9 million to $20.1 million for fiscal 2003 from $16.2 million for fiscal 2002. The increase in net sales was primarily the result of our teachers publication in fiscal 2003.

•	Other. Net sales increased $0.9 million to $20.9 million for fiscal 2003 from $20.0 million for fiscal 2002. The increase in net sales was related to increased sales of specialty products, partially offset by a $2.2 million decrease resulting from the discontinuation of reunion services in fiscal 2002.

Gross Profit.    Gross margin was 54.9% in 2003, a 3.2 percentage point increase from 51.7% in 2002. The gross margin increase in fiscal 2003 was the result of an increase in margins for yearbooks of approximately $2.7 million associated with the implementation of new technology and class rings of approximately $2.1 million due to increased labor efficiencies as well as the introduction of the new white metal ring base. Gross profit gains were partially offset by a decrease of approximately $1.1 million resulting from the discontinuation of reunion services in fiscal 2002.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses decreased $0.3 million to $129.4 million in fiscal 2003 from $129.7 million in fiscal 2002. As a percentage of net sales, selling, general and administrative expenses decreased 0.6 percentage points in fiscal 2003, compared to fiscal 2002. Selling and marketing expenses were $96.5 million, or 31.3% of net sales, in fiscal 2003, compared to $90.6 million, or 29.8% of net sales, in fiscal 2002. The increase in selling and marketing expenses was largely a result of increased marketing efforts for class rings of approximately $1.0 million, yearbooks of approximately $0.6 million and graduation products of approximately $0.6 million, an increase as a result of the Milestone Marketing acquisition of approximately $2.7 million, and increased marketing costs related to ECI’s teachers publication of approximately $0.3 million. General and administrative expenses in fiscal 2003 were $32.9 million, or 10.7% of net sales, compared to $39.1 million, or 12.9% of net sales, in 2002. The decrease in general and administrative expenses as a percentage of net sales was primarily the result of a $5.6 million decrease related to the adoption of SFAS No. 142, in which goodwill and trademarks are no longer amortized.

Loss on Extinguishment of Debt.    In conjunction with the issuance of our existing unsecured senior notes and entering into our senior secured credit facility on February 20, 2002, we paid off the then outstanding term loans and revolver under our former credit facility, as well as our bridge notes to affiliates. As a result, a loss of $5.7 million was recognized in fiscal 2002 relating to the write-off of unamortized deferred financing costs.

Operating Income.    As a result of the foregoing, operating income was $39.8 million, or 12.9% of net sales, in fiscal 2003, compared with $22.1 million, or 7.3% of net sales, in fiscal 2002. The class rings segment reported operating income of $16.4 million for fiscal 2003 as compared with operating income of $11.1 million for fiscal 2002. The yearbooks segment reported operating income of $10.2 million for fiscal 2003 as compared with operating income of $4.7 million for fiscal 2002. The graduation products segment reported operating income of $3.8 million for fiscal 2003 as compared with operating income of $2.1 million for fiscal 2002. The achievement publications segment reported operating income of $8.7 million for fiscal 2003 as compared with operating income of $5.4 million for fiscal 2002. The other segment reported operating income of $0.8 million for fiscal 2003 as compared with an operating loss of $1.3 million for fiscal 2002. The adoption of SFAS No. 145 required us to reclassify the $5.7 million loss from extinguishment of debt from extraordinary items into operating expenses for fiscal 2002.

Interest Expense, Net.    Net interest expense was $28.9 million in fiscal 2003 and $26.0 million in fiscal 2002. The average daily debt outstanding in fiscal 2003 and in fiscal 2002 was $235.9 million and $225.7 million, respectively. The weighted average interest rate on debt outstanding in fiscal 2003 and in fiscal 2002 was 12.3% and 11.5%, respectively.

Other Expense.    Other expense was $0 for fiscal 2003 and $2.8 million for fiscal 2002. Of the $2.8 million in fiscal 2002, $2.6 million was a result of the termination and reclassification of interest rate swaps that were entered into in conjunction with the issuance of the existing unsecured senior notes and the entering into of the senior secured credit facility on February 20, 2002. The remaining interest rate swap agreement represented a notional amount of $25 million that was classified as a trading derivative in fiscal 2002. As such, changes in the fair value of this derivative resulted in a charge of $0.2 million for fiscal 2002. As of August 31, 2002, the fair value of this derivative represented a liability of approximately $0.9 million, and the contract expired during fiscal 2003.

Provision (Benefit) for Income Taxes.    For fiscal 2003 and fiscal 2002, we recorded an income tax provision of $0.1 million and an income tax benefit of $1.2 million, respectively. Our provision in fiscal 2003 relates to state income taxes. No net federal income tax expense was reported for fiscal 2003 due to a tax loss that was expected for the year. Our benefit in fiscal 2002 related to the net operating loss carryback generated in fiscal 2002 and prior years attributable to losses realized by Taylor Senior Holding Company. No net federal income tax benefit was reflected in the statement of operations for fiscal 2003 for net operating losses to be carried forward since realization of the potential benefit of net operating loss carry-forwards was not considered to be more likely than not.

Net Income (Loss).    As a result of the foregoing, we reported net income of $10.8 million in fiscal 2003, compared to a net loss of $5.5 million in fiscal 2002.

Liquidity and Capital Resources

Actual

Operating Activities.    Operating activities provided $36.8 million of cash during the pro forma fiscal 2004, compared to $26.5 million during fiscal 2003. The improvement in cash provided by operating activities during the pro forma fiscal 2004 was primarily attributable to changes in inventories of $5.2 million, accounts payable, accrued expenses, and other long-term liabilities of $20.2 million, and deferred revenue of $1.8 million, partially offset by changes in net income (net of non-cash items) of $4.4 million, accounts receivable of $2.0 million and prepaid expenses and other assets of $10.5 million.

Operating activities provided $26.5 million of cash during fiscal 2003, compared to $23.3 million during fiscal 2002. The improvement in cash provided by operating activities in 2003 was primarily driven by higher net income, as well as decreases in receivables and inventory.

Investing Activities.    Capital expenditures in the pro forma fiscal 2004, fiscal 2003, and fiscal 2002 were $16.5 million, $11.2 million, and $14.2 million, respectively. The majority of capital expenditures in pro forma fiscal 2004, fiscal 2003 and fiscal 2002, were primarily attributable to purchases of new printing presses and fully integrating digital technology throughout our yearbook production process. Also affecting investing activities in the combined pro forma fiscal 2004 was the C-B Graduation Announcements acquisition and the Merger which represented expenditures of $5.0 million and $104.4 million, respectively. In fiscal 2002 investing activities were affected by the acquisition of Milestone Marketing for $15.5 million. Our projected capital expenditures for fiscal 2005 are expected to be approximately $14 million.

Financing Activities.    Net cash provided by financing activities was $90.4 million for the combined pro forma fiscal 2004 compared to net cash used of $15.1 million for fiscal 2003. For the pro forma fiscal 2004, cash provided by financing activities was used to pay off existing debt and equity holders as part of the Merger. Net cash used in financing activities in fiscal 2003 was $15.1 million, which was primarily used to repay revolver borrowings. Net cash provided from financing activities in fiscal 2002 was $4.7 million.

Capital Resources.    In February 2002, American Achievement Corporation issued $177.0 million of unsecured senior notes due 2007 and entered into a $40.0 million senior secured revolving credit facility. At that time, we repaid in full all outstanding term loans and revolving loans under the former credit agreement, as well as the outstanding bridge note, and settled all but $25.0 million (notional amount) of our interest rate swap agreements. As of the date of the Merger, all amounts outstanding under this senior secured revolving credit facility and $170.0 of the unsecured senior notes due 2007 were repaid.

In connection with the Merger, American Achievement Corporation entered into its existing $195.0 million senior secured credit facility and issued $150.0 million of the 8.25% senior subordinated notes. Certain provisions of these financing arrangements are described below. For more information regarding the senior secured credit facility and the 8.25% notes, see “Description of Our Other Indebtedness.”

The senior secured credit facility provides a $155.0 million term loan, maturing in 2011, and up to $40.0 million in available revolving loan borrowings, maturing in 2010. As of August 28, 2004, the revolver was undrawn. The senior secured credit facility imposes certain restrictions on American Achievement Corporation, including restrictions on its ability to incur indebtedness, pay dividends, make investments, grant liens, sell assets and engage in certain other activities. In addition, the senior secured credit facility contains financial covenants and maintenance tests, including a minimum interest coverage test and a maximum total leverage test, and restrictive covenants, including restrictions on its ability to make capital expenditures. The senior secured credit facility is secured by substantially all of the assets of American Achievement Corporation, is guaranteed by and secured by the assets of some of its existing and future domestic subsidiaries, if any, and by a pledge of all of the capital stock of some of its existing and future domestic subsidiaries, if any. The senior secured credit facility is also guaranteed by AAC Intermediate Holding Corp.

American Achievement Corporation is required to pay cash interest on the 8.25% notes semi-annually in arrears on April 1 and October 1 of each year. The 8.25% notes have no scheduled amortization and mature on April 1, 2012. The indenture governing the 8.25% notes contains certain restrictions on American Achievement Corporation, including restrictions on its ability to incur indebtedness, pay dividends, make investments, grant liens, sell its assets and engage in certain other activities. The 8.25% notes are guaranteed by certain of American Achievement Corporation’s existing and future domestic subsidiaries.

In November 2004, AAC Group Holding Corp. issued $89.3 million (gross proceeds) of the outstanding notes. The notes accrete to $131.5 million aggregate principal amount at maturity. Interest accrues on the notes in the form of an increase in the accreted value of such notes prior to October 1, 2008. Thereafter, cash interest on the notes will accrue and be payable semiannually in arrears on April 1 and October 1 of each year, commencing April 1, 2009, at a rate of 10.25% per annum. The notes are AAC Group Holding Corp.’s unsecured obligation and rank equally with all of its future senior obligations and senior to its future subordinated indebtedness. The notes are effectively subordinated to AAC Group Holding Corp.’s future secured indebtedness to the extent of the assets securing that indebtedness and are structurally subordinated to all indebtedness and other obligations of AAC Group Holding Corp.’s subsidiaries, including American Achievement Corporation. We are currently in compliance with financial covenants in all of the agreements governing our outstanding indebtedness.

We expect that cash generated from operating activities and availability under the senior secured credit facility will be our principal sources of liquidity. Based on our current level of operations and anticipated cost savings and operational improvements, we believe our cash flow from operations, available cash and available borrowings under the senior secured credit facility will be adequate to meet our liquidity needs for at least the next twelve months. We cannot assure you, however, that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or that future borrowings will be available to us under the senior secured credit facility in amounts sufficient to enable us to repay our indebtedness, including the notes, or to fund our other liquidity needs. See “Risk Factors—To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.”

Off Balance-Sheet Obligations

Gold Consignment Agreement.    On March 25, 2004, we signed the First Amended and Restated Letter Agreement for Fee Consignment and Purchase of Gold with The Bank of Nova Scotia. Under this agreement, we have an ability to have on consignment gold with aggregate value less than or equal to the lowest of: (i) the dollar value of 27,000 troy ounces of gold, (ii) $14.2 million and (iii) a borrowing base, calculated based on a percentage of the value of gold held at our facilities and other approved locations, as specified by the agreement. Under the terms of this arrangement, we do not own the consigned gold nor do we have risk of loss related to such inventory until we pay The Bank of Nova Scotia for quantities purchased. Accordingly, we do not reflect the value of consigned gold in our inventory, nor do we reflect the corresponding liability for financial statement purposes. As of August 28, 2004 and August 30, 2003, we held approximately 19,460 ounces and 17,780 ounces of gold, respectively, with values of $7.9 million and $6.7 million, respectively. As of May 28, 2005, we held approximately 20,930 ounces of gold valued at $8.8 million on consignment.

The agreement can be terminated by either us or The Bank of Nova Scotia with 60 days prior written notice to the other party.

Contractual Obligations

As of August 28, 2004, the due dates and amounts of our contractual obligations, each on a pro forma basis after giving effect to the issuance of the notes, are as follows (in thousands):

	Fiscal 2005	Fiscal 2006	Fiscal 2007	Fiscal 2008	Fiscal 2009	Thereafter	Total
8 1/4% Senior subordinated debt	$—	$—	$—	$—	$—	$150,000	$150,000
11 5/8% Senior unsecured notes(a)	—	—	6,075	—	—	—	6,075
10 1/4% Senior discount notes	—	—	—	—	—	131,500	131,500
Interest on fixed rate debt	13,081	13,081	12,728	12,375	24,731	72,405	148,401
Term loan(b)	10,734	10,641	10,548	10,455	10,362	160,081	212,821
Operating leases(c)	2,206	1,835	1,322	817	315	2,404	8,899
Capital leases(d)	1,387	1,349	1,332	174	—	—	4,242

Total	$27,408	$26,906	$32,005	$23,821	$35,408	$516,390	$661,938

(a)	On March 31, 2005, American Achievement Corporation called for redemption of the remaining outstanding 11.625% notes. The redemption will occur on May 15, 2005 and in accordance with the indenture governing the 11.625% notes, the redemption price is 105.813% of the principal amount of notes to be redeemed, plus accrued and unpaid interest.
(b)	Assumes an interest rate on the term loan of 6%.
(c)	Some of our rental property leases contain options to renew the leased space for periods up to an additional ten years.
(d)	The total balance of gross capital lease assets is $5,022 as of August 28, 2004 and $2,797 as of August 30, 2003, with accumulated depreciation of $284 and $292, respectively.

In addition, American Achievement Corporation and AAC Holding Corp. have entered into a management agreement with an affiliate of Fenway Partners Capital Fund II, L.P. pursuant to which they, among other things, agreed to pay such affiliate an annual fee equal to the greater of $3.0 million or 5% of the previous fiscal year’s EBITDA (as defined in the agreement). See “Certain Related Party Transactions—Management Agreement.”

Seasonality

The seasonal nature of our various businesses tends to be tempered by our broad product mix. Class ring sales are highest during October through December, with most orders made for delivery to students before the winter holiday season. Graduation product sales are predominantly made during February through April prior to the April through June graduation season. Yearbook sales are highest during the months of April through June, as yearbooks are typically shipped prior to each school’s summer break. Our recognition and affinity product line sales are also seasonal. The majority of our achievement publications are shipped in November and August of each year. The remaining recognition and affinity product line sales are highest during the winter holiday season and in the period leading up to Mother’s Day.

As a result of the foregoing, we have historically experienced operating losses during our fourth fiscal quarter, which includes the summer months when school is not in session, thus reducing related shipment of products. In addition, our working capital requirements tend to exceed our operating cash flows from April through August.

Quantative And Qualitative Disclosures About Market Risk

Interest Rate Risk.    We have exposure to market risk relating to changes in interest rates on our variable rate debt. Our policy is to manage interest rate exposure through the use of a combination of fixed and floating rate debt instruments. Our senior secured credit facility (revolver and term loan) and existing gold consignment agreement are variable rate arrangements. The interest rates are based on a floating benchmark rate (such as LIBOR or the Federal Funds rate) plus a fixed spread. Our other financial instruments subject to interest rate risk consist of long-term debt and notional amount under the gold consignment agreement. With respect to the senior secured credit facility, which bears interest at variable rates, each quarter point change in interest rates would result in a $0.5 million change in annual interest expense, assuming the entire revolving loan was drawn.

Semi-Precious Stones.    We purchase the majority of our semi-precious stones from a single supplier in Germany. We believe that all of our major competitors purchase their semi-precious stones from this same supplier. The prices for these products are denominated in Euros. Each ten percent change in the Euro exchange rate would result in a $0.8 million change in cost of goods sold, assuming stone purchase levels approximate the levels in the combined fiscal 2004. In order to hedge market risk, we have from time-to-time purchased forward currency contracts. During the combined fiscal 2004, we did not purchase any Euro forward contracts and did not have any such contracts outstanding.

Gold.    We purchase all of our gold from The Bank of Nova Scotia through our existing gold consignment agreement described above. We consign the majority of our gold and pay for gold as our products are shipped to customers. Each ten percent change in the price of gold would result in a $2.3 million change in cost of goods sold, assuming gold purchase levels approximate the levels in the combined fiscal 2004. As of August 28, 2004 and May 28, 2005, we had hedged most of our gold requirements for the fiscal year 2005 through the purchase of gold options.

Recent Accounting Pronouncements

In May 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) 106-2 as a result of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Medicare Subsidy Act”). The Medicare Subsidy Act entitles employers who provide certain prescription drug benefits for retirees to receive a federal subsidy beginning in calendar 2006, thereby creating the potential for significant benefit cost savings. FSP 106-2 requires companies to record the amount expected to be received under the Medicare Subsidy Act as an actuarial gain, to the extent the related post-retirement medical plan’s total unrecognized actuarial gains or losses exceed certain thresholds, to be amortized into income over time. During the first quarter of fiscal 2005, we adopted the provisions of this pronouncement and noted a reduction of service costs for fiscal 2005 of $93 as a component of net postretirement health care costs attributable to current services.

In November 2004, FASB issued SFAS No. 151 “Inventory Costs, an Amendment of ARB No. 43 Chapter 4” (“FAS 151”). FAS 151 requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling be recognized as current-period charges rather than being included in inventory regardless of whether the costs meet the criterion of abnormal as defined in ARB 43. FAS 151 is applicable for inventory costs incurred during fiscal years beginning after June 15, 2005. We will adopt this standard beginning the first quarter of fiscal year 2006 and do not believe the adoption will have a material impact on our financial statements as such costs have historically been expensed as incurred.

In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29” which addresses the measurement of exchanges of nonmonetary assets and eliminates the exception from fair value accounting nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of an entity are expected to change significantly as a result of the exchange. This statement is effective for us beginning the first quarter of fiscal year 2006 and is not expected to have a significant impact on our financial statements.

In December 2004, FASB issued SFAS No. 123 (Revised 2004) “Share-Based Payment: an Amendment of FASB Statements No. 123 and 95” (FAS 123R”). FAS 123R sets accounting requirements for “share-based” compensation to employees, requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees and disallows the use of the intrinsic value method of accounting for stock compensation. FAS 123R is applicable for all interim and annual periods for fiscal years beginning after June 15, 2005. This statement is effective for us beginning the first quarter of fiscal year 2006 and is not expected to have a significant impact on our financial statements.

BUSINESS

General

We are one of the leading manufacturers and suppliers of class rings, yearbooks, graduation products, achievement publications and recognition and affinity jewelry in the United States. We serve the high school, college and, to a lesser extent, elementary and junior high school markets. We market and sell yearbooks in all of the markets we serve. We primarily sell our class rings and graduation products, which include fine paper products and graduation accessories, in the high school, college and junior high school markets. Our achievement publications segment produces, markets, and sells publications that recognize the achievements of top students at the high school and college levels, as well as the nation’s most inspiring teachers. It consists of various titles including the Who’s Who brand and The National Dean’s List. Our other segment consists primarily of jewelry commemorating family events such as the birth of a child, fan affinity jewelry and related products and professional sports championship rings such as World Series rings.

Company Background

Our business was founded when the operations of ArtCarved, which were previously owned by CJC Holdings, Inc., and the operations of Balfour, which were previously owned by L. G. Balfour Company, Inc., were combined in December 1996. American Achievement Corporation was formed in June 2000 to serve as a holding company for these operations as well as any future acquisitions. In June 2000, we acquired the Taylor Senior Holding Company, the parent company of Taylor Publishing, whose primary business was designing and printing student yearbooks. In March 2001, American Achievement Corporation acquired all of the capital stock of ECI, which publishes achievement publications. In July 2002, American Achievement Corporation acquired all the outstanding stock and warrants of Milestone Marketing, a marketer of class rings and other graduation products to the college market. In January 2004, American Achievement Corporation acquired C-B Graduation Announcements, a marketer of graduation products to the college market.

On March 25, 2004, AAC Acquisition Corp., a wholly owned subsidiary of AAC Holding Corp., merged with and into American Achievement Corporation, with American Achievement Corporation continuing as the surviving corporation and a wholly-owned subsidiary of AAC Holding Corp. AAC Holding Corp. is a wholly owned subsidiary of AAC Group Holding Corp. The Merger was financed by a cash equity investment by an investor group led by Fenway Partners Capital Fund II, L.P., borrowings under American Achievement Corporation’s senior secured credit facility and the issuance of American Achievement Corporation’s 8.25% senior subordinated notes due 2012.

Products

Class Rings.    We believe that we are the second largest provider of high school class rings and the largest provider of college class rings. We represent approximately 35% of the class ring market and sell class rings to students at over 5,500 junior high schools, high schools, colleges and universities. We believe that we are also the leading supplier of high school class rings to retail stores. Our class rings are sold under the ArtCarved, Balfour, Keystone, Master Class Rings and R. Johns brand names. For most of the schools that we serve, we are the sole on-campus class ring supplier. Our independent sales representatives operate under exclusive contracts with us and coordinate ring design, promotion and order processing. We offer over 100 styles of highly personalized class rings with more than 400 designs, and have an inventory of over 650,000 unique proprietary ring dies.

Yearbooks.    We are a leading provider of yearbooks. We represent approximately 14% of the yearbook market and sell yearbooks to students at over 7,250 schools. All of our yearbooks are sold under the Taylor Publishing brand name. We typically enter into one-year contracts with schools, although some of our contracts are multi-year agreements. Our independent sales representatives operate under exclusive contracts with us and develop strong relationships with schools as they assist students and faculty advisors throughout the design process and provide technical and marketing support. We have made major advances in yearbook systems and design. Most recently, we believe we were the first yearbook provider to fully integrate digital technology throughout our production process, which has led to increased output speed and enhanced print quality.

Graduation Products.    We offer a full array of graduation products to high school and college students through our network of independent class ring sales representatives, as well as through college bookstores. Our graduation product line includes personalized graduation announcements, name cards, thank you notes, diplomas, mini diplomas, diploma covers, certificates, appreciation gifts, and other fine paper accessory items. In addition to our fine paper accessories, we also offer caps and gowns. All of our graduation products are sold under the ArtCarved and Balfour brand names.

Achievement Publications.    We believe that we are the leading provider of academic achievement directories. Our publications recognize the achievements of top high school and college students, as well as the nation’s most inspiring high school teachers. We currently publish four achievement publications, including Who’s Who Among American High School Students, Who’s Who Among American High School Students—Sports Edition, The National Dean’s List and Who’s Who Among America’s Teachers. We believe that each of our publications is the leading publication in its respective market.

Recognition and Affinity Jewelry.    Our recognition and affinity jewelry products include products that commemorate accomplishments within organizations and associations, celebrations of family events, such as the birth of a child, and fan affinity jewelry. We also provide sports championship jewelry for professional teams and have produced many World Series, Super Bowl and Stanley Cup rings. Our licensed consumer sports jewelry and professional sports championship jewelry are marketed under the Balfour Sports and the Balfour and Keepsake brand names, respectively. We market our personalized family jewelry under the Celebrations of Life, Generations of Love and Namesake brand names.

Industry Overview

The scholastic products market encompasses sales of class rings, yearbooks and graduation products to middle schools, junior high schools, high schools, colleges and universities. We believe that this market represents approximately $1.5 billion of annual revenues. There are approximately 23,000 high schools and 3,800 colleges and universities in the United States. The scholastic products market consists of three primary national competitors (including our company), which we believe collectively represented approximately 85% of the market in fiscal 2003, and a number of smaller regional competitors. We believe that it would be costly and time-consuming for new competitors to replicate the production and distribution capabilities necessary to compete effectively in this market, and as a result, there have been no major new competitors in the last 60 years.

Historically, growth in the scholastic products market has been driven primarily by demographics. The U.S. Department of Education projects that the number of high school and college graduates will grow by an average of 2.1% and 1.7% per year, respectively, from 2004 to 2008.

Competitive Strengths

Leading Market Positions and Strong Portfolio of Brands.    Our well-known and longstanding brand names, including Balfour (established 1913), Taylor Publishing (established 1914), ArtCarved (established 1941) and Who’s Who (established 1967), contribute to our leading market positions in each of our principal businesses. We believe that we are the second largest class ring provider and one of the leading yearbook providers, with market shares of approximately 35% and 14%, respectively, in fiscal 2004. In addition, we have leading market shares in high school rings sold by retail stores and college rings, with market shares of approximately 90% and 54%, respectively, in fiscal 2004. Our achievement recognition publications are also market leaders in their respective niches and represent approximately 70% of the overall market.

Longstanding Customer Relationships Sustained By Our Experienced Sales Force.    We distribute our products through an extensive network of independent sales representatives that would be very costly and time consuming for new competitors to replicate. We currently have over 225 high school class ring sales representatives and approximately 200 yearbook sales representatives, with average tenures at our company of approximately 12 and 9 years, respectively. All of our independent sales representatives operate under exclusive contracts with us. We believe the stability of our sales force and their deep integration into our sales and design processes represents a significant barrier to entry for new competitors. During the last three fiscal years, we have had average school retention rates of approximately 84% for high school class rings and 84% for yearbooks.

Leader in Product and Process Innovation.    We have a long history of innovation in our businesses, having pioneered, for example, lost wax casting (1955), ring encrusting (1965), stainless steel rings (1972) and proprietary yearbook design software (1993). In fiscal 2001, we launched the Balfour Identity high school class ring line, which addresses contemporary teen tastes and preferences by increasing personalization. In fiscal 2002, we introduced a proprietary silver/platinum alloy for high school class rings, which appeals to buyer preferences for white metal. During fiscal 2004, the Identity line and silver/platinum alloy styles represented 50% and 18% of our total on-campus high school class ring sales, respectively. We also have initiated many significant advances in yearbook systems and design. Most recently, we believe we were the first yearbook provider to fully integrate digital technology throughout our production process, which has led to increased output speed and enhanced print quality. Due to these and other factors, our gross profit as a percentage of net sales improved from 52% during fiscal 2002 to 54% during fiscal 2004.

Market Leader in Retail Sales of Class Rings.    We believe that approximately 22% of all consumer purchases of high school class rings are completed through retail stores and believe that we supply over 90% of all high school class rings sold through this channel. Our unique position in the retail distribution channel enables us to sell high school class rings to students who attend schools where our representatives do not have relationships, as well as to students who did not purchase a class ring at school. We distribute our class rings through many types of retail stores, including approximately 5,000 independent jewelry stores, many of the nation’s largest jewelry chains, such as Zales, Gordons and Sterling, and mass merchandisers, such as Wal-Mart.

Experienced Management Team With a Proven Track Record.    We are led by an experienced management team, which has an average of 24 years of relevant industry experience. Our management team has a proven track record of achieving growth, developing and maintaining strong relationships with customers, enhancing the appeal of our products, successfully integrating business lines, improving manufacturing processes and introducing new products.

Business Strategy

We seek to increase revenues and operating efficiencies in our scholastic and recognition and affinity products segments. We intend to achieve these objectives through the following strategies:

Increase Operating Efficiencies.    We have over the past five fiscal years implemented several initiatives designed to increase our operating efficiencies. For example, since acquiring ArtCarved’s and Balfour’s ring manufacturing operations in 1996, we implemented a computerized order entry and tracking system, digitized the tooling process and reconfigured the manufacturing line. Primarily as a result of these initiatives, we reduced the number of labor hours spent per ring by 35% and increased the number of rings that do not require rework by 10.9 percentage points between fiscal 1998 and fiscal 2004. Since acquiring Taylor Publishing’s yearbook operations in fiscal 2000, we upgraded our printing presses and converted the entire production process to digital technology. Primarily as a result of these initiatives, we reduced our average yearbook cycle time by 17%. We also seek to further enhance our profitability by implementing additional initiatives. For example, in August 2004 we closed our yearbook facility in Malvern, PA and transferred its volume to our facilities in Dallas and El Paso. We expect to realize more than $1.5 million in savings from this plant closure. Further, we intend to continue to increase utilization of our El Paso, Texas and Juarez, Mexico ring manufacturing facilities and expect to continue to implement lean manufacturing practices and robotics, each of which should further lower our production costs.

Leverage Well-Known Brands.    We intend to increase our revenues by further leveraging our well-established brands and distribution capabilities. For example, in fiscal 2002, we launched a “Who’s Who” Sports Edition, which recognized 30,000 accomplished high school athletes in its first edition. In addition, during the same year, we introduced a Balfour private label cap and gown product line to complement our existing array of branded graduation products for the high school and college markets. We also successfully launched the Identity high school class ring line during fiscal 2001, and introduced a popular white metal ring base during fiscal 2003, each under the Balfour brand. In fiscal 2004, we created a new marketing campaign for our independent retail ArtCarved jewelers. We plan to continue introducing new products, enhancing our existing product lines, and increasing the number of retail outlets that offer our products.

Expand Market Penetration.    We are focused on increasing sales of both yearbooks and class rings, particularly at schools in regions where we are underrepresented, such as the Western and Midwestern United States. In fiscal 2004, for example, we hired a new head of yearbook national sales (who was previously our highest revenue generating independent sales representative). We have also added two yearbook regional vice presidents and 30 independent sales representatives. Additionally, we are increasing marketing support for our yearbook sales representatives, as well as to faculty advisors and students, and continue to leverage our multi-color high speed printing capabilities to expand our share of the yearbook market. To continue the sales momentum in our on-campus class ring business, we added 15 new independent sales representatives. We are also focused on increasing our penetration of the retail market for class rings, as well as promoting post-graduation sales. Leveraging the marketing expertise gained in our acquisition of Milestone Marketing, a marketer of class ring and graduation products for the college market, we launched our Official Ring Program in fiscal 2003. The Official Ring Program provides us with exclusive rights to produce colleges’ class rings and has been adopted by more than 187 colleges. We believe that the Official Ring Program and our leadership in the college market will support increased penetration in the markets for college class rings and graduation products.

Our Product Business Segments

Our product business segments consist of five principal categories: Class Rings, Yearbooks, Graduation Products, Achievement Publications and Other. Sales for these segments for the most recent three fiscal years were:

($ in thousands)	Fiscal Year Ended
Segment	2004*	2003	2002
Class Rings	$122,525	$127,624	$125,174
Yearbooks	111,345	105,038	108,942
Graduation Products	39,666	34,736	34,053
Achievement Publications	19,956	20,122	16,193
Other	20,579	20,911	20,016

Total	$314,071	$308,431	$304,378

* Fiscal year ended 2004 represents the combined periods of August 31, 2003 to March 25, 2004 and March 26, 2004 to August 28, 2004.

The table below sets forth our principal product lines, various brand names and the distribution channels through which we sell our products.

Product Lines	Brand Names	Distribution Channel
High School Class Rings:	ArtCarved	Independent jewelry stores Jewelry chains
	Balfour	On-campus
	Keystone Class Rings	Mass merchandisers
	Master Class Rings	Mass merchandisers
	R. Johns	Mass merchandisers Independent jewelry stores

College Class Rings:	ArtCarved	College bookstores
	Balfour	College bookstores Direct marketing

Yearbooks:	Taylor Publishing	On-campus

High School Graduation Products:	Balfour	On-campus

College Graduation Products:	ArtCarved	College bookstores
	Balfour	Direct marketing
College bookstores

Achievement Publications:	Who’s Who	Direct marketing
	The National Dean’s List	Direct marketing
Affinity Group Jewelry:	Keepsake	Direct marketing
	R. Johns	Direct marketing

Personalized Family Jewelry:	Celebrations of Life	Independent jewelry stores Jewelry chains
	Generations of Love	Mass merchandisers
	Namesake	Mass merchandisers

Fan Affinity Sports Jewelry:	Balfour Sports	Mass merchandisers Catalogues

Professional Sports Championship Jewelry:	Balfour	Direct marketing

Class Rings

We manufacture class rings for high school, college and university students and, to a lesser extent, junior high school students and military personnel. Our rings are marketed under various brand names, including ArtCarved and Balfour. Our ArtCarved and Balfour brand names have been identified with class rings for over 63 years and 90 years, respectively. During fiscal 2004, we sold rings to students at over 5,500 junior high schools, high schools, colleges and universities. In addition, we believe that we had the leading market share in class ring sales through retail stores during that same period. We believe we are the second largest provider of high school class rings and the largest provider of college class rings. Our school retention rates have averaged in excess of 84% for high school class rings over the past three years.

We offer over 100 styles of class rings ranging from traditional to highly stylish and fashion-oriented designs. Our rings are available in precious or nonprecious metal, and most are available with a choice of more than 50 different types of stones in each of several different cuts. More than 400 designs can be placed on or under the stone and emblems of over 100 activities, sports or achievements can appear on the side of the rings in addition to school crests and mascots. As a result, students can design highly personalized rings to commemorate their school experiences.

We manufacture all of our rings at our own facilities, and each ring is custom manufactured. We maintain an inventory of more than 650,000 unique proprietary ring dies that would be expensive and time consuming to replicate. The production process takes approximately two to eight weeks from receipt of the customer’s order to product shipment, depending on style, option selections and new or custom tooling requirements. We use computer aided design software to quickly and cost-effectively convert new custom designs such as school seals, mascots and activities into physical tools capable of producing rings in large quantities. Rings are produced only upon receipt of a customer order and deposit, which reduces our credit risk. Class ring products contributed 39%, 41% and 41% of our net sales in the fiscal years ended 2004, 2003 and 2002, respectively.

Yearbooks

We sell yearbooks primarily to high school and college students. We also publish yearbooks for elementary and junior high schools, as well as specialty military yearbooks, which, for example, commemorate naval tours of duty at sea. During fiscal 2004, we sold yearbooks to over 7,250 schools. We believe we accounted for approximately 14% of the yearbook market during fiscal 2004 and were a leading yearbook publisher. Our school retention rates for yearbooks have averaged in excess of 84% over the past three years.

We publish yearbooks in our own facilities. Since 1993, we have made significant expenditures on proprietary software and hardware to support electronic platforms for creating, transmitting and managing yearbook production and printing technology. We also offer full production support for off-the-shelf desktop publishing tools. In the last three fiscal years we have upgraded our printing presses and fully integrated digital technology throughout our production process to, among other things, increase the speed of output and automatically monitor ink flow and control color composition. The foregoing technology upgrades and enhancements have enabled us to reduce manufacturing costs and improve on-time delivery, performance and print quality. Yearbook products contributed 36%, 34% and 36% of our net sales in the fiscal years ended 2004, 2003 and 2002, respectively.

Graduation Products

Graduation products include personalized graduation announcements, name cards, thank-you notes, diplomas, mini diplomas, diploma covers, certificates, appreciation gifts and other fine paper accessory items. All of our graduation products are personalized to some degree and have short production runs and cycles. We manufacture these products at our own facilities and distribute them through our independent high school class ring sales representatives and college bookstores. As part of our graduation product line, we also offer caps and gowns for high school and college students.

We recently enhanced our college website to enable students and their parents to order graduation products online. We believe that, over time, this will increase sales of our graduation products and, in particular, personalized college announcements that include a student’s name, degree and other personal information in the text of the announcement. We also intend to leverage our existing channels of distribution and, in particular, our presence in college bookstores, to further increase sales of these products. Graduation products contributed 13%, 11% and 11% of our net sales in the years ended 2004, 2003 and 2002, respectively.

Achievement Publications

We produce the following four achievement publications:

•	Who’s Who Among American High School Students. First published in 1967, this annual publication is the largest academic achievement publication in the nation honoring high-achieving high school students. The 1st edition recognized approximately 13,000 students from approximately 4,000 high schools. The current 37th edition honors approximately 720,000 students, from freshmen through seniors. Nominees represent over 22,000 of the nation’s approximately 23,000 private, public and parochial high schools on the basis of academic achievement, class rank and extracurricular activities.

•	Who’s Who Among American High School Students—Sports Edition. Introduced in 2002, this annual publication, which recognizes high-achieving high school athletes, represented 50% of its market in 2003. The current third edition of this publication honors approximately 44,000 students from approximately 2,400 high schools.

•	The National Dean’s List. First published in 1978, this publication is the largest annual recognition publication in the nation honoring exceptional college students. The 1st edition recognized over 25,000 students from approximately 700 universities. The most recent 27th edition honors over 247,000 high-achieving students, representing in excess of 2,500 colleges and universities throughout the country.

•	Who’s Who Among America’s Teachers. First published in 1990, this publication pays tribute to the country’s most inspiring high school teachers, who are nominated for inclusion by current and/or former “Who’s Who” honorees. Historically published every two years, the 8th edition was published in 2004 and honored approximately 159,000 outstanding teachers. As of August 2004, this publication was produced annually.

We also sell related products, including plaques, certificates, gold and silver pins and charms, mugs, key chains and paper weights, which commemorate a student’s or teacher’s inclusion in one of our achievement publications. The primary customer base for our achievement publications and related products are the students and teachers featured in the publications and their families. We have an established network of nomination sources that we utilize to identify students and teachers for recognition. Students and teachers are not required to purchase publications in order to be included in them. Printing for our achievement publications is outsourced. Achievement Publication products contributed 6%, 7% and 5% of our net sales in the years ended 2004, 2003 and 2002, respectively.

Other

Our other products are primarily recognition and affinity jewelry, which consist of the following product categories:

•	Affinity Group Jewelry. Affinity group jewelry is sold to members of large groups and associations. The jewelry features emblems of, and otherwise commemorates accomplishments within, the group. For example, through our Keepsake brand, we provide affinity ring awards to the American Bowling Congress, including recognition rings for bowlers who score a perfect “300” game. Through our Balfour brand, we provide affinity rings to military personnel that recognize affiliation and completion of specialized training ranging from basic training to special forces.

•	Personalized Family Jewelry. Our family jewelry products include rings commemorating children’s birth dates, which feature a level of personalization, such as birthstones and names, that distinguishes us from our competitors. We also sell other personalized jewelry, such as necklaces and bracelets, designed to commemorate family events. We started our family jewelry business in fiscal 1997 and, by the end of fiscal 2004, had grown this business to $8.4 million in net sales by leveraging our existing distribution channels. We intend to further grow our family jewelry business through product extensions, including baby rings for scrapbooks, grandmothers’ products such as pins and pendants, daughters’ rings and “Sweet 16” memorabilia. We provide personalized family jewelry under our Celebrations of Life, Generations of Love and Namesake brand names.

•	Fan Affinity Sports Jewelry. We produce a variety of sports team affiliation products. For example, we manufacture Balfour Sports brand National Football League rings, pendants, paperweights and coasters reflecting team logos, mascots and colors.

•	Professional Sports Championship Jewelry. We provide sports championship jewelry for professional teams and their members and have, for example, produced several World Series, Super Bowl and Stanley Cup rings, including all of the rings for the New York Yankees’ 26 championships, as well as the 1999 Japanese World Series ring. We provide sports championship jewelry under the Balfour brand.

Sales and Marketing

We have over 225 independent high school class ring and over approximately 200 independent yearbook sales representatives, with average tenures with our company of approximately 12 and 9 years, respectively. We also have approximately 35 employee college class ring sales representatives and a number of part-time employees. We compensate our independent sales representatives on a commission basis. Most independent sales representatives also receive a monthly draw against commissions earned, although all expenses, including promotional materials made available by us, are the responsibility of the representative. Our independent sales representatives operate under exclusive contracts that include non-compete arrangements. Employee sales representatives receive a combination of salary and sales incentives.

At the high school level, class rings are sold through two distribution channels: independent sales representatives selling directly to students and retail stores, which include independent jewelry stores, jewelry chains and mass merchandisers. Our high school class rings are sold by approximately 5,000 independent jewelry retailers, many of the nation’s largest jewelry chains, including Zales, Gordons and Sterling, and mass merchandisers, including Wal-Mart. We sell different brands and product lines in retail stores in order to enable them to differentiate their products from those sold by us directly to students at schools. College rings are sold primarily through college bookstores and colleges by our employee sales representatives. Historically, college bookstores have been owned and operated by academic institutions. Over the last several years, an increasing number of college bookstores have been leased to contract operators, primarily Barnes and Noble Bookstores and Follett Corporation, with which we have longstanding relationships. Decisions to include our products are typically made on a national basis by each bookstore operator.

Yearbooks are produced under an exclusive contract with each school for the academic year and are sold directly to students by the school. Under the terms of the contract, the school agrees to pay us a base price for producing the yearbook. This price typically increases between order receipt and production as a result of enhancements to the contract specifications, such as additional color pages. Our independent yearbook sales representatives call on schools at the contract stage. Thereafter, they coordinate between the school’s yearbook committee and our customer service and plant employees to ensure satisfactory quality and service.

Graduation products are sold directly to students through our network of independent high school class ring sales representatives and in college bookstores and colleges through our network of employee sales representatives. Achievement publications are sold through direct marketing. Other affinity products are sold through a variety of distribution channels, including team stores, catalogs and retail stores. These products are sold to wholesale accounts through employee sales representatives.

Intellectual Property

We have trademarks, patents and licenses that in the aggregate are an important part of our business. However, we do not regard our business as being materially dependent upon any single trademark, patent or license. We have trademark registration applications pending and intend to pursue other registrations as appropriate to establish and preserve our intellectual property rights.

We market our products under many trademarked brand names, some of which rank among the most recognized and respected names in jewelry and publications. Generally, a trademark registration will remain in effect so long as the trademark remains in use by the registered holder and any required renewals are obtained. We own several patented ring designs and business process patents. We also have non-exclusive licensing arrangements with the National Football League and numerous colleges and universities under which we have the right to use the name and other trademarks and logos of such entities on our products.

Competition

The class rings, yearbooks and graduation products market is highly concentrated and consists primarily of a few large national participants. Our principal competitors in the class ring market are Jostens, Inc. and Herff Jones, Inc., which compete with us nationally across all product lines. Our principal competitors in the yearbook and graduation products markets are Jostens, Herff Jones and Walsworth Publishing Company. All competitors in the scholastic products market compete primarily on the basis of quality, marketing and customer service and, to a lesser extent, price.

We have limited competition for our student achievement publications, as only a small percentage of the high school and college students included in our publications also included in the publications of our competitors. We have no direct competition in the teacher recognition market. Our affinity group jewelry products, fan affinity sports jewelry and products and our professional sports championship jewelry businesses compete with Jostens and, to a lesser extent, with various other companies. Our personalized family jewelry products compete mainly with smaller regional companies. We compete with our affinity product competitors primarily on the basis of quality, marketing, customer service and price.

Raw Material and Suppliers

Numerous raw materials are used in the manufacture of our products. Gold, precious, semi-precious and synthetic stones, paper products and ink comprise the bulk of the raw materials we utilize in the largest segments of our business. Our raw materials are purchased from multiple suppliers at market prices, except that we purchase substantially all synthetic and semi-precious stones from a single supplier who we believe supplies substantially all of these types of stones to almost all of the class ring manufacturers in the United States. Synthetic and semi-precious stones are available from other suppliers, although switching to these suppliers could result in additional costs to us.

We periodically reset our prices to reflect the then current prices of raw materials. In addition, we engage in various hedging transactions to reduce the effects of fluctuations in the price of gold. We also negotiate paper prices on an annual basis so that we are able to estimate yearbook costs with greater certainty.

Backlog

Because of the nature of our business, all orders (except yearbooks) are generally filled between two and eight weeks after the time of placement. We enter into yearbook contracts several months prior to delivery. While yearbook base prices are established at the time of order, final prices are often not calculated at that time since the content typically changes prior to publication. We estimate (calculated on the basis of the base price of yearbooks ordered) that the backlog of orders related to continuing operations was approximately $99.8 million as of May 28, 2005, almost exclusively related to student yearbooks. We expect substantially all of this backlog to be filled in fiscal 2005 and fiscal 2006.

Employees

Given the seasonality of our business, the size of our employee base fluctuates throughout the year, with the number typically being highest during September through May and lowest from June to August. As of May 28, 2005, we had approximately 2,320 employees. We believe that our employee relations are good.

Some of our production employees are represented by unions. Hourly production and maintenance employees located at our Austin, Texas manufacturing facility are represented by the United Brotherhood of Carpenters and Joiners Union. The United Brotherhood of Carpenters and Joiners Union signed a collective bargaining agreement that will expire in May of 2006. Some hourly production employees at our Dallas facility are represented by the Graphics Communication International Union. We have two collective bargaining agreements in place with the Graphics Communication International Union. One agreement expires in July 2006 and the other in February 2007.

Properties

Our headquarters and principal executive offices are located at 7211 Circle S Road, Austin, Texas. We believe that our facilities are suitable for their purpose and adequate to support our business. The extent of utilization of individual facilities varies due to the seasonal nature of our business.

A summary of the physical properties that we use are as follows:

Approximate Location	Type of Property	Leased or Owned	Square Footage
Austin, TX	Corporate headquarters	Owned	23,000
Austin, TX	Jewelry manufacturing and administration	Owned	108,000
Austin, TX	Warehouse facility	Leased	36,600
Austin, TX	Achievement publication administration	Leased	6,100
Dallas, TX	Yearbook administration and manufacturing	Owned	327,000
Dallas, TX	Yearbook administration	Leased	1,300
El Paso, TX	Yearbook pre-press	Leased	52,000
El Paso, TX	Jewelry manufacturing	Leased	20,000
Lubbock, TX	Jewelry administration	Leased	300
San Angelo, TX	Yearbook pre-press, press, bindery	Leased	55,000
Malvern, PA	Former yearbook press, bindery (recently closed)	Leased	41,000
Louisville, KY	Graduation products manufacturing	Leased	100,000
Manhattan, KS	Graduation products manufacturing	Leased	10,000
Juarez, Mexico	Jewelry manufacturing	Leased	20,000

Environmental

We are subject to applicable federal, state and local laws, ordinances and regulations that establish various health and environmental quality standards. Past and present manufacturing operations subject us to environmental laws and regulations that seek to protect human health or the environment, governing among other things the use, handling and disposal or recycling of, or exposure to, hazardous or toxic substances, the remediation of contaminated sites, emissions into the air and the discharge of wastewaters. We believe that our business, operations and facilities are in substantial compliance with all material environmental laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. We believe that we may have adequate environmental insurance and indemnities to sufficiently cover any currently known material environmental liabilities and that we do not currently face environmental liabilities that could have a material adverse affect on our financial condition or results of operations.

Legal Proceedings

In the normal course of business, we may be a party to lawsuits and administrative proceedings before various courts and government agencies. These lawsuits and proceedings may involve personal injury, contractual issues and other matters. We cannot predict the ultimate outcome of any pending or threatened litigation or of actual claims or possible claims. However, we believe resulting liabilities, if any, will not have a material adverse impact upon our results of operations, financial condition or cash flow.

On February 11, 2004, Frederick Goldman, Inc., or the licensee, filed an arbitration claim against our subsidiary Commemorative Brands, Inc., or CBI, for an unspecified monetary amount alleging,

among other things, that CBI had improperly attempted to convert an exclusive license CBI granted to the licensee to a non-exclusive license. The arbitration proceedings have concluded with the arbitrator ruling that the licensee has an exclusive license. In addition, on February 10, 2004, the licensee commenced a lawsuit in federal district court in New York against CBI alleging that CBI breached the license agreement by granting to third parties rights in violation of the licensee’s exclusive rights under the license agreement. The district court claim seeks injunctive and monetary relief. The licensee has not specified the exact amount of monetary relief it seeks but has asked for an amount not less than $10.0 million. The parties are engaged in non-binding mediation in an attempt to resolve this action in its early stages of litigation. The district court has agreed to effectively stay the proceedings until the conclusion of the mediation.

On August 2, 2004, our subsidiary Taylor Publishing filed a motion in United States Bankruptcy Court, Eastern District of Virginia, Norfolk Division, Case No. 03-75562-SCS to recover certain data and documents pursuant to a teleservices contract between Taylor Publishing and Abacus Communications, LC, or Abacus, the chapter 11 debtor. Subsequent to court approval of Abacus turning over the documents and data requested, Abacus filed a counterclaim against Taylor Publishing for approximately $840,000 plus interest for unpaid billings that it claims are owed under the teleservices contract with Taylor Publishing. In February 2005, we reached a settlement with Abacus, which did not have a material impact on the Company’s financial position.

MANAGEMENT

The following table sets forth information about our board of directors and executive officers:

Name	Age	Position
David G. Fiore	57	President and Chief Executive Officer
Sherice P. Bench	45	Chief Financial Officer, Secretary and Treasurer
Charlyn A. Daugherty	56	Senior Vice President—Manufacturing Operations
Parke H. Davis	62	Senior Vice President—Retail Products
Donald J. Percenti	48	Senior Vice President—On Campus and General Manager—Printing
Peter Lamm	53	Director
Mac LaFollette	40	Director
W. Gregg Smart	44	Director
Sanjay Morey	32	Director

David G. Fiore became our President and Chief Executive Officer, and a member of the board of directors of American Achievement Corporation in July 2000. Since August 1999, Mr. Fiore was President, CEO and a director of our Predecessor. Prior to joining our Predecessor, Mr. Fiore was the President and CEO of Reliant Building Products, Inc. from 1992 to 1998. From 1988 to 1992, Mr. Fiore was the President and CEO of CalTex Industries, Inc. and held the positions of Division General Manager, VP of Manufacturing and Director of Marketing with the Atlas Powder Company from 1977 to 1988. On April 25, 2005, Mr. Fiore informed us that he will be retiring as our President and Chief Executive Officer.

Sherice P. Bench has been our Secretary and Treasurer since July 2000 and became our Chief Financial Officer in August 2001. From July 2000 to August 2001, Ms. Bench was CFO of our Predecessor. From 1996 to July 2000, Ms. Bench was Vice President and Controller of our Predecessor. From 1989 to 1996, Ms. Bench was Vice President Finance and Controller for CJC Holdings, the prior owner of ArtCarved. Prior to that time, Ms. Bench was employed as an audit manager with Arthur Andersen LLP.

Charlyn A. Daugherty has been Senior Vice President—Manufacturing Operations since 1999. From 1996 to 1999, she was Vice President—Manufacturing of our Predecessor and from 1989 to 1996, she was President—Manufacturing Division of CJC Holdings. Prior to 1989, Ms. Daugherty was Administrative Vice President of R. Johns, Ltd.

Parke H. Davis has been Senior Vice President—Retail Products since 1996. From 1991 to 1996, Mr. Davis was President—Class Ring Division of CJC Holdings and before that served as its President—Keepsake Division and its President—College Class Ring Sales.

Donald J. Percenti has been Senior Vice President—On Campus and General Manager—Printing since 1996. From 1991 to 1996, he was Vice President—Sales and Marketing of L.G. Balfour Company, the prior owner of Balfour. From 1977 to 1991, Mr. Percenti was employed by Balfour in various capacities. On July 20, 2005, we announced that Donald J. Percenti was appointed to replace Mr. Fiore as our Chief Executive Officer effective September 1, 2005.

Peter Lamm joined American Achievement Corporation’s board of directors upon the consummation of the Transactions and has served as a director of AAC Group Holding Corp. since inception. Mr. Lamm is the Chairman and Chief Executive Office of Fenway Partners. Mr. Lamm founded Fenway Partners in 1994. He was previously a General Partner of the investment partnerships managed by Butler Capital Corporation and a Managing Director of BCC. Prior to joining Butler Capital in 1982, Mr. Lamm was involved in launching Photoquick of America, Inc., a family business. Mr. Lamm received an M.B.A. from Columbia University School of Business and a B.A. in English Literature from Boston University.

Mac LaFollette joined American Achievement Corporation’s board of directors upon the consummation of the Transactions and has served as a director of AAC Group Holding Corp. since inception. Mr. LaFollette is a Managing Director of Fenway Partners. Prior to joining Fenway Partners in 2000, Mr. LaFollette was a Director in the Leveraged Finance group at Credit Suisse First Boston. At First Boston, he identified leveraged buyout transactions for financial sponsors and financed LBOs in the bank market and high yield markets. Prior to joining First Boston, he worked in the Latin America Investment Banking Group at UBS. Mr. LaFollette received an M.B.A. from Harvard Business School and an A.B. from Harvard College.

W. Gregg Smart joined American Achievement Corporation’s board of directors upon the consummation of the Transactions and has served as a director of AAC Group Holding Corp. since inception. Mr. Smart is a Senior Managing Director and the Chief Operating Officer of Fenway Partners. Prior to joining Fenway Partners in July 1999, Mr. Smart spent 13 years at Merrill Lynch & Co. where he was most recently a Managing Director in the Financial Sponsors Group. Prior to joining Merrill Lynch & Co., Mr. Smart was with First Union National Bank. Mr. Smart received an M.B.A. from the Wharton School and a B.A. in Economics from Davidson College.

Sanjay Morey joined American Achievement Corporation’s board of directors upon the consummation of the Transactions and has served as a director of AAC Group Holding Corp. since inception. Mr. Morey is a Vice President at Fenway Partners. Prior to joining Fenway Partners in 2001, Mr. Morey was an Associate at Freeman Spogli & Co. Previously, Mr. Morey worked for Salomon Brothers. Mr. Morey received an M.B.A. from Harvard Business School and a B.A. in Economics magna cum laude and Phi Beta Kappa distinction from U.C.L.A.

Stockholders Agreement

All of the stockholders of our company entered into a stockholders agreement pursuant to which the stockholders agree to elect those individuals recommended to become members of our board of directors by our majority stockholders. Currently, an investor group led by Fenway Partners Capital Fund II, L.P. owns substantially all of the outstanding common stock of our company.

Board Committees

Our board of directors directs the management of our business and affairs as provided by Delaware law and conducts its business through meetings of the full board of directors and two standing committees: the audit committee and the compensation committee. In addition, from time to time, other committees may be established under the direction of the board of directors when necessary to address specific issues.

The duties and responsibilities of the audit committee include recommending to the board of directors the appointment or termination of the engagement of our independent public accountants, otherwise overseeing the independent registered public accounting firm relationship, reviewing our significant accounting policies and internal controls and reporting its recommendations and findings to the full board of directors. The compensation committee reviews and approves the compensation of our chief executive officer and administers any cash or equity incentive plan approved by our board of directors.

Director Compensation

The members of our board of directors are not separately compensated for their services as directors, other than reimbursement for out-of-pocket expenses incurred in connection with rendering such services.

Executive Compensation

The following table sets forth compensation information for each person who served as our Chief Executive Officer during fiscal 2004 and our four other executive officers who were the most highly compensated for the year ended August 28, 2004. We refer to these individuals collectively as our “named executive officers.”

		Annual Compensation					Long-Term Compensation
Name and Principal Position	Year(1)	Salary		Bonus(2)		Other Annual Compensation(3)	Restricted Stock Awards	Securities Underlying Options(#)	LTIP Payouts		All other Compensation (4)(5)(6)
(Dollars in Thousands)
David G. Fiore(7) President and Chief Executive Officer	2004 2003 2002	$ $ $	426,731 378,847 361,617	$ $ $	2,072,000 300,000 300,000	— — —	$0 0 936,088	0 0 22,500	$ $ $	0 0 0	$953,594 — —

Sherice P. Bench Chief Financial Officer	2004 2003 2002	$ $ $	230,195 196,538 182,019	$ $ $	415,000 115,050 115,000	— — —	0 0 0	0 0 7,966	$ $ $	0 0 0	$250,262 — —

Charlyn A. Daugherty Senior Vice President—Manufacturing Operations	2004 2003 2002	$ $ $	209,616 191,154 185,292	$ $ $	400,000 105,000 106,000	— — —	0 0 0	0 0 6,243	$ $ $	0 0 0	$241,132 — —

Parke H. Davis Senior Vice President— Retail Sales	2004 2003 2002	$ $ $	230,385 207,308 200,769	$ $ $	390,000 108,650 108,000	— — —	0 0 0	0 0 6,243	$ $ $	0 0 0	$241,132 — —

Donald J. Percenti Senior Vice President— On Campus and General Manager—Printing	2004 2003 2002	$ $ $	258,200 236,847 217,693	$ $ $	430,000 141,000 111,000	— — —	0 0 0	0 0 6,243	$ $ $	0 0 0	$241,132 — —

(1)	Our 2004 fiscal year ended on August 28, 2004. Fiscal year 2003 ended on August 30, 2003 and fiscal year 2002 ended on August 31, 2002. Executive compensation for 2004, 2003, and 2002 is for the twelve months ended December 31 of each year and based on current compensation.
(2)	Amounts in 2004 include payment under the Management Incentive bonus program as follows: Mr. Fiore: $300,000; Ms. Bench: $135,000; Ms. Daugherty: $120,000; Mr. Davis $110,000; Mr. Percenti: $150,000. Amounts in 2004 also include a success bonus paid as of the date of the Merger as follows: Mr. Fiore: $1,772,000; Ms. Bench: $280,000; Ms. Daugherty: $280,000; Mr. Davis: $280,000; Mr. Percenti: $280,000. Amounts in 2003 and 2002 include payments under the Management Incentive bonus program.
(3)	The perquisites and other personal benefits, securities or property received by the named executive officers did not exceed $50,000 or 10% of the total annual salary and bonus reported for the named executive officers in cash for the years ended 2004, 2003 and 2002. In 2002, we had paid $386,088 in taxes associated with the receipt by Mr. Fiore in 2002 of 5,500 shares of our series A preferred stock.
(4)	Each of the named executive officers had term life insurance policies equal to two times their base salary (maximum of $500,000) in the years 2004, 2003 and 2002 and one times their base salary in the year 2001 with a benefit payable to a beneficiary selected by the named executive officer upon his or her death. We paid the annual premiums on such policies in each of 2004, 2003, and 2002. The annual premium amount has not exceeded $910 for any named executive officer. No named executive officer is entitled to any cash surrender value in such policies.
(5)	During 2002, due to the increased concerns after September 11, 2001, and the increased travel requirements of Mr. Fiore, Mrs. Bench and thirteen other officers and executives of the Company, AAC purchased a travel accident policy covering Mr. Fiore and Mrs. Bench in the amount of $2,500,000 each and $250,000 each for the other 13 named executives for a total three-year premium of $4,777. The beneficiaries of the policy are named by each employee, and no named executive is entitled to any cash surrender value in such policies.
(6)	Amounts in 2004 include cancellation of stock options in connection with the Merger.
(7)	Mr. Fiore served as our President and Chief Executive Officer on August 28, 2004. As previously noted, on April 25, 2005, Mr. Fiore informed us of his plans to retire.

Employment Agreements

David G. Fiore.    Mr. Fiore has an employment agreement with us, pursuant to which he served as our Chief Executive Officer and President and as a member of our Board of Directors. The initial term of his employment agreement was for two years from August 2, 1999. Unless otherwise terminated, Mr. Fiore’s employment agreement adds one day to the term for each day that passes, and accordingly, there are always two years remaining on the term. The employment agreement provides Mr. Fiore with an annual base salary of no less than $300,000. Under his employment agreement, Mr. Fiore’s salary is subject to such increases as our Board of Directors may determine from time to time. Mr. Fiore’s employment agreement provides for various bonuses to be paid to him. Mr. Fiore is paid an annual bonus up to $200,000, determined by our Board of Directors, based upon the achievement of certain EBITDA targets. Mr. Fiore is also entitled to long-term incentive bonuses if we achieve certain EBITDA targets as provided for in his employment agreement. At the discretion of the compensation committee of our Board of Directors, we also may pay Mr. Fiore a discretionary bonus each year in an amount of up to $100,000.

Mr. Fiore’s employment agreement provides that in the event his employment is terminated without “substantial cause” or he terminates his employment for “good reason” (each as defined in his employment agreement), he will be entitled to receive his salary for the remainder of the term under the employment agreement, plus the portion of the annual bonus actually earned through the date of termination, plus the long-term incentive bonus. Mr. Fiore and covered family members will also be entitled to health benefits for 24 months, or until they become covered under a new employee health plan at no cost to Mr. Fiore.

Mr. Fiore’s amended employment agreement further provides that he may terminate his employment six months after a “change in control” (as defined in his employment agreement), expiring April 30, 2005. Upon such termination, Mr. Fiore will be paid $450,000. As previously noted, on April 25, 2005, Mr Fiore informed us of his plans to retire. Pursuant to Mr. Fiore’s employment agreement, Mr. Fiore will be paid $450,000.

Donald J. Percenti.    Mr. Percenti has an employment agreement with us, pursuant to which he serves as our Chief Executive Officer. The initial term of his employment agreement is for two years from August 10, 2005, which can be automatically extended for additional one year terms on August 10th of each succeeding year thereafter unless earlier terminated by us upon not less than 60 days’ prior notice. The employment agreement provides Mr. Percenti with an annual salary of $325,000. Under his employment agreement, Mr. Percenti’s salary is subject to such changes as our Board of Directors may determine from time to time.

Mr. Percenti’s employment agreement provides for an annual bonus in an amount up to 70% of Mr. Percenti’s salary, determined by our Board of Directors, and based upon the achievement of certain targets or standards as are determined by our Board of Directors. Mr. Percenti’s employment agreement also provides that he participates in our employee benefit plans (including incentive bonus plans and incentive stock plans) as we maintain and as may be established for our employees from time-to-time on the same basis as other executive employees are entitled to participate. In addition, we pay Mr. Percenti a car allowance of up to $750 a month.

Mr. Percenti’s employment agreement provides that in the event his employment is terminated without “cause” or for “good reason” (each as defined in his employment agreement), he will be entitled to receive bi-weekly payments equal to the average of his bi-weekly compensation in effect within the two years preceding the termination for a period of the greater of 18 months or the remaining term of his employment agreement. He will also be entitled to elect the continuation of health benefits at no cost to himself. Mr. Percenti’s employment agreement does not provide him with any payments that are contingent upon a “change in control.”

Sherice P. Bench.    Ms. Bench has an employment agreement with Commemorative Brands, Inc., or CBI, effective as of December 16, 1996, pursuant to which she serves as our Chief Financial Officer. The initial term of her employment agreement was for two years, which can be automatically extended for additional one year terms on December 15th of each succeeding year thereafter unless earlier terminated by us upon not less than 60 days’ prior notice. Ms. Bench is entitled to participate in such employee benefit programs, plans and policies (including incentive bonus plans and incentive stock option plans) as we maintain and as may be established for our employees from time-to-time on the same basis as other executive employees are entitled to participate.

Ms. Bench’s employment agreement provides that in the event her employment is terminated without “substantial cause” (as defined in her employment agreement), she will be entitled to receive

39 bi-weekly severance payments equal to the average of her bi-weekly compensation in effect within the two years preceding her termination, accrued but unused vacation, and any accrued bonus. She will also be entitled to elect the continuation of health benefits at no cost to the employee. Ms. Bench’s employment agreement does not provide her with any payments that are contingent upon a “change in control.”

Other Employment Agreements.    Charlyn A. Daugherty and Parke H. Davis each have an employment agreement with CBI. The initial term of each respective employment agreement was for three years, which can be automatically extended for additional one year terms on December 15th of each succeeding year thereafter unless earlier terminated by us upon not less than 60 days’ prior notice. Ms. Daugherty and Mr. Davis are entitled to participate in such employee benefit programs, plans and policies (including incentive bonus plans and incentive stock option plans) as we maintain and as may be established for our employees from time-to-time on the same basis as other executive employees are entitled to participate.

Each of the above-described employment agreements for Ms. Daugherty and Mr. Davis provide that in the event of their termination of employment without “cause” (as defined in each of their respective employment agreements), the terminated employee will be entitled to receive 39 bi-weekly severance payments equal to the average of such employee’s bi-weekly compensation in effect within the two years preceding their termination, accrued but unused vacation and any accrued bonuses. Such employee will also be entitled to elect the continuation of health benefits at no cost to the employee. None of the above-described employment agreements provide any payments that are contingent upon a “change of control.”

The employment agreements, which have been revised from time-to-time, provide for minimum salary levels, adjusted annually for cost-of-living changes, as well as for incentive bonuses that are payable if specific management goals are attained. The aggregate commitment for future salaries as of August 28, 2004, excluding bonuses, was approximately $2.4 million.

PRINCIPAL STOCKHOLDERS

The following table provides certain information as of the date of this prospectus with respect to the beneficial ownership of the interests in AAC Group Holding Corp., by (i) each holder known by us who beneficially owns 5% or more of the outstanding equity interests of AAC Group Holding Corp., (ii) each of the members of our board of directors, (iii) each of our named executive officers, and (iv) all of the members of our board of directors and our executive officers as a group. Unless otherwise indicated, the business address of each person is our corporate address.

	Shares	Percentage
American Achievement Holdings LLC(1) c/o Fenway Partners, Inc. 152 West 57th Street New York, NY 10019	429,851	85.0
Investors advised by J.P.Morgan Investment Management Inc.(2) c/o J.P.Morgan Investment Management Inc. 522 Fifth Avenue New York, New York 10036	73,170	14.5
Mac LaFollette	—	—
Peter Lamm(3)	429,851	85.0
W. Gregg Smart	—	—
Sanjay Morey	—	—
David G. Fiore	—	—
Sherice P. Bench	—	—
Charlyn A. Daugherty	—	—
Parke H. Davis	—	—
Donald J. Percenti	—	—
All executive officers and directors as a group (9 persons)	429,851	85.0

(1)	All of the voting interests of American Achievement Holdings LLC are held by Fenway Partners Capital Fund II, L.P., FPIP, LLC and FPIP Trust, LLC, each of which are affiliates of Fenway Partners, Inc. Accordingly, such entities may be deemed to beneficially own the shares of common stock held by American Achievement LLC. Peter Lamm and Richard Dresdale are the founders of Fenway Partners, Inc. and each is a managing member of Fenway Partners II LLC, the general partner of Fenway Partners Capital Fund II, L.P., and each is a managing member of each of FPIP, LLC and FPIP Trust, LLC.
(2)	The investors are J.P.Morgan U.S. Direct Corporate Finance Institutional Investors II LLC (“CFII-I”), which holds 70,052 shares of common stock, J.P. Morgan U.S. Direct Corporate Finance Private Investors II LLC (“CFII-P”), which holds 2,752 shares of common stock, and 522 Fifth Ave Fund, L.P. (“522”), which holds 366 shares of common stock. J.P. Morgan Investment Management, Inc., a registered investment advisor and a wholly-owned subsidiary of J.P. Morgan Chase & Co., controls the voting and disposition of these shares as the investment advisor to CFII-I, CFII-P and 522.
(3)	Mr. Lamm is a founder of Fenway Partners, Inc. a managing member of Fenway Partners II LLC, the general partner of Fenway Partners Capital Fund II, L.P., and is a managing member of each of FPIP, LLC and FPIP Trust, LLC. Accordingly, Mr. Lamm may be deemed to beneficially own the shares of common stock held by American Achievement Holdings LLC. Mr. Lamm disclaims beneficial ownership of such shares except to the extent of his pecuniary interests therein.

CERTAIN RELATED PARTY TRANSACTIONS

Arrangements with Our Investors

An investor group led by Fenway Partners Capital Fund II, L.P. owns substantially all of the outstanding common stock of our company. These investors entered into a stockholders agreement with our company, which agreement contains agreements with respect to the election of directors of our company, restrictions on issue or transfer of shares, registration rights and other special corporate governance provisions. The agreement contains customary indemnification provisions. One of our directors, Peter Lamm, is a managing member of the general partner of Fenway Partners Capital Fund II, L.P.

Management Agreement

AAC Holding Corp. and American Achievement Corporation entered into a management agreement with Fenway Partners, Inc., an affiliate of Fenway Partners Capital Fund, II, L.P., pursuant to which Fenway Partners, Inc. provides management and other advisory services. Pursuant to this agreement, Fenway Partners, Inc. receives an aggregate annual management fee equal to the greater of $3.0 million or 5% of the previous fiscal year’s EBITDA. EBITDA is defined in the management agreement as earnings before interest, taxes, depreciation, amortization, restructuring charges, management fees and other one-time non-recurring charges. In addition, the management agreement provides that Fenway Partners, Inc. will also receive customary fees in connection with certain subsequent financing and acquisition transactions. The management agreement includes customary indemnification provisions in favor of Fenway Partners, Inc. and its affiliates. Although the indenture governing the 8.25% notes permits the payments under the management agreement, such payments will be restricted during an event of default under the 8.25% notes. Amounts paid under the management agreement totaled approximately $800,000 and $2,500,000 for the period March 26, 2004 to August 28, 2004 and for the nine months ended May 28, 2005, respectively.

Arrangements with Management

As a result of the Transactions, we paid to David G. Fiore, Sherice P. Bench, Charlyn A. Daugherty, Parke H. Davis, and Donald J. Percenti cash bonuses and proceeds in return for their respective equity interests in our predecessor totaling $3,275,594, $530,626, $563,617, $545,483, and $581,880, respectively.

See “Management—Employment Agreements.”

Other Transactions

Amounts paid under a management agreement with Castle Harlan, Inc., the former owner of American Achievement Corporation totaled $2,250,000 for the period August 31, 2003 to March 25, 2004.

DESCRIPTION OF OUR OTHER INDEBTEDNESS

The Senior Secured Credit Facility

General

In connection with the Transactions, American Achievement Corporation entered into its senior secured credit facility with Goldman Sachs Credit Partners L.P., Deutsche Bank Securities Inc., Deutsche Bank A.G., Cayman Islands Branch and certain lenders. The senior secured credit facility provides for aggregate borrowings of $195.0 million. As of May 28, 2005, we had approximately $144.0 million of outstanding indebtedness under the senior secured credit facility. In addition, we would have had the ability to borrow up to an additional $35.5 million under our revolving credit facility (less approximately $1.9 million of letters of credit outstanding on May 28, 2005). The senior secured credit facility includes:

•	a seven-year $155.0 million Tranche B term loan; and

•	a six-year $40.0 million revolving credit facility.

Interest

Amounts outstanding under our Tranche B term loan bear interest, at our option, at a rate per annum equal to either: (1) the base rate (as defined in the senior secured credit facility), plus an applicable margin of 1.50%, or (2) the Eurodollar rate (as defined in the senior secured credit facility), plus an applicable margin of 2.50%. Amounts outstanding under the revolving credit facility initially bear interest, at our option, at a rate per annum equal to either: (1) the base rate (as defined in the senior secured credit facility), plus an applicable margin of 1.75%, or (2) the Eurodollar rate (as defined in the senior secured credit facility), plus an applicable margin of 2.75%. The applicable margins for the Tranche B term loan and the revolving credit facility are subject to adjustment based on the achievement of certain leverage ratio targets. The interest rates on amounts not paid when due under the senior secured credit facility will increase by 2% per annum during the continuance of a payment default.

Maturity and Mandatory Prepayments

Borrowings under the Tranche B term loan are due and payable in quarterly installments (the quarterly payments due being in nominal amounts), with the final balance due on March 25, 2011, the seventh anniversary of the closing of the Transactions. The revolving credit facility is available until March 25, 2010, the sixth anniversary of the closing of the Transactions. In addition, we are required to prepay the facilities under the senior secured credit facility in an amount equal to:

•	100% of the net cash proceeds in excess of $1.0 million from certain asset sales by us subject to reinvestment provisions;

•	100% of the net cash proceeds in excess of $1.0 million from insurance paid on account of any loss of any of our property or assets subject to reinvestment provisions;

•	75% (if our leverage ratio is greater than 4.5:1.0) or 50% (if our leverage ratio is equal to or less than 4.5:1.0) of excess cash flow (as defined in the senior secured credit facility);

•	100% of the net cash proceeds from the issuance of any debt (excluding the proceeds from certain issuances of debt permitted under the senior secured credit facility) by us; and

•	50% of the net cash proceeds from our issuance of equity securities, subject to certain exceptions.

Security and Guarantees

The senior secured credit facility is secured by a first priority security interest in all existing and after-acquired assets of American Achievement Corporation and certain of its direct and indirect domestic subsidiaries’ existing and after-acquired assets, including, without limitation, real property and all of the capital stock owned by it and certain of its direct and indirect domestic subsidiaries (including certain capital stock of their direct foreign subsidiaries only to the extent permitted by applicable law). All of American Achievement Corporation’s obligations under the senior secured credit facility are fully and unconditionally guaranteed by AAC Holding Corp. and certain of its present and future domestic subsidiaries.

Covenants

The senior secured credit facility requires us to meet certain financial tests, including, without limitation:

•	minimum interest coverage;

•	maximum capital expenditures; and

•	maximum total leverage.

The senior secured credit facility contains certain covenants which, among other things, limit:

•	the incurrence of additional debt;

•	investments;

•	guarantees;

•	dividends;

•	transactions with affiliates;

•	asset sales;

•	acquisitions, mergers and consolidations;

•	prepayments of other debt (including the notes);

•	sale/leaseback transactions; and

•	liens, encumbrances and negative pledges.

Events of Default

The senior secured credit facility contains customary events of default, including, among other things:

•	payment defaults;

•	breaches of representations and warranties;

•	covenant defaults;

•	cross-defaults to certain other agreements or debt (including the notes);

•	certain events of bankruptcy and insolvency;

•	certain defaults related to ERISA;

•	judgment defaults;

•	failure of any guarantee or security document supporting the senior secured credit facility to be in full force and effect; and

•	a change of control of American Achievement Corporation or its parent.

Waiver and Modification

The terms of the senior secured credit facility may be waived or modified upon our approval and the required percentage of the senior lenders and without the consent of the note holders.

The 8.25% Notes

On March 25, 2004, American Achievement Corporation issued $150.0 million of senior subordinated notes due April 1, 2012. The 8.25% notes bear interest at a stated rate of 8.25%. The 8.25% notes are unsecured senior subordinated obligations and are subordinated in right of payment to all of American Achievement Corporation’s existing and future senior indebtedness, including obligations under the senior secured credit facility, are pari passu in right of payment with any of its future senior subordinated indebtedness and are senior in right of payment to any of its future subordinated indebtedness. The 8.25% notes are guaranteed by certain of our existing domestic subsidiaries, and will be guaranteed by certain of our future domestic subsidiaries. The guarantees are subordinated in right of payment to all existing and future senior indebtedness of the applicable guarantor, are pari passu in right of payment with any future senior subordinated debt of such guarantor and are senior in right of payment to any future subordinated indebtedness of such guarantor.

American Achievement Corporation may not redeem the 8.25% notes until on or after April 1, 2008, except that, in connection with certain equity offerings, it may redeem up to 35 percent of the 8.25% notes before the third anniversary of the issue date of the 8.25% notes as long as (a) it pays 108.25% of the principal amount of the 8.25% notes, plus interest, (b) it redeems the 8.25% notes within 90 days of completing such equity offering and (c) at least 65 percent of the aggregate principal amount of the 8.25% notes originally issued remains outstanding afterward.

If a change in control as defined in the indenture relating to the 8.25% notes occurs, American Achievement Corporation must offer to repurchase the 8.25% notes at 101% of the principal amount of the 8.25% notes, plus accrued interest.

The 8.25% notes contain customary negative covenants and restrictions on actions by American Achievement Corporation and its subsidiaries including, without limitation, restrictions on additional indebtedness, investments, asset dispositions outside the ordinary course of business, liens, the declaration or payment of dividends and transactions with affiliates, among other restrictions. American Achievement Corporation was in compliance with all covenants in the 8.25% notes indenture as of August 28, 2004.

The 11.625% Senior Unsecured Notes

On February 20, 2002, American Achievement Corporation issued $177.0 million of senior unsecured notes due in 2007, of which $6.0 million remain outstanding as of August 28, 2004. The 11.625% notes bear interest at a stated rate of 11.625%. The effective interest rate of the 11.625% notes post offering discount is approximately 13.0%. The 11.625% notes rank pari passu with American Achievement Corporation’s existing and future senior indebtedness, including obligations under the senior secured credit facility. The 11.625% notes are guaranteed by some of American Achievement Corporation’s domestic subsidiaries. The 11.625% notes and the guarantees on the 11.625% notes are effectively subordinated to any of our secured debt.

On March 25, 2004, pursuant to the debt tender offer for the 11.625% notes, we retired $170.9 million of the outstanding 11.625% notes for an aggregate $193.8 million and eliminated substantially all of the restrictive covenants associated with such notes. The remaining $6.0 million of 11.625% notes outstanding are redeemable by us on or after January 1, 2005 at our option at 105.813% of the principal amount thereof (plus accrued and unpaid interest). American Achievement Corporation was in compliance with all covenants in the 11.625% notes indenture as of August 28, 2004.

On May 15, 2005, American Achievement Corporation redeemed the remaining outstanding $6.1 million of 11.625% notes. In accordance with the indenture governing the 11.625% notes, the redemption price was 105.813% of the principal amount of notes to be redeemed, plus accrued and unpaid interest.

DESCRIPTION OF EXCHANGE NOTES

You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” In this description, the word “AAC” refers only to AAC Group Holding Corp. and not to any of its subsidiaries.

The terms of the exchange notes are identical in all material respects to the outstanding notes except that, upon completion of the exchange offer, the exchange notes will be registered under the Securities Act and free of any covenants regarding exchange registration rights. We refer to the exchange notes, together with the outstanding notes as the “Notes.” The terms of the Notes include those set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. You may obtain a copy of the Indenture from AAC at its address set forth in this prospectus.

The following description is a summary of the material provisions of the indenture and the registration rights agreement. It does not restate those agreements in their entirety. We urge you to read the indenture and the registration rights agreement because they, and not this description, define your rights as holders of the notes. Copies of the indenture and the registration rights agreement are available as set forth below under “—Additional Information.”

The registered holder of a note is treated as the owner of it for all purposes. Only registered holders have rights under the indenture.

Brief Description of the Notes

The Notes

The notes:

•	are general unsecured obligations of AAC;

•	are pari passu in right of payment with all existing and future unsecured senior Indebtedness of AAC;

•	are senior in right of payment to any future subordinated Indebtedness of AAC;

•	are not guaranteed by any of AAC’s Subsidiaries, except as set forth under “Limitations on Guarantees of Indebtedness by Restricted Subsidiaries;” and

•	are effectively subordinated in right of payment to all Indebtedness and other liabilities and commitments (including trade payables and lease obligations) of AAC’s Subsidiaries, including the Credit Agreement and the American Achievement Corporation Senior Subordinated Notes.

The operations of AAC are conducted through its Subsidiaries and, therefore, AAC depends on the cash flow of its Subsidiaries to meet its obligations, including its obligations under the notes. AAC’s ability to make any cash payments to the holders of notes may be limited by the Credit Agreement and the American Achievement Corporation Senior Subordinated Notes Indenture, which limit the ability of AAC’s Subsidiaries to pay dividends or make other distributions to AAC. There can be no assurance that sufficient funds will be available when necessary to make any required cash payments. In addition, the notes are effectively subordinated in right of payment to all Indebtedness and other liabilities and commitments (including trade payables and lease obligations) of AAC’s Subsidiaries, including the Credit Agreement and the American Achievement Corporation Senior Subordinated Notes. Any right of AAC to receive assets of any of its Subsidiaries upon that Subsidiary’s liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) are effectively subordinated to the claims of that Subsidiary’s creditors, except to the extent that AAC is itself recognized as a creditor of that Subsidiary, in which case the claims of AAC would still be subordinate in right of payment to any security in the assets of the Subsidiary and any Indebtedness of that Subsidiary senior to that held by AAC. As of May 28, 2005, AAC’s Subsidiaries had approximately $397.6 million of total Indebtedness and American Achievement Corporation had the ability to borrow up to an additional $35.5 million under the Credit Agreement (less approximately $1.9 million of letters of credit outstanding on May 28, 2005).

As of the date of the indenture, all of our Subsidiaries were “Restricted Subsidiaries.” However, under the circumstances described below under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we are permitted to designate certain of our Subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries are not be subject to many of the restrictive covenants in the indenture.

Principal, Maturity and Interest

AAC issued $131.5 million in aggregate principal amount at maturity of notes. AAC may issue additional notes under the Indenture from time to time. Any issuance of additional notes is subject to all of the covenants in the indenture, including the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.” The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The notes were offered at a substantial discount from their principal amount at maturity and generated gross proceeds to AAC of approximately $89.3 million. AAC issued notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on October 1, 2012.

No interest will accrue on the notes prior to October 1, 2008. Instead, the Accreted Value of each note will increase (representing amortization of original issue discount) from the date of original issuance to but not including October 1, 2008 at a rate of 10.25% per annum calculated on a semi-annual basis using a 360-day year comprised of twelve 30-day months, such that the Accreted Value on October 1, 2008 will be equal to the full principal amount at maturity of the notes. Beginning on October 1, 2008, interest on the notes will accrue at a rate of 10.25% per annum and will be payable in cash semi-annually in arrears on April 1 and October 1, commencing on April 1, 2009. Interest on overdue principal and interest will accrue at a rate that is 1% higher than the then applicable interest rate on the notes. Special Interest and interest thereon will accrue and be payable as set forth under “Registration Rights; Special Interest.” AAC will make each payment of interest accruing after October 1, 2008 to the holders of record at the close of business on the immediately preceding March 15 and September 15. AAC’s ability to make any cash payments to the holders of notes may be limited by the Credit Agreement and the American Achievement Corporation Senior Subordinated Notes Indenture, which limit the ability of AAC’s Subsidiaries to pay dividends or make other distributions to AAC. There can be no assurance that sufficient funds will be available when necessary to make required cash payments after October 1, 2008. See “Risk Factors—AAC Group Holding Corp. is the sole obligor under the notes. Our subsidiaries, including American Achievement Corporation, will not guarantee our obligations under the notes and do not have any obligation with respect to the notes; the notes are effectively subordinated to the debt and liabilities of our subsidiaries, including American Achievement Corporation, and are effectively subordinated to any of our subsidiaries’ future indebtedness and to any of our future secured debt to the extent of the value of the assets secured by such debt. AAC Group Holding Corp. is a holding company and therefore depends on its subsidiaries to service its obligations under the notes and its other indebtedness. AAC Group Holding Corp.’s ability to repay the notes depends upon the performance of its subsidiaries and their ability to make distributions.”

Interest on the notes accrues from the date on which interest was most recently paid or, if no interest has been paid, from October 1, 2008. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder of notes has given wire transfer instructions to AAC, AAC will pay all principal, interest and premium and Special Interest, if any, on that holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless AAC elects to make interest payments by check mailed to the noteholders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee is acting as paying agent and registrar. AAC may change the paying agent or registrar without prior notice to the holders of the notes, and AAC or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders are required to pay all taxes due on transfer. AAC is not required to transfer or exchange any note selected for redemption. Also, AAC is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed. The registered holder of a note is treated as the owner of it for all purposes. Only registered holders have rights under the indenture.

Optional Redemption

At any time prior to October 1, 2007, AAC may on any one or more occasions redeem up to 35% of the aggregate principal amount at maturity of notes issued under the indenture at a redemption price of 110.25% of the Accreted Value thereof, plus accrued and unpaid interest and Special Interest, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings or a contribution to AAC’s common equity capital made with the net cash proceeds of a concurrent offering of common stock of AAC’s Parent (whether offered or sold independently or as a part of an offering or sale of units); provided that:

(1) at least 65% of the aggregate principal amount at maturity of notes originally issued under the indenture (excluding notes held by AAC and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2) the redemption occurs within 90 days of the date of the closing of such Equity Offering or contribution.

Except pursuant to the preceding paragraph, the notes may not be redeemed at AAC’s option prior to October 1, 2008.

On or after October 1, 2008, AAC may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount at maturity) set forth below plus accrued and unpaid interest and Special Interest, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on October 1 of the years indicated below, subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2008	105.125%
2009	102.563%
2010 and thereafter	100.000%

Unless AAC defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

Mandatory Redemption

AAC is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of notes will have the right to require AAC to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder’s notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, AAC will offer a Change of Control Payment in cash equal to 101% of the Accreted Value of the notes repurchased plus Special Interest, if any, on the notes repurchased, to the date of repurchase (if prior to October 1, 2008) or 101% of the aggregate principal amount at maturity of notes repurchased plus accrued and unpaid interest and Special Interest, if any, on the notes repurchased to the date of purchase (if on or after October 1, 2008), subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, AAC will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice.

AAC will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, AAC will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, AAC will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount at maturity (or if prior to October 1, 2008, Accreted Value) of notes or portions of notes being purchased by AAC.

The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount at maturity to any unpurchased portion of the notes surrendered, if any. AAC will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require AAC to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable as a result of the Change of Control. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that AAC repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

AAC will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by AAC and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of AAC and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require AAC to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of AAC and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

AAC will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) AAC (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration received in the Asset Sale by AAC or such Restricted Subsidiary is in the form of cash. For purposes of this provision, each of the following will be deemed to be cash:

(a) Cash Equivalents;

(b) any liabilities, as shown on AAC’s most recent consolidated balance sheet, of AAC or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases AAC or such Restricted Subsidiary from further liability;

(c) any securities, notes or other obligations received by AAC or any such Restricted Subsidiary from such transferee that are, within 90 days of the Asset Sale, converted by AAC or such Restricted Subsidiary into cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received in that conversion; and

(d) any stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant.

Within 360 days after the receipt of any Net Proceeds from an Asset Sale, AAC (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds:

(1) to repay Indebtedness of AAC under a Credit Facility or any Indebtedness of Holdings and its Restricted Subsidiaries;

(2) to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of AAC;

(3) to make a capital expenditure; or

(4) to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business.

Pending the final application of any Net Proceeds, AAC may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $15.0 million, within 15 days thereof, AAC will make an Asset Sale Offer to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount at maturity of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the Accreted Value of the notes on the date of purchase plus accrued and unpaid interest and Special Interest thereon, if any (if prior to October 1, 2008), or 100% of the principal amount at maturity of notes plus Special Interest, if any, to the date of purchase (if on or after October 1, 2008), in each case, which price will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, AAC may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate Accreted Value or the aggregate principal amount at maturity of notes, as applicable, and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

AAC will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, AAC will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

The Credit Agreement contains, and future agreements governing the Indebtedness of AAC and its Subsidiaries may contain, prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale and including repurchases of or other prepayments in respect of the notes. The occurrence of a Change of Control or an Asset Sale could cause a default under the Credit Agreement, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such transactions on AAC and its Subsidiaries. Additionally, since AAC is a holding company with no independent financial resources of its own, AAC’s ability to pay cash to the holders of notes upon a repurchase may be limited by the Credit Agreement and the American Achievement Corporation Senior Subordinated Notes Indenture, which limit the ability of AAC’s Restricted Subsidiaries to pay dividends or make other distributions to AAC. Future Indebtedness may also contain similar limitations. In the event a Change of Control or Asset Sale occurs at a time when AAC is prohibited from purchasing notes, AAC and its Subsidiaries could seek the consent of their respective lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If AAC and its Subsidiaries do not obtain such consents or fail to repay those borrowings, AAC will remain prohibited from purchasing notes. In that case, AAC’s failure to purchase tendered notes would constitute an Event of Default under the indenture which could, in turn, constitute a default under the other Indebtedness.

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption on a pro rata basis unless otherwise required by law or applicable stock exchange requirements.

No notes having a principal amount at maturity of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount at maturity equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, Accreted Value ceases to increase and interest and Special Interest, if any, cease to accrue on the notes or portions of notes called for redemption.

Certain Covenants

Restricted Payments

AAC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of AAC’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving AAC or any of its Restricted Subsidiaries) or to the direct or indirect holders of AAC’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of AAC and other than dividends or distributions payable to AAC or a Restricted Subsidiary of AAC);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving AAC) any Equity Interests of AAC or any direct or indirect parent of AAC (other than any such Equity Interest owned by AAC or any Restricted Subsidiary of AAC);

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of AAC that is contractually subordinated to the notes (excluding any intercompany Indebtedness between or among AAC and any of its Restricted Subsidiaries), except a payment of interest or principal at the Stated Maturity thereof; or

(4) make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2) (a) with respect to a Restricted Payment by AAC or any of its Restricted Subsidiaries (other than American Achievement Corporation and its Restricted Subsidiaries), AAC would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted

Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in clause (i) of the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” or (b) with respect to a Restricted Payment by American Achievement Corporation or any of its Restricted Subsidiaries, American Achievement Corporation would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in clause (ii) of the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by AAC and its Restricted Subsidiaries since March 25, 2004 (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7), (8) (9), (10) and (11) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of AAC (it being understood that in calculating Consolidated Net Income for this clause (3)(a) only, any of AAC’s non-cash interest expense or amortization of original issue discount shall be excluded) for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after March 25, 2004 to the end of AAC’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b) 100% of the aggregate net cash proceeds, and the Fair Market Value of any property other than cash, received by AAC since March 25, 2004 as a contribution to its common equity capital or from the issue or sale of Equity Interests of AAC (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of AAC that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of AAC); plus

(c) to the extent that any Restricted Investment that was made after March 25, 2004 is sold for cash or otherwise liquidated or repaid for cash, the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any); plus

(d) to the extent that any Unrestricted Subsidiary of AAC designated as such after March 25, 2004 is redesignated as a Restricted Subsidiary after March 25, 2004, the Fair Market Value of AAC’s Investment in such Subsidiary as of the date of such redesignation; plus

(e) 50% of any dividends received by AAC or a Restricted Subsidiary of AAC after March 25, 2004 from an Unrestricted Subsidiary of AAC, to the extent that such dividends were not otherwise included in the Consolidated Net Income of AAC for such period.

As of August 28, 2004, AAC could not make any Restricted Payments pursuant to this paragraph (3).

The preceding provisions will not prohibit:

(1) the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the indenture;

(2) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of AAC) of, Equity Interests of AAC

(other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to AAC; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph;

(3) the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of AAC that is contractually subordinated to the notes with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(4) the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of AAC to the holders of its Equity Interests on a pro rata basis;

(5) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of AAC or any Restricted Subsidiary of AAC or any distribution, loan or advance to Parent for the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Parent, in each case held by any current or former officer, director or employee of AAC or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement or other agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $500,000 in any twelve-month period; provided further that AAC may carry over and make in subsequent twelve-month periods, in addition to the amounts permitted for such twelve-month period, the amount of such repurchases, redemptions or other acquisitions or retirements for value permitted to have been made but not made in any preceding twelve-month period up to a maximum of $1.5 million in any twelve-month period; it being understood that the cancellation of Indebtedness owed by management to AAC in connection with such repurchase or redemption will not be deemed to be a Restricted Payment;

(6) the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options;

(7) the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of AAC or any Restricted Subsidiary of AAC issued on or after March 25, 2004 in accordance with the Fixed Charge Coverage Ratio test described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(8) any payments made, or the performance of any of the transactions contemplated, in connection with the Transactions referred to in this prospectus under the heading “Company History” or in connection with the issuance of the notes and the repurchase of capital stock described under the heading “Use of Proceeds;”

(9) Permitted Payments to Parent;

(10) the repayment or repurchase of Indebtedness that is subordinated in right of payment to the notes upon an asset sale if and to the extent that such repayment or repurchase was required by the provisions of such Indebtedness; provided that, prior to such repayment or repurchase, AAC shall have made the Asset Sale Offer with respect to the notes as required by the indenture, and AAC shall have repurchased all notes validly tendered for payment and not withdrawn in connection with such Asset Sale Offer; and

(11) other Restricted Payments in an aggregate amount not to exceed $15.0 million since March 25, 2004,

provided, that in the case of Restricted Payments pursuant to clauses (5), (7), (10) and (11) above, no Default has occurred and is continuing or would be caused as a consequence of such payment.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by

AAC or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of AAC whose resolution with respect thereto will be delivered to the trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the Fair Market Value exceeds $10.0 million.

Notwithstanding the foregoing provisions of this covenant, if and to the extent American Achievement Corporation or any Restricted Subsidiary (as defined in the American Achievement Corporation Senior Subordinated Notes Indenture, as in effect on the date hereof) of American Achievement Corporation would be permitted to make a Restricted Payment (as defined in the American Achievement Corporation Senior Subordinated Notes Indenture) pursuant to the American Achievement Corporation Senior Subordinated Notes Indenture, as in effect on the date hereof, American Achievement Corporation or such Restricted Subsidiary, as the case may be, shall be permitted to make hereunder a Restricted Payment permitted to be made thereunder.

Incurrence of Indebtedness and Issuance of Preferred Stock

AAC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and AAC will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that (i) AAC may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and its Restricted Subsidiaries may incur Indebtedness (including Acquired Debt) or issue preferred stock, if the Fixed Charge Coverage Ratio for AAC’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued, as the case may be, would have been at least 2.0 to 1, and (ii) American Achievement Corporation may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the guarantors under the American Achievement Corporation Senior Subordinated Notes Indenture may incur Indebtedness (including Acquired Debt) or issue preferred stock, if the Fixed Charge Coverage Ratio for American Achievement Corporation’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued, as the case may be, would have been at least 2.0 to 1, in each case, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or preferred stock had been issued, as the case may be, and the proceeds thereof applied at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by AAC and any of its Restricted Subsidiaries of additional Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1)(with letters of credit being deemed to have a principal amount equal to the maximum potential liability of AAC and its Restricted Subsidiaries thereunder) not to exceed $195.0 million, less the aggregate amount of all Net Proceeds of Asset Sales applied by AAC or any of its Restricted Subsidiaries since March 25, 2004 to repay any term Indebtedness under a Credit Facility; provided that the amount of Indebtedness permitted to be incurred pursuant to the Credit Facilities in accordance with this clause (1) shall be in addition to any Indebtedness permitted to be incurred pursuant to the Credit Facilities in reliance on, and in accordance with, clauses (4) and (14) below;

(2) the incurrence by AAC and its Restricted Subsidiaries of the Existing Indebtedness;

(3) the incurrence by AAC of Indebtedness represented by the notes to be issued on the date of the indenture and the exchange notes to be issued pursuant to the registration rights agreement;

(4) the incurrence by AAC or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred within 360 days of the acquisition or completion of construction or installation for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of AAC or any of its Restricted Subsidiaries, or Attributable Debt relating to a sale and leaseback transaction, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed $15.0 million at any time outstanding, less the aggregate principal amount of Indebtedness incurred pursuant to Section 4.09(b)(4) of the American Achievement Corporation Senior Subordinated Notes Indenture since March 25, 2004 through the date of the indenture to the extent such Indebtedness remains outstanding under Section 4.09(b)(4) of the American Achievement Corporation Senior Subordinated Notes Indenture and constitutes Existing Indebtedness under the indenture;

(5) the incurrence by AAC or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5) or (14) of this paragraph;

(6) the incurrence by AAC or any of its Restricted Subsidiaries of intercompany Indebtedness between or among AAC and any of its Restricted Subsidiaries; provided, however, that:

(a) if AAC is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than AAC or a Restricted Subsidiary of AAC and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either AAC or a Restricted Subsidiary of AAC, will be deemed, in each case, to constitute an incurrence of such Indebtedness by AAC or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the issuance by any of AAC’s Restricted Subsidiaries to AAC or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a) any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than AAC or a Restricted Subsidiary of AAC; and

(b) any sale or other transfer of any such preferred stock to a Person that is not either AAC or a Restricted Subsidiary of AAC,

will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8) the incurrence by AAC or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business;

(9) the guarantee by AAC or any of the Restricted Subsidiaries of Indebtedness of AAC or a Restricted Subsidiary of AAC that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the guarantee shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(10) the incurrence by AAC or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, performance and surety bonds in the ordinary course of business;

(11) Indebtedness arising from agreements of AAC or a Restricted Subsidiary of AAC providing for indemnification, adjustment of purchase price, earn-out or other similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Restricted Subsidiary of AAC, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition; provided that the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by AAC and its Restated Subsidiaries in connection with such disposition;

(12) Indebtedness of AAC’s Foreign Subsidiaries in an aggregate principal amount not to exceed $5.0 million at any time outstanding, less the aggregate principal amount of Indebtedness incurred pursuant to Section 4.09(b)(12) of the American Achievement Corporation Senior Subordinated Notes Indenture since March 25, 2004 through the date of the indenture to the extent such Indebtedness remains outstanding under Section 4.09(b)(12) of the American Achievement Corporation Senior Subordinated Notes Indenture and constitutes Existing Indebtedness under the indenture;

(13) the incurrence by AAC or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days; and

(14) the incurrence by AAC or any of its Restricted Subsidiaries of additional Indebtedness (which additional Indebtedness may be incurred under the Credit Agreement) in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (14), not to exceed $15.0 million, less the aggregate principal amount of Indebtedness incurred pursuant to Section 4.09(b)(14) of the American Achievement Corporation Senior Subordinated Notes Indenture since March 25, 2004 through the date of the indenture to the extent such Indebtedness remains outstanding under Section 4.09(b)(14) of the American Achievement Corporation Senior Subordinated Notes Indenture and constitutes Existing Indebtedness under the indenture.

AAC will not incur, and will not permit any Restricted Subsidiary to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated or junior in right of payment to any other Indebtedness of AAC or such Restricted Subsidiary unless such Indebtedness is also contractually subordinated or junior in right of payment to the notes on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinate or junior in right of payment to any other Indebtedness of AAC solely by virtue of being unsecured, by virtue of being secured on a first or junior Lien basis or by virtue of the fact that the holders of secured Indebtedness have entered into intercreditor agreements giving one or more of such holders priority over the other holders in the collateral held by them.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (14) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, AAC will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on March 25, 2004 will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.

The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount of any such accrual, accretion or payment is included in Fixed Charges of AAC as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that AAC or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a) the Fair Market Value of such assets at the date of determination; and

(b) the amount of the Indebtedness of the other Person.

Limitations on Guarantees of Indebtedness by Restricted Subsidiaries

AAC will not permit any Restricted Subsidiary, directly or indirectly, to guarantee the payment of any Indebtedness of AAC unless:

(1) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the indenture providing for a guarantee of the payment of the notes by such Restricted Subsidiary, which guarantee will be senior to or pari passu with such Restricted Subsidiary’s guarantee of or pledge to secure such other Indebtedness; and

(2) such Restricted Subsidiary shall deliver to the Trustee an opinion of counsel to the effect that

(a) such guarantee has been duly executed and authorized and

(b) such guarantee constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity.

The guarantee by such Restricted Subsidiary of the notes will automatically and unconditionally be released:

(a) in connection with any sale or other disposition of all or substantially all of the assets of such Restricted Subsidiary (including by way of merger or consolidation) to a Person that is not AAC or (either before or after giving effect to such transaction) a Restricted Subsidiary of AAC, if the sale or other disposition does not violate clauses (1) and (2) of the “Asset Sale” provisions of the indenture;

(b) in connection with any sale or other disposition of all of the Capital Stock of that guarantor to a Person that is not (either before or after giving effect to such transaction) AAC or a Restricted Subsidiary of AAC, if the sale or other disposition does not violate clauses (1) and (2) of the “Asset Sale” provisions of the indenture;

(c) if AAC designates any Restricted Subsidiary that is a guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or upon legal defeasance or satisfaction and discharge of the indenture as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge”; and

(d) upon the release or discharge of the guarantee by such Restricted Subsidiary of the Indebtedness that resulted in the obligation to guarantee the notes.

The form of the note guarantee will be attached as an exhibit to the indenture.

Liens

AAC will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) securing Indebtedness, Attributable Debt or trade payables of AAC upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the indenture and the notes are secured on an equal and ratable basis with the Obligations so secured until such time as such Obligations are no longer secured by a Lien.

Limitation on Sale and Leaseback Transactions

AAC will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that AAC or any Restricted Subsidiary may enter into a sale and leaseback transaction if:

(1) AAC or that Restricted Subsidiary, as applicable, could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction under (i) the applicable Fixed Charge Coverage Ratio test of the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” or (ii) clauses (4) or (14) of the definition of Permitted Debt and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption “—Liens;”

(2) the gross cash proceeds of that sale and leaseback transaction are at least equal to the Fair Market Value, as determined in good faith by the Board of Directors of AAC or that Restricted Subsidiary, as applicable, and set forth in an officers’ certificate delivered to the trustee, of the property that is the subject of that sale and leaseback transaction; and

(3) (a) the transfer of assets in that sale and leaseback transaction is permitted by, and AAC or the applicable Restricted Subsidiary applies the proceeds of such transaction in compliance with, the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales” or (b) the proceeds are applied to refinance debt incurred to acquire the asset subject to such sale and leaseback transaction.

Dividend and Other Payment Restrictions Affecting Subsidiaries

AAC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to AAC or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to AAC or any of its Restricted Subsidiaries;

(2) make loans or advances to AAC or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to AAC or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Existing Indebtedness and Credit Facilities as in effect on the date of the indenture (including, without limitation, the American Achievement Corporation Senior Subordinated Notes Indenture, the American Achievement Corporation Senior Subordinated Notes, the guarantees of the American Achievement Corporation Senior Subordinated Notes and the Credit Agreement and the guarantees of the Credit Agreement) and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

(2) the indenture and the notes;

(3) applicable law, rule, regulation or order;

(4) any instrument governing Indebtedness or Capital Stock of a Person acquired by AAC or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5) customary non-assignment provisions in contracts, leases or licenses entered into in the ordinary course of business;

(6) purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(7) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(8) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9) Liens permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” and restrictions in the agreements relating thereto that limit the right of the debtor to dispose of the assets subject to such Liens;

(10) provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into with the approval of AAC’s Board of Directors (or the Board of Directors of American Achievement Corporation in the case of American Achievement Corporation and its Restricted Subsidiaries), which limitation is applicable only to the assets that are the subject of such agreements;

(11) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(12) any encumbrance or restriction in connection with an acquisition of property, so long as such encumbrance or restriction relates solely to the property so acquired and was not created in connection with or in anticipation of such acquisition;

(13) agreements not described in clause (1) in effect on the date of the indenture;

(14) provisions in agreements or instruments which prohibit the payment of dividends or the making of other distributions with respect to any class of Capital Stock of a Person other than on a pro rata basis;

(15) restrictions on the transfer of assets subject to any Lien permitted under the indenture imposed by the holder of such Lien;

(16) restrictions on the transfer of assets imposed under any agreement to sell such assets permitted under the indenture to any Person pending the closing of such sale;

(17) customary provisions in partnership agreements, limited liability company organizational governance documents, joint venture agreements and other similar agreements that restrict the transfer of ownership interests in such partnership, limited liability company, joint venture or similar Person;

(18) restrictions on the ability of any Foreign Subsidiary to make dividends or other distributions resulting from the operation of reasonable financial covenants contained in documentation governing Indebtedness of such Subsidiary permitted to be incurred under the indenture; and

(19) any other Indebtedness, Disqualified Stock or preferred stock of any Restricted Subsidiary of AAC permitted to be incurred or issued, as applicable, subsequent to the date of the indenture pursuant to the provisions of the covenant described under “—Incurrence of Indebtedness and Issuance of Preferred Stock” and, in each case, (A) the provisions relating to such encumbrance or restriction contained in such Indebtedness are no less favorable to AAC, taken as a whole, than the provisions contained in the Credit Agreement as in effect on the date of the indenture or (B) any encumbrance or restriction contained in such Indebtedness does not prohibit (except upon a default or event of default thereunder) the payment of dividends in an amount sufficient to make scheduled payments of cash interest on the notes when due; and

(20) any encumbrances or restrictions imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (19) above; provided that the encumbrances or restrictions in such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, in the good faith judgment of the Board of Directors of AAC (or the Board of Directors of American Achievement Corporation in the case of American Achievement Corporation and its Restricted Subsidiaries), taken as a whole, than the encumbrances or restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Merger, Consolidation or Sale of Assets

AAC will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not AAC is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of AAC and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1) either: (a) AAC is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than AAC) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation, limited liability company or limited partnership organized or existing under the laws of the United States, any state of the United States or the District of Columbia (provided that if such Person is not a corporation, such Person shall be required to cause a subsidiary of such Person that is a corporation to be a co-obligor under the notes);

(2) the Person formed by or surviving any such consolidation or merger (if other than AAC) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of AAC under the notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3) immediately after such transaction, no Default or Event of Default exists; and

(4) AAC or the Person formed by or surviving any such consolidation or merger (if other than AAC), or to which such sale, assignment, transfer, conveyance or other disposition has been made, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, either (a) would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in clause (i) of the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” or (b) would have a Fixed Charge Coverage Ratio greater than the Fixed Charge Coverage Ratio of AAC immediately prior to such transaction.

In addition, AAC will not, directly or indirectly, lease all or substantially all of the properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

This “Merger, Consolidation or Sale of Assets” covenant will not apply to:

(1) a merger of AAC with an Affiliate solely for the purpose of reincorporating AAC in another jurisdiction; or

(2) any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among AAC and its Restricted Subsidiaries.

Transactions with Affiliates

AAC will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of AAC (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is on terms that are no less favorable to AAC or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by AAC or such Restricted Subsidiary with an unrelated Person; and

(2) AAC delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $3.0 million, a resolution of the Board of Directors of AAC (or the Board of Directors of American Achievement Corporation in the case of American Achievement Corporation and its Restricted Subsidiaries) set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of AAC (or the Board of Directors of American Achievement Corporation in the case of American Achievement Corporation and its Restricted Subsidiaries); and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to AAC or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any employment agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by AAC or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto;

(2) transactions between or among AAC and/or its Restricted Subsidiaries;

(3) transactions with a Person (other than an Unrestricted Subsidiary of AAC) that is an Affiliate of AAC solely because AAC owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4) payment of reasonable directors’ fees to Persons who are not otherwise Affiliates of AAC;

(5) any issuance of Equity Interests (other than Disqualified Stock) of AAC to Affiliates of AAC and the granting of registration rights in connection therewith;

(6) Restricted Payments that do not violate the provisions of the indenture described above under the caption “—Restricted Payments;”

(7) Permitted Investments;

(8) any transaction pursuant to any agreement in existence on the date of the indenture or any amendment or replacement thereof that, taken in its entirety, is no less favorable to AAC than the agreement as in effect on the date of the indenture;

(9) the payment of indemnities provided for by AAC’s charter, by-laws and written agreements and reasonable fees to directors of AAC, Parent and the Restricted Subsidiaries who are not employees of AAC, Parent or the Restricted Subsidiaries; and

(10) loans or advances to employees of AAC and its Restricted Subsidiaries in the ordinary course of business not to exceed $500,000 in the aggregate at any one time outstanding.

Notwithstanding the foregoing provisions of this covenant, if and to the extent any action by American Achievement Corporation or any Restricted Subsidiary (as defined in the American Achievement Corporation Senior Subordinated Notes Indenture, as in effect on the date hereof) of American Achievement Corporation is not deemed to be an Affiliate Transaction (as defined in the American Achievement Corporation Senior Subordinated Notes Indenture) under the American Achievement Corporation Senior Subordinated Notes Indenture, such action by American Achievement Corporation or such Restricted Subsidiary, as the case may be, shall not be deemed to be an Affiliate Transaction hereunder and, therefore, will not be subject to the provisions of this covenant.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of AAC may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by AAC and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will be treated as a Restricted Payment under the covenant described above under the caption “—Restricted Payments” or a Permitted Investment under one or more clauses of the definition of Permitted Investments, as determined by

AAC. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of AAC may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Any designation of a Subsidiary of AAC as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of AAC as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” AAC will be in default of such covenant.

The Board of Directors of AAC may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of AAC; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of AAC of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

Payments for Consent

AAC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Business Activities

AAC will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to AAC and its Restricted Subsidiaries taken as a whole.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, AAC will furnish to the holders of notes or cause the trustee to furnish to the holders of notes, within the time periods specified in the SEC’s rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if AAC were required to file reports on such forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to annual information only, a report on the annual financial statements by AAC’s certified independent accountants; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if AAC were required to file such reports.

Whether or not required by the SEC, AAC will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and, upon the effectiveness of the Exchange Offer Registration Statement or the Shelf Registration Statement, if any, will post the reports on its website within those time periods.

AAC will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept AAC’s filings for any reason, AAC will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if AAC were required to file those reports with the SEC.

If AAC has designated any of its Subsidiaries (other than Immaterial Subsidiaries) as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of AAC and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of AAC.

In addition, for so long as any notes remain outstanding, AAC will furnish to the holders of notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Each of the following is an “Event of Default”:

(1) default for 30 days in the payment when due of interest on, or Special Interest, if any, with respect to, the notes;

(2) default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on the notes;

(3) failure by AAC or any of its Restricted Subsidiaries to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Change of Control,” “—Repurchase at the Option of Holders—Asset Sales,” or “—Certain Covenants—Merger, Consolidation or Sale of Assets;”

(4) failure by AAC or any of its Restricted Subsidiaries for 60 days after notice to AAC by the trustee or the holders of at least 25% in aggregate principal amount at maturity of the notes then outstanding voting as a single class to comply with any of the other agreements in the indenture;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by AAC or any of its Restricted Subsidiaries (or the payment of which is guaranteed by AAC or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

(a) is caused by a failure to pay any such Indebtedness at its stated final maturity (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its stated final maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

(6) failure by AAC or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; and

(7) certain events of bankruptcy or insolvency described in the indenture with respect to AAC or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to AAC, any Restricted Subsidiary of AAC that is a Significant Subsidiary or any group of Restricted Subsidiaries of AAC that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount at maturity of the then outstanding notes may declare all the notes to be due and payable immediately.

Subject to certain limitations, holders of a majority in aggregate principal amount at maturity of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium or Special Interest, if any.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest or Special Interest, if any, when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

(1) such holder has previously given the trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in aggregate principal amount at maturity of the then outstanding notes have requested the trustee to pursue the remedy;

(3) such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

(4) the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) holders of a majority in aggregate principal amount at maturity of the then outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount at maturity of the then outstanding notes by notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium or Special Interest, if any, on, or the principal of, the notes.

AAC is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, AAC is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

The indenture provides that no director, officer, employee, incorporator or stockholder of AAC, as such, will have any liability for any obligations of AAC under the notes, the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. The indenture provides that each holder of notes by accepting a note waives and releases all such liability. The indenture provides that the waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

AAC may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an officers’ certificate, elect to have all of its obligations discharged with respect to the outstanding notes (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Special Interest, if any, on, such notes when such payments are due from the trust referred to below;

(2) AAC’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and AAC’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the indenture.

In addition, AAC may, at its option and at any time, elect to have the obligations of AAC released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default and Remedies” and “—Certain Covenants—Merger, Consolidation or Sale of Assets” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) AAC must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, or interest and premium and Special Interest, if any, on, the outstanding notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and AAC must specify whether the notes are being defeased to such stated date for payment or to a particular redemption date;

(2) in the case of Legal Defeasance, AAC must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) AAC has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, AAC must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any Credit Facility or other material instrument to which AAC is a party or by which AAC is bound;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which AAC or any of its Subsidiaries is a party or by which AAC or any of its Subsidiaries is bound;

(6) AAC must deliver to the trustee an officers’ certificate stating that the deposit was not made by AAC with the intent of defeating, hindering, delaying or defrauding any creditors of AAC or others; and

(7) AAC must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount at maturity of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in aggregate principal amount at maturity of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

(1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest, including default interest, on any note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Special Interest, if any, on, the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount at maturity of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than that stated in the notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or Special Interest, if any, on, the notes;

(7) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”);

(8) release any guarantor from any of its obligations under its guarantee or the indenture, except in accordance with the terms of the indenture; or

(9) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of notes, AAC and the trustee may amend or supplement the indenture or the notes:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of AAC’s obligations to holders of notes in the case of a merger or consolidation or sale of all or substantially all of AAC’s assets;

(4) to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5) to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6) to conform the text of the indenture or the notes to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended to be a verbatim recitation of a provision of the indenture or the notes;

(7) to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture as of the date of the indenture; or

(8) to add guarantees with respect to the notes as required or permitted by the indenture.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to AAC, have been delivered to the trustee for cancellation; or

(b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and AAC has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Special Interest, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other material instrument to which AAC is a party or by which AAC is bound;

(3) AAC has paid or caused to be paid all sums payable by it under the indenture; and

(4) AAC has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

In addition, AAC must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of AAC, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in aggregate principal amount at maturity of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture and registration rights agreement without charge by writing to AAC Group Holding Corp. c/o American Achievement Corporation, 7211 Circle S Road, Austin, TX 78745, Attention: Chief Financial Officer.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

“Accreted Value” means, as of any date of determination prior to October 1, 2008, the sum of (a) the initial offering price of each note and (b) that portion of the excess of the principal amount at maturity of each note over such initial offering price as shall have been accreted thereon through such date, such amount to be so accreted on a daily basis at the rate of 10.25% per annum of the initial offering price of the notes, compounded semi-annually on each April 1 and October 1 from the date of issuance of the notes through the date of determination.

“American Achievement Corporation” means American Achievement Corporation, a Delaware corporation, and its successors and assigns.

“American Achievement Corporation Senior Subordinated Notes” means American Achievement Corporation’s 8.25% Senior Notes due 2012 issued pursuant to the American Achievement Corporation Senior Subordinated Notes Indenture.

“American Achievement Corporation Senior Subordinated Notes Indenture” means the indenture, dated as of March 25, 2004, among American Achievement Corporation, the guarantors party thereto and The Bank of New York, as trustee, relating to the American Achievement Corporation Senior Subordinated Notes.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of AAC and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Equity Interests in any of AAC’s Restricted Subsidiaries or the sale of Equity Interests in any of its Restricted Subsidiaries (other than directors’ qualifying shares).

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $2.0 million;

(2) a transfer of assets between or among AAC and its Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary of AAC to AAC or to a Restricted Subsidiary of AAC;

(4) the sale, licensing or lease of inventory, products, intellectual property services or accounts receivable in the ordinary course of business and any sale or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business;

(5) the sale or other disposition of cash or Cash Equivalents; and

(6) a Restricted Payment that does not violate the covenant described above under the caption “—Certain Covenants—Restricted Payments” or a Permitted Investment.

“Asset Sale Offer” has the meaning assigned to that term in the indenture governing the notes.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP; provided, however, that if such sale and leaseback transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than twelve months from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding twelve months and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having one of the two highest ratings obtainable from Moody’s or S&P, in each case, maturing within twelve months after the date of acquisition; and

(6) money market funds, substantially all of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of AAC and its Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d) of the Exchange Act) other than a Principal or a Related Party of a Principal;

(2) the adoption of a plan relating to the liquidation or dissolution of AAC;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any “person” (as defined above), other than the Principals and their Related Parties or a Permitted Group, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of AAC, measured by voting power rather than number of shares; or

(4) after an initial public offering of AAC or any direct or indirect parent of AAC, the first day on which a majority of the members of the Board of Directors of AAC are not Continuing Directors.

(5) the failure at any time by AAC to beneficially own (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, (A) 100% of the Voting Stock of Holdings (except to the extent Holdings is merged with and into AAC or American Achievement Corporation in accordance with the terms of the indenture) or (B) 100% of the Voting Stock of American Achievement Corporation (except to the extent American Achievement Corporation is merged with and into AAC or Holdings in accordance with the terms of the indenture).

“Change of Control Offer” has the meaning assigned to that term in the indenture governing the notes.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) taxes paid and provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such taxes or provision for taxes was deducted in computing such Consolidated Net Income; plus

(3) the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(4) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(5) any non-recurring fees, charges or other expenses made or incurred in connection with the Transactions referred to in this prospectus under the heading “Company History” within 90 days of March 25, 2004 and in connection with the issuance of the notes and the repurchase of capital stock described under the heading “Use of Proceeds” that were deducted in computing Consolidated Net Income; minus

(6) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue or the reversal of reserves in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person (and if such Net Income is a loss it will be included only to the extent that such loss has been funded with cash by the specified Person or a Restricted Subsidiary of the specified Person);

(2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement (other than Credit Facilities whose sole restriction on such declaration or payment occurs only upon the occurrence of or during the existence or continuance of a default or event of default), instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders unless such restriction or limitation is permitted by the covenant described under “—Certain Covenants—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries;”

(3) the cumulative effect of a change in accounting principles will be excluded; and

(4) notwithstanding clause (1) above, the Net Income of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of AAC who:

(1) was a member of such Board of Directors on the date of the indenture; or

(2) was nominated for election or elected to such Board of Directors by the Principals or a Related Party of the Principals or with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Credit Agreement” means that certain credit agreement, dated as of March 25, 2004 by and among AAC Acquisition Corp., Holdings, certain of American Achievement Corporation’s subsidiaries, as guarantors, Goldman Sachs Credit Partners L.P., as joint lead arranger, joint bookrunner, documentation agent and administrative agent, Deutsche Bank Securities Inc., as joint lead arranger and joint bookrunner, Deutsche Bank A.G., Cayman Islands Branch, as syndication agent, and the lenders party thereto, providing for up to $195.0 million of revolving credit and term loan borrowings, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, supplemented, restated, modified, renewed, refunded, restructured, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case, with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, supplemented, restated, modified, renewed, refunded, restructured, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require AAC to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that AAC may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that AAC and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Domestic Subsidiary” means any Restricted Subsidiary of AAC that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of AAC.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means an offering or sale of Equity Interests (other than Disqualified Stock) of AAC (whether offered or sold independently or as part of an offering or sale of units).

“Existing Indebtedness” means Indebtedness of AAC and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the indenture, including without limitation the American Achievement Corporation Senior Subordinated Notes, until such amounts are repaid.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, and, in the case of any transaction involving aggregate consideration in excess of $10.0 million, as determined in good faith by the Board of Directors of AAC (unless otherwise provided in the indenture).

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect (in accordance with Regulation S-X under the Securities Act) as if they had occurred on the first day of the four-quarter reference period;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4) any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5) any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

(6) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness).

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates (but excluding the amortization of original issue discount and the payment or accrual of non-cash interest relating to the notes); plus

(2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such guarantee or Lien is called upon; plus

(4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of AAC (other than Disqualified Stock) or to AAC or a Restricted Subsidiary of AAC, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP.

“Foreign Subsidiary” means any Restricted Subsidiary of AAC that is not a Domestic Subsidiary.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, as of March 25, 2004.

“guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2) other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

“Holdings” means AAC Holding Corp., a Delaware corporation.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations or Attributable Debt in respect of sale and leaseback transactions;

(5) representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed, except any such balance that constitutes an accrued expense or trade payable; or

(6) representing any Hedging Obligations or obligations under precious metal consignment agreements,

if and to the extent any of the preceding items (other than letters of credit, Attributable Debt and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the guarantee by the specified Person of any Indebtedness of any other Person.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If AAC or any Subsidiary of AAC sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of AAC such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of AAC, AAC will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of AAC’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by AAC or any Subsidiary of AAC of a Person that holds an Investment in a third Person will be deemed to be an Investment by AAC or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Moody’s” means Moody’s Investors Service, Inc.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

“Net Proceeds” means the aggregate cash proceeds received by AAC or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness, other than secured Indebtedness of AAC under a Credit Facility or any Indebtedness of Holdings or any of its Restricted Subsidiaries, secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither AAC nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the notes) of AAC or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of AAC or any of its Restricted Subsidiaries.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Parent” means any direct or indirect parent company of AAC.

“Permitted Business” means any business conducted by American Achievement Corporation and its Restricted Subsidiaries on the date of the indenture and any business reasonably related, ancillary or complimentary to, or reasonable extensions of, the business of American Achievement Corporation or any of its Restricted Subsidiaries on the date of the indenture.

“Permitted Group” means any group of investors that is deemed to be a “person” (as that term is used in Section 13(d)(3) of the Exchange Act), by virtue of the Stockholders Agreement, as the same may be amended, modified or supplemented from time to time; provided that no single Person (other than the Principals and their Related Parties) Beneficially Owns (together with its Affiliates) more of the Voting Stock of AAC that is Beneficially Owned by such group of investors than is then collectively Beneficially Owned by the Principals and their Related Parties in the aggregate.

“Permitted Investments” means:

(1) any Investment in AAC or in a Restricted Subsidiary of AAC;

(2) any Investment in Cash Equivalents;

(3) any Investment by AAC or any Restricted Subsidiary of AAC in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of AAC; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, AAC or a Restricted Subsidiary of AAC;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales;”

(5) any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of AAC;

(6) any Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of AAC or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes with Persons who are not Affiliates;

(7) Investments represented by Hedging Obligations;

(8) loans or advances to directors, officers and employees of AAC and its Restricted Subsidiaries (a) made in the ordinary course of business of AAC or any Restricted Subsidiary of AAC in an aggregate principal amount not to exceed $500,000 at any one time outstanding, less the aggregate principal amount of all loans and advances made since March 25, 2004 through the date of the indenture pursuant to clause (8) of the definition of “Permitted Investments” in the American Achievement Corporation Senior Subordinated Notes Indenture to the extent such loans or advances remain outstanding or (b) to finance the purchase by such person of Capital Stock of AAC or any of its Restricted Subsidiaries; provided that the aggregate amount of loans or advances made pursuant to clause (b) shall not exceed $250,000 in any twelve-month period;

(9) receivables owing to AAC or any Restricted Subsidiary, if created or acquired in the ordinary course of business;

(10) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(11) guarantees otherwise permitted by the terms of the indenture;

(12) Investments existing on the date of the indenture;

(13) repurchases of the notes; and

(14) other Investments in any Person other than an Affiliate (other than such Persons that are Affiliates of AAC solely by virtue of AAC’s Investments in such Persons) of AAC having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (14) that are at the time outstanding not to exceed $10.0 million, less the aggregate Fair Market Value of all Investments made since March 25, 2004 through the date of the indenture pursuant to clause (14) of the definition of “Permitted Investments” in the American Achievement Corporation Senior Subordinated Notes Indenture to the extent such Investments remain outstanding.

“Permitted Liens” means:

(1) Liens on assets of AAC securing Indebtedness and other Obligations incurred pursuant to either clause (1) or (14) of the second paragraph of, or Credit Facilities of Restricted Subsidiaries of AAC guaranteed by AAC and otherwise permitted by, the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” and/or securing Hedging Obligations related thereto;

(2) Liens in favor of AAC or its Restricted Subsidiaries;

(3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with AAC or any Subsidiary of AAC; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with AAC or the Subsidiary;

(4) Liens on property (including Capital Stock) existing at the time of acquisition of the property by AAC or any Subsidiary of AAC; provided that such Liens were in existence prior to, such acquisition, and not incurred in contemplation of, such acquisition;

(5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the definition of Permitted Debt covering only the assets acquired with or financed by such Indebtedness;

(7) Liens existing on the date of the indenture;

(8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9) Liens imposed by law, such as carriers’, warehousemen’s, landlord’s and mechanics’ Liens, in each case, incurred in the ordinary course of business;

(10) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(11) Liens created for the benefit of (or to secure) the notes;

(12) Liens arising by reward of any judgment, decree or order of any court but not giving rise to an Event of Default so long as such Liens are adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(13) Liens upon specific items of inventory or other goods and proceeds of AAC or any of its Restricted Subsidiaries securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(14) Liens securing Hedging Obligations incurred pursuant to clause (8) of the definition of “Permitted Debt;”

(15) Liens on the assets of Foreign Subsidiaries securing Indebtedness permitted to be incurred under the indenture;

(16) any provision for the retention of title to an asset by the vendor or transferor of such asset which asset is acquired by AAC or any Restricted Subsidiary of AAC in a transaction entered into in the ordinary course of business of AAC or such Restricted Subsidiary;

(17) Liens incurred in the ordinary course of business of AAC or any Restricted Subsidiary of AAC securing obligations under precious metals consignment agreements;

(18) any extension, renewal or replacement, in whole or in part, of any Lien described in clauses (3), (4), (6) or (7) of the definition of “Permitted Liens”; provided that any such extension, renewal or replacement is no more restrictive in any material respect that the Lien so extended, renewed or replaced and does not extend to any additional property or assets;

(19) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:

(a) the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(b) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge; and

(20) Liens incurred in the ordinary course of business of AAC or any Subsidiary of AAC with respect to obligations that do not exceed $5.0 million at any one time outstanding.

“Permitted Payments to Parent” means, without duplication as to amounts:

(1) payments to the Parent to permit the Parent to pay reasonable accounting, legal and administrative expenses of the Parent when due, in an aggregate amount not to exceed $250,000 per annum; and

(2) for so long as AAC is a member of a group filing a consolidated, combined or unitary tax return with the Parent, payments to the Parent in respect of an allocable portion of the tax liabilities of such group that is attributable to AAC and its Subsidiaries (“Tax Payments”). The Tax Payments shall not exceed the lesser of (i) the amount of the relevant tax (including any penalties and interest) that AAC would owe if AAC were filing a separate tax return (or a separate consolidated or combined return with its Subsidiaries that are members of the consolidated or combined group), taking into account any carryovers and carrybacks of tax attributes (such as net operating losses) of AAC and such Subsidiaries from other taxable years and (ii) the net amount of the relevant tax that the Parent actually owes to the appropriate taxing authority. Any Tax Payments received from AAC shall be paid over to the appropriate taxing authority within 60 days of the Parent’s receipt of such Tax Payments or refunded to AAC.

“Permitted Refinancing Indebtedness” means any Indebtedness of AAC or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of AAC or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

(3) if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4) such Indebtedness is incurred either by AAC or by the Restricted Subsidiary who is the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Principals” means Fenway Partners, Inc.

“Related Party” means:

(1) any controlling stockholder, 80% (or more) owned Subsidiary, or immediate family member (in the case of an individual) of any Principal; or

(2) any trust, corporation, partnership, limited liability company or other entity, the beneficiaries, stockholders, partners, members, owners or Persons beneficially holding an 80% or more controlling interest of which consist of any one or more Principals and/or such other Persons referred to in the immediately preceding clause (1).

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Group.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on March 25, 2004.

“Special Interest” means all special interest then owing pursuant to the registration rights agreement.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of March 25, 2004, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Stockholders Agreement” means that certain stockholders agreement, dated as of March 25, 2004, by and among Holdings and certain of Holdings’ stockholders, as the same may be amended, modified or supplemented from time to time.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Unrestricted Subsidiary” means any Subsidiary of AAC that is designated by the Board of Directors of AAC as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) except as permitted by the covenant described above under the caption “—Certain Covenants—Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with AAC or any Restricted Subsidiary of AAC unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to AAC or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of AAC;

(3) is a Person with respect to which neither AAC nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of AAC or any of its Restricted Subsidiaries.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

The following summary discusses the material U.S. federal income and, with respect to non-U.S. holders only, estate tax considerations relating to the purchase, ownership and disposition of the exchange notes. Except where noted, this summary deals only with exchange notes held as capital assets and assumes that you acquire the exchange notes pursuant to the exchange offer. Additionally, this summary does not deal with special situations.

For example, the summary does not address:

•	tax consequences to holders who may be subject to special tax treatment, including but not limited to dealers or traders in securities or currencies, financial institutions, tax-exempt entities, partnerships or other pass-through entities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, U.S. expatriates or insurance companies;

•	tax consequences to persons holding exchange notes as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

•	tax consequences to U.S. holders (as defined below) of exchange notes whose “functional currency” is not the U.S. dollar;

•	alternative minimum tax consequences, if any; or

•	any state, local or foreign tax consequences.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.

If a partnership (including an entity taxable as a partnership) holds our exchange notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership (or an interest holder in any other pass-through entity) holding our exchange notes, you should consult your tax advisor.

In certain circumstances, we may be obligated to pay you amounts in excess of the stated interest and principal payable on the exchange notes. The obligation to make such payments may implicate the provisions of Treasury regulations relating to “contingent payment debt instruments.” If the exchange notes were deemed to be contingent payment debt instruments, holders might, among other things, be required to treat any gain recognized on the sale or other disposition of an exchange note as ordinary income rather than as capital gain, and the timing and amount of income inclusion may be different from the consequences discussed herein. We intend to take the position that the likelihood that such payments will be made is remote and/or that such payments are incidental and therefore the exchange notes are not subject to the rules governing contingent payment debt instruments. This determination will be binding on a holder unless such holder explicitly discloses on a statement attached to such holder’s timely filed U.S. Federal income tax return for the taxable year that includes the acquisition date of the note that such holder’s determination is different. It is possible, however, that the IRS may take a contrary position from that described above, in which case the tax consequences to a holder could differ materially and adversely from those described below. The remainder of this disclosure assumes that the notes will not be treated as contingent payment debt instruments. If you are considering the purchase of notes, you should consult your own tax advisors concerning the U.S. federal income and estate tax consequences to you and any consequences arising under the laws of any state, local, foreign or other taxing jurisdiction.

Certain Tax Consequences to the Company

The exchange notes are considered “applicable high yield discount obligations.” As a result, we will not be allowed to take a deduction for interest (including OID, as described below) accrued on the notes for U.S. federal income tax purposes until such time as we actually pay such interest (including OID) in cash or in other property (other than certain debt or equity).

Moreover, if the yield-to-maturity on the exchange notes exceeds the sum of (x) the applicable federal rate, or AFR, and (y) 6 percentage points (such excess shall be referred to hereinafter as the “disqualified yield”), the deduction for interest (including OID) accrued on the exchange notes will be permanently disallowed (regardless of whether we actually pay such interest or OID) for U.S. federal income tax purposes to the extent such interest or OID is attributable to the disqualified yield on the exchange notes (“dividend-equivalent interest”).

Consequences to United States Holders

The following is a summary of the material U.S. federal income tax consequences that will apply to you if you are a U.S. holder of exchange notes. Certain consequences to “non-U.S. holders” of exchange notes are described under “—Consequences to Non-U.S. Holders” below. A “U.S. holder” is a beneficial owner of an exchange note that is for U.S. federal income tax purposes:

•	an individual that is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its sources; or

•	a trust if (1) it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Original Issue Discount

The exchange notes were issued with original issue discount, or OID, in an amount equal to the difference between their “stated redemption price at maturity” (the sum of all amounts payable on the exchange notes including the stated interest) and their “issue price.” The “issue price” of the exchange notes is the first price at which a substantial amount of the outstanding notes were sold for cash (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers).

You should be aware that you must include OID in gross income in advance of the receipt of cash attributable to that income irrespective of your method of tax accounting. However, you generally will not be required to include separately in income cash payments received on the exchange notes, even if denominated as interest, to the extent such payments constitute payments of previously accrued OID.

If a U.S. holder is an initial purchaser of an outstanding note, the amount of OID includible in gross income by the U.S. holder is the sum of the “daily portions” of OID with respect to the outstanding note and related exchange note for each day during the taxable year or portion of the taxable year in which such U.S. holder held such note (“accrued OID”). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. The “accrual period” may be of any length and may vary in length over the term of the exchange note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period with respect to an exchange note is an amount equal to the product of the exchange note’s “adjusted issue price” at the beginning of such accrual period and its yield to maturity (determined on a constant yield method, compounded at the close of each accrual period and properly adjusted for the length of the accrual period). OID allocable to the final accrual period is the difference between the amount payable at maturity and the adjusted issue price at the beginning of the final accrual period. The “adjusted issue price” of a note at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period and reduced by any payments previously made on such note. We are required to provide information returns stating the amount of OID accrued on notes held of record by persons other than corporations and other exempt holders.

If you purchased outstanding notes subsequently to the initial offering for an amount that is in excess of the adjusted issue price of such notes as of the purchase date, but less than or equal to the face value of such notes, you will have purchased the related exchange notes at an acquisition premium. In that case, the amount of OlD which you must include in your gross income for any taxable year (or portion thereof), will be reduced (but not below zero) by the portion of the acquisition premium allocated to the period.

Market Discount and Bond Premium

If you have purchased outstanding notes for an amount less then their adjusted issue price, the difference is treated as market discount. Subject to a de minimis exception, gain realized on the maturity, sale, exchange or retirement of a market discount note will be treated as ordinary income to the extent of any accrued market discount not previously recognized (including, in the case of an exchange note, any market discount accrued on the related outstanding note). You may elect to include market discount in income currently as it accrues, on either a ratable or constant yield method. In that case, your tax basis in your exchange notes will increase by such income inclusions. An election to include market discount in income currently, once made, will apply to all market discount obligations acquired by you during the taxable year of the election and thereafter, and may not be revoked without consent of the IRS. If you do not make such an election, in general, all or a portion of your interest expense on any indebtedness incurred or continued in order to purchase or carry exchange notes may be deferred until the maturity of the exchange notes, or certain earlier dispositions. Unless you elect to accrue market discount under a constant yield method, any market discount will accrue ratably during the period from the date of acquisition of the related outstanding note to its maturity date.

If you have purchased outstanding notes for an amount greater than their face value, you will have purchased the related exchange notes with amortizable bond premium. You generally may elect to amortize that premium from the purchase date to the maturity date of the exchange notes under the constant yield method. Amortizable premium generally may be deducted against interest income on such exchange notes and generally may not be deducted against other income. Your basis in an exchange note will be reduced by any premium amortization deductions. An election to amortize premium on a constant yield method, once made, generally applies to all debt obligations held or subsequently acquired by you during the taxable year of the election and thereafter, and may not be revoked without IRS consent.

You are urged to consult your own tax advisor regarding the market discount and bond premium rules.

Applicable High Yield Discount Obligations

For purposes of the dividends-received deduction, the dividend-equivalent interest, as defined above under “Certain Tax Consequences to the Company”, will be treated as a dividend to the extent it is deemed to have been paid out of corporate current or accumulated earnings and profits. Accordingly, if you are a corporation, you may be entitled, subject to applicable limitations, to take a dividends received deduction with respect to dividend-equivalent interest received by you on such exchange note.

Sale, Exchange and Retirement of Notes

You will generally recognize gain or loss upon the sale, exchange, retirement or other taxable disposition of an exchange note (other than pursuant to the exchange offer as described below, or in a tax-free transaction) equal to the difference between the amount realized upon the sale, exchange, retirement or other disposition and your adjusted tax basis in the exchange note. Your adjusted tax basis in an exchange note will generally be equal to the amount paid for the outstanding note, increased by the amount of OID previously included in income (and accrued market discount, if any, if you have elected to include such market discount in income) and decreased by any amortizable premium you have applied to reduce interest on an outstanding note and the amount of any cash payments received with respect to the exchange note. Generally, such gain or loss will be capital gain or loss. If you are an individual or, in some cases, a noncorporate taxpayer and have held the exchange notes for more than one year, such capital gain will generally be eligible for reduced rates of taxation. The deductibility of net capital losses is subject to limitations.

Exchange Offer

The exchange of the outstanding notes for exchange notes will not be a taxable event to U.S. holders for federal income tax purposes. Instead, the holding period of the exchange notes received will include the holding period of the outstanding notes exchanged therefor and the adjusted tax basis of the notes received should be the same as the adjusted tax basis of the exchange notes exchanged therefor immediately before the exchange.

Information Reporting and Backup Withholding

If you hold your exchange notes through a broker or other securities intermediary, the intermediary must provide information to the IRS and to you on IRS Form 1099 concerning interest (including OID) or disposition proceeds on the exchange notes, unless an exemption applies. Similarly, unless an exemption applies, you must provide the intermediary or us with your Taxpayer Identification Number (“TIN”), which, if you are an individual, is generally your social security number. You are also required to comply with other IRS requirements, including a certification that you are not subject to backup withholding and that you are a U.S. person. If you are subject to these requirements but do not comply, we or the intermediary must withhold, under the backup withholding rules, a percentage of all amounts payable to you on the notes, including principal payments. Under current law, this percentage will be 28% through 2010, and 31% thereafter. Backup withholding may also apply if we are notified by the IRS that such withholding is required or that the TIN you provided is incorrect. Backup withholding is not an additional tax. You may use the withheld amounts, if any, as a credit against your federal income tax liability (or may claim a refund as long as you timely provide certain information to the IRS). All individuals are subject to these requirements. Some non-individual holders, including all corporations, tax-exempt organizations and individual retirement accounts, are exempt from these requirements.

Consequences to Non-U.S. Holders

The following is a summary of the material U.S. federal income and estate tax consequences that will apply to you if you are a non-U.S. holder of exchange notes. The term “non-U.S. holder” means a beneficial owner of an exchange note that is a nonresident alien or a corporation, trust or estate that is, in each case, not a U.S. holder. Special rules may apply to non-U.S. holders subject to special tax treatment including but not limited to controlled foreign corporations and passive foreign investment companies. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

U.S. Federal Withholding Tax

U.S. federal withholding tax will not apply to any payment to you of principal or interest (including OID) on a note under the “portfolio interest rule,” provided that:

•	interest paid on the exchange note is not effectively connected with your conduct of a trade or business in the United States;

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not a controlled foreign corporation that is related to us (actually or constructively) through stock ownership;

•	you are not a bank receiving interest on an exchange note on an extension of credit made pursuant to a loan arrangement entered into in the ordinary course of your trade or business; and

•	you provide to us or our paying agent your name and address, and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on an IRS Form W-8BEN (or successor form)). If you hold the exchange notes through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent who will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. Special rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

If you cannot satisfy the requirements described above, payments of interest (including OID) will be subject to a 30% U.S. federal withholding tax, unless you provide us with a properly completed and executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the exchange note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States. If you have purchased exchange notes with acquisition premium, please see your tax advisor regarding the application of the acquisition premium rules.

Sale, Exchange or Retirement of Notes

Subject to the discussion below concerning effectively connected income and backup withholding, you will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, redemption, retirement or other taxable disposition of the exchange notes unless you are an individual, you are present in the United States for at least 183 days during the year in which you dispose of the exchange notes, and other conditions are satisfied. The exchange of the outstanding notes for the exchange notes will not constitute a taxable exchange.

U.S. Trade or Business

If you are engaged in a trade or business in the United States and your investment in the notes is effectively connected with the conduct of that trade or business then you will be subject to U.S. federal income tax on interest (including OID) and gain with respect to the exchange notes on a net income basis (although you will be exempt from the 30% withholding tax on interest (including OID), provided the certification requirements on IRS Form W-8ECI (or successor form) as discussed above in “—U.S. Federal Withholding Tax” are satisfied) in the same manner as if you were a U.S. holder, unless an applicable income tax treaty provides otherwise. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of such amount, subject to adjustments.

Information Reporting and Backup Withholding

U.S. rules concerning information reporting and backup withholding applicable to a non-U.S. holder provide that interest (including OID) you receive will be automatically exempt from the usual backup withholding rules if such payments are subject to the 30% withholding tax on interest or if they are exempt from that tax by application of a tax treaty or the “portfolio interest rule” or because they are effectively connected with your conduct of a United States trade or business and you have provided us with a properly completed and executed IRS Form W-8ECI. Information reporting may still apply to payments of interest (on Form 1042-S) even if certification is provided and the interest is exempt from the 30% withholding tax. Payments of principal on your exchange notes and disposition proceeds received by you on a disposition of your exchange notes through a broker may be subject to information reporting and/or backup withholding if you are not eligible for an exemption, or do not provide the certification described above. Information reporting and backup withholding may apply if you use the U.S. office of a broker, and information reporting (but generally not backup withholding) may apply if you use the foreign office of a broker that has certain connections to the U.S. We suggest that you consult your tax advisors concerning the application of information reporting and backup withholding rules.

U.S. Federal Estate Tax

Your estate will not be subject to U.S. federal estate tax on exchange notes beneficially owned by you at the time of your death, provided that (i) for estate tax purposes you are not a citizen or resident of the United States, (ii) any payment to you on the exchange notes would be eligible for exemption from the 30% withholding tax under the “portfolio interest rule” described above under “—U.S. Federal Withholding Tax” and (iii) at the time of death, payments with respect to such exchange notes would not have been effectively connected with the conduct by you of a trade or business in the United States. In addition, the U.S. federal estate tax may not apply with respect to such note under the terms of an applicable estate tax treaty.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resales.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The initial purchaser of the outstanding notes has advised us that following completion of the exchange offer it intends to make a market in the exchange notes to be issued in the exchange offer; however, the initial purchaser are under no obligation to do so and any market activities with respect to the exchange notes may be discontinued at any time.

LEGAL MATTERS

The validity and enforceability of the exchange notes will be passed upon for the company by Ropes & Gray LLP, Boston, Massachusetts.

EXPERTS

The consolidated financial statements of American Achievement Corporation and subsidiaries as of and for the period from March 26, 2004 to August 28, 2004, the period from August 31, 2003 to March 25, 2004, and the years ended August 30, 2003 and August 31, 2002 included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere in the registration statement (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph relating to the restatement of the Company’s segments) and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to the issuance of the exchange notes. This prospectus, which is included in the registration statement, does not contain all of the information included in the registration statement. Certain parts of this registration statement are omitted in accordance with the rules and regulations of the SEC. For further information about us and the exchange notes, we refer you to the registration statement. You should be aware of the statements made in this prospectus as to the contents of any agreement or other document filed as an exhibit to the registration statement are not complete. Although we believe that we have summarized the material terms of these documents in the prospectus, these statements are qualified in their entirety by reference to the full and complete text of the related documents.

We have agreed that, whether or not we are required to do so by the SEC, for so long as any of the exchange notes remain outstanding, we will furnish to the holders of the notes (if not filed with the SEC) or we will file with the SEC, within the time periods specified in the rules and regulations of the SEC:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q/A and 10-K/A if we were required to file these forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and, with respect to the annual information only, a report thereon by our certified independent accountants; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if we were required to file these reports.

Any reports or documents we file with the SEC, including the registration statement, may be inspected and copied at the Public Reference Section of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these reports or other documents may be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at (800) 732-0330. In addition, the SEC maintains a web site that contains reports and other information that is filed through the SEC’s Electronic Data Gathering Analysis and Retrieval System. The web site can be accessed at http://www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Audited Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of August 28, 2004 (Successor) and August 30, 2003 (Predecessor)	F-3

Consolidated Statements of Operations for the Period March 26, 2004 to August 28, 2004 (Successor), for the Period August 31, 2003 to March 25, 2004 (Predecessor), for the Fiscal Year ended August 30, 2003 (Predecessor) and the Fiscal Year ended August 31, 2002 (Predecessor)

F-4

Consolidated Statements of Cash Flows for the Period March 26, 2004 to August 28, 2004 (Successor), for the Period August 31, 2003 to March 25, 2004 (Predecessor), for the Fiscal Year ended August 30, 2003 (Predecessor) and the Fiscal Year ended August 31, 2002 (Predecessor)

F-5

Consolidated Statements of Stockholders’ Equity for the Period March 26, 2004 to August 28, 2004 (Successor), for the Period August 31, 2003 to March 25, 2004 (Predecessor), for the Fiscal Year ended August 30, 2003 (Predecessor) and the Fiscal Year ended August 31, 2002 (Predecessor)

F-6

Notes to Consolidated Financial Statements	F-7

Unaudited Financial Statements

Condensed Consolidated Balance Sheets (unaudited)—As of May 28, 2005 (Successor)	F-37

Condensed Consolidated Statements of Operations (unaudited)—For the Three Months Ended May 28, 2005 (Successor) and for the Period March 26, 2004 to May 29, 2004 (Successor) and the Period February 29, 2004 to March 25, 2004 (Predecessor)

F-38

Condensed Consolidated Statements of Operations (unaudited)—For the Nine Months Ended May 28, 2005 (Successor) and for the Period March 26, 2004 to May 29, 2004 (Successor) and the Period August 31, 2003 to March 25, 2004 (Predecessor)

F-39

Condensed Consolidated Statements of Cash Flows (unaudited)—For the Nine Months Ended May 28, 2005 (Successor) and for the Period March 26, 2004 to May 29, 2004 (Successor) and the Period August 31, 2003 to March 25, 2004 (Predecessor)

F-40

Condensed Consolidated Statements of Stockholders’ Equity (unaudited)—For the Nine Months Ended May 28, 2005 (Successor)	F-41

Notes to Condensed Consolidated Financial Statements (unaudited)	F-42

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

American Achievement Corporation

We have audited the accompanying consolidated balance sheets of American Achievement Corporation and subsidiaries (the “Company”) as of August 28, 2004 (Successor) and August 30, 2003 (Predecessor) and the related consolidated statements of operations, stockholders’ equity, and cash flows for the period from March 26, 2004 to August 28, 2004 (Successor, five months), from August 31, 2003 to March 25, 2004 (Predecessor, seven months) and for each of the two fiscal years in the period ended August 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of August 28, 2004 and August 30, 2003, and the results of its operations and its cash flows for the periods from March 26, 2004 to August 28, 2004, from August 31, 2003 to March 25, 2004 and for each of the two fiscal years in the period ended August 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets as of September 1, 2002 upon the adoption of Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets.”

As discussed in Note 17 to the consolidated financial statements, the Company has restated its segment disclosures.

/s/    DELOITTE & TOUCHE LLP

Austin, Texas

October 29, 2004 (August 5, 2005 as

to the effects of the restatement discussed in Note 17)

AMERICAN ACHIEVEMENT CORPORATION

Consolidated Balance Sheets

	(Successor) August 28, 2004	(Predecessor) August 30, 2003
	(Dollars in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$3,038	$1,735
Accounts receivable, net of allowance for doubtful accounts of $2,862 and $3,242, respectively	43,321	44,193
Inventories, net	23,023	23,310
Deferred tax asset	10,165	6,378
Prepaid expenses and other current assets, net	26,230	23,939

Total current assets	105,777	99,555
Property, plant and equipment, net	76,565	65,307
Goodwill	182,080	162,059
Other intangible assets, net	163,473	60,214
Other assets	3,091	8,366

Total assets	$530,986	$395,501

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Bank overdraft	$5,733	$4,877
Accounts payable	9,842	6,564
Customer deposits	17,807	21,393
Accrued expenses	29,814	26,106
Accrued management fee—related party	500	750
Deferred revenue	5,503	5,123
Accrued interest	7,334	4,231
Current portion of long-term debt	1,550	—

Total current liabilities	78,083	69,044
Long-term debt, net of current portion	309,108	226,710
Deferred income taxes	25,844	6,378
Other long-term liabilities	9,439	3,476

Total liabilities	422,474	305,608
Redeemable minority interest in subsidiary	—	18,050
Commitments and contingencies

Stockholders’ equity:
Preferred stock, $.01 par value, 1,200,000 shares authorized, 1,007,366 shares issued and outstanding at August 30, 2003; liquidation preference of $100,737 at August 30, 2003	—	10
Common stock, $.01 par value, 1,000 and 1,250,000 shares authorized, respectively, 100 and 809,775 shares issued and outstanding, respectively	—	8
Additional paid-in capital	102,046	95,350
Accumulated earnings (deficit)	6,466	(18,375)
Accumulated other comprehensive loss	—	(5,150)

Total stockholders’ equity	108,512	71,843

Total liabilities and stockholders’ equity	$530,986	$395,501

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN ACHIEVEMENT CORPORATION

Consolidated Statements of Operations

	(Successor) For the period March 26, 2004 - August 28, 2004	(Predecessor)
		For the period August 31, 2003 - March 25, 2004	For the year ended
			August 30, 2003	August 31, 2002
	(Dollars in thousands)
Net sales	$167,350	$146,721	$308,431	$304,378
Cost of sales	83,521	59,857	139,170	146,898

Gross profit	83,829	86,864	169,261	157,480
Selling, general and administrative expenses	62,647	74,992	129,423	129,734
Loss on extinguishment of debt	—	—	—	(5,650)

Operating income	21,182	11,872	39,838	22,096
Interest expense	10,257	16,455	28,940	26,026
Other expense	—	—	—	2,783

Income (loss) before income taxes	10,925	(4,583)	10,898	(6,713)
Benefit (provision) for income taxes	(4,459)	—	(132)	1,171

Net income (loss)	6,466	(4,583)	10,766	(5,542)
Preferred dividends	—	(700)	(1,200)	(1,200)

Net income (loss) applicable to common stockholders	$6,466	$(5,283)	$9,566	$(6,742)

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN ACHIEVEMENT CORPORATION

Consolidated Statements of Cash Flows

	(Successor) For the period March 26, 2004- August 28, 2004	(Predecessor)
		For the period August 31, 2003- March 25, 2004	For the year ended
			August 30, 2003	August 31, 2002
	(Dollars in thousands)
Cash flows from operating activities:
Net income (loss)	$6,466	$(4,583)	$10,766	$(5,542)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	10,344	8,530	14,149	19,712
Deferred income taxes	4,309	—	—	—
Loss on extinguishment of debt	—	—	—	5,650
Amortization of debt discount and deferred financing fees	629	1,197	2,051	1,355
Unrealized loss on free-standing derivative	—	—	—	182
Provision for doubtful accounts	(236)	(144)	(376)	145
Changes in assets and liabilities:
Accounts receivable	(1,506)	2,758	2,469	3,582
Inventories, net	26,266	(18,963)	2,117	1,380
Income tax receivable	—	—	738	38
Prepaid expenses and other current assets, net	(16,262)	2,573	(2,296)	(5,057)
Other assets	810	(959)	(1,043)	(739)
Deferred revenue	2,615	(2,235)	(1,392)	(284)
Accounts payable, accrued expenses, and other long-term liabilities	(36,862)	52,053	(685)	2,888

Net cash provided by (used in) operating activities	(3,427)	40,227	26,498	23,310

Cash flows from investing activities:
Purchases of property, plant and equipment	(3,665)	(12,793)	(11,243)	(14,247)
Proceeds from sale of property, plant and equipment	—	—	—	673
Acquisitions of businesses, net of cash acquired	—	(109,406)	—	(15,502)

Net cash used in investing activities	(3,665)	(122,199)	(11,243)	(29,076)

Cash flows from financing activities:
Proceeds from revolver	—	4,000	47,500	56,905
Payments on revolver	—	(13,500)	(63,175)	(65,589)
Proceeds of common stock issuance	—	102,046	40	—
Proceeds from term loan	(387)	155,000	—	—
Proceeds from 8.25% senior subordinated notes	—	150,000	—	—
Proceeds from credit facility revolver	5,000	2,000	—	—
Payments on credit facility revolver	(7,000)	—	—	—
Redemption of common and preferred stock	—	(95,368)	—	—
Redemption of 11% senior subordinated notes	—	(41,355)	—	—
Redemption of 11 5/8% senior unsecured notes	—	(170,925)	—	—
Payments on term loan facility	—	—	—	(121,400)
Proceeds from debt issuance, net of costs	—	—	—	166,612
Payment of bridge notes to affiliate	—	—	—	(28,383)
Repayment of interest rate swaps	—	—	—	(3,279)
Change in bank overdraft	3,252	(2,396)	553	(174)

Net cash provided by (used in) financing activities	865	89,502	(15,082)	4,692

Net increase (decrease) in cash and cash equivalents	(6,227)	7,530	173	(1,074)
Cash and cash equivalents, beginning of period	9,265	1,735	1,562	2,636

Cash and cash equivalents, end of period	$3,038	$9,265	$1,735	$1,562

Supplemental disclosure
Cash paid during the period for:
Interest	$2,567	$18,873	$26,790	$24,001

Income taxes	$88	$178	$133	$802

Supplemental Disclosure of noncash financing activities
Accrued preferred stock dividends	$—	$700	$1,200	$1,200

Issuance of preferred stock in settlement of obligation	$—	$—	$—	$550

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN ACHIEVEMENT CORPORATION

Consolidated Statements of Stockholders’ Equity

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated other comprehensive income (loss)	Accumulated earnings (deficit)	Total
	Shares	Amount	Shares	Amount
	(Dollars in thousands)
Balance, August 25, 2001 (Predecessor)	1,001,347	$10	809,351	$8	$94,760	$(2,751)	$(21,199)	$70,828
Comprehensive loss—
Net loss	—	—	—	—	—	—	(5,542)	(5,542)
Adjustment to minimum pension liability	—	—	—	—	—	(1,614)	—	(1,614)
Change in effective portion of derivative loss	—	—	—	—	—	(377)	—	(377)
Reclassification into earnings for derivative termination	—	—	—	—	—	2,609	—	2,609

Total comprehensive income (loss)	—	—	—	—	—	618	(5,542)	(4,924)
Accrued dividends on minority interest in CBI	—	—	—	—	—	—	(1,200)	(1,200)
Issuance of American Achievement Series A Preferred Stock	5,500	—	—	—	550	—	—	550

Balance, August 31, 2002 (Predecessor)	1,006,847	$10	809,351	$8	$95,310	$(2,133)	$(27,941)	$65,254

Comprehensive income—
Net income	—	—	—	—	—	—	10,766	10,766
Adjustment to minimum pension liability	—	—	—	—	—	(3,017)	—	(3,017)

Total comprehensive income (loss)	—	—	—	—	—	(3,017)	10,766	7,749
Accrued dividends on minority interest in CBI	—	—	—	—	—	—	(1,200)	(1,200)
Issuance of stock	519	—	424	—	40	—	—	40

Balance, August 30, 2003 (Predecessor)	1,007,366	$10	809,775	$8	$95,350	$(5,150)	$(18,375)	$71,843

Comprehensive loss
Net loss	—	—	—	—	—	—	(4,583)	(4,583)
Adjustment to minimum pension liability	—	—	—	—	—	40	—	40

Total comprehensive loss	—	—	—	—	—	40	(4,583)	(4,543)
Accrued dividends on minority interest in CBI	—	—	—	—	—	—	(700)	(700)
Repurchase of common and preferred stock	(1,007,366)	(10)	(809,775)	(8)	(95,350)	—	—	(95,368)
Issuance of common stock			100	10	102,046	—	—	102,046
Effect of purchase accounting	—	—	—	—	—	5,110	23,658	28,768

Balance, March 25, 2004 (Predecessor)	—	$—	100	$10	$102,046	$—	$—	$102,046

Net income	—	—	—	—	—	—	$6,466	$6,466

Balance, August 28, 2004 (Successor)	—	$—	100	$10	$102,046	$—	$6,466	$108,512

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements

(Dollars in thousands)

1.    Summary of Organization and Significant Accounting Policies

American Achievement Corporation, a Delaware corporation (together with its subsidiaries, “AAC” or the “Company”), is a manufacturer and supplier of class rings, yearbooks and other graduation-related scholastic products for the high school and college markets and manufactures and markets recognition and affinity jewelry designed to commemorate significant events, achievements and affiliations. The Company also operates a division which sells achievement publications in the specialty directory publishing industry nationwide. The Company markets its products and services primarily in the United States and operates in five reporting segments; class rings, yearbooks, graduation products, achievement publications and other. The Company’s corporate offices and primary manufacturing facilities are located in Austin and Dallas, Texas.

Basis of Presentation and Comparability

The consolidated financial statements for the predecessor period from August 31, 2003 through March 25, 2004 were prepared using the historical basis of accounting. As a result of the merger transaction as discussed in Note 2, the Company applied purchase accounting and a new basis of accounting began on March 26, 2004. The Company has reflected a predecessor period from August 31, 2003 to March 25, 2004 and a successor period from March 26, 2004 to August 28, 2004 in the Company’s consolidated financial statements for fiscal 2004. Accordingly, the results of operations for the Company prior to the acquisition are not comparable to results for subsequent periods.

Fiscal Year-End

The Company uses a 52/53-week fiscal year ending on the last Saturday of August.

Consolidation

The consolidated financial statements include the accounts of American Achievement Corporation and its direct and indirect subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The 8 1/4% Senior Subordinated Notes Due 2012 (the “Senior Sub Notes”) are guaranteed by certain direct and indirect domestic subsidiaries of the Company. The guarantees by the guarantor subsidiaries are full, unconditional, and joint and several. American Achievement Corporation is a holding Company with no independent assets or operations other than its investment in its subsidiaries.

Change in Accounting Principle

Effective September 1, 2002, the Company adopted Statement of Financial Accounts Standards No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”), which revises the accounting for purchased goodwill and intangible assets with indefinite lives. This statement was applied to all goodwill and other intangible assets with indefinite lives recognized on the balance sheet, regardless of when those assets were initially recorded. Upon its adoption, the Company no longer amortized its goodwill or trademarks.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

Allowance for Doubtful Accounts

The Company makes estimates of potentially uncollectible customer accounts receivable. The Company believes that its credit risk for these receivables is limited because of its large number of customers and the relatively small account balances for most of its customers. The Company evaluates the adequacy of the allowance on a periodic basis. The evaluation includes historical loss experience, length of time receivables are past due, adverse situations that may affect a customer’s ability to repay and prevailing economic conditions. The Company makes adjustments to the allowance balance if the evaluation of allowance requirements differs from the actual aggregate reserve. This evaluation is inherently subjective and estimates may be revised as more information becomes available. On the consolidated balance sheet, the allowance for doubtful accounts also includes an allowance for product returns.

Allowances deducted from asset accounts were as follows:

	Balance at Beginning of Period	Charged to Costs and Expenses	Other	Write-offs	Balance at End of Period
Allowance for doubtful accounts and product returns
March 26, 2004—August 28, 2004	$3,098	$3,790	$123	$(4,150)	$2,861
August 31, 2003—March 25, 2004	3,242	3,445	(160)	(3,429)	3,098
Year ended August 30, 2003	3,525	7,178	145	(7,606)	3,242
Year ended August 31, 2002	3,076	8,955	38	(8,544)	3,525

Inventories

Inventories, which include raw materials, labor and manufacturing overhead, are stated at the lower of cost or market using the first-in, first-out (FIFO) method, net of allowance for obsolete inventory.

Sales Representative Advances and Related Reserve

The Company advances funds to independent sales representatives as prepaid commissions against anticipated earnings. Such amounts are repaid by the independent sales representatives through earned commissions on product sales. The Company provides reserves to cover those amounts which it estimates to be uncollectible. These amounts are included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

The Company advances funds to new sales representatives in order to open up new sales territories or makes payments to predecessor sales representatives on behalf of successor sales representatives. Such amounts are repaid by the sales representatives through earned commissions on product sales. The Company provides reserves to cover those amounts that it estimates to be uncollectible.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

Reserves deducted from asset accounts were as follows:

	Balance at Beginning of Period	Charged to Costs and Expenses	Write-offs(1)	Balance at End of Period
Reserve on sales representative advances
March 26, 2004—August 28, 2004	$2,254	$1,205	$(1,076)	$2,383
August 31, 2003—March 25, 2004	2,516	813	(1,075)	2,254
Year ended August 30, 2003	2,843	2,335	(2,662)	2,516
Year ended August 31, 2002	3,004	2,499	(2,660)	2,843

(1)	Represents principally write-offs of terminated sales representative amounts and forgiveness of amounts by the Company

Property, Plant and Equipment

Property, plant and equipment are stated at historical cost for the predecessor period through March 25, 2004, at which time the Company adjusted property and equipment to fair value in accordance with purchase accounting. Property, plant and equipment are stated at cost, net of accumulated depreciation. Maintenance, repairs and minor replacements are charged against operations as incurred; major replacements and betterments are capitalized. The cost of assets sold or retired and the related accumulated depreciation are removed from the accounts at the time of disposition, and any resulting gain or loss is reflected as operating expense for the period. Depreciation is provided principally using the straight-line method based on estimated useful lives of the assets as follows:

Description	Useful life
Buildings and improvements	10 to 25 years
Tools and dies	8 years
Machinery and equipment	2 to 10 years
Leasehold improvements	Term of lease

Goodwill and Other Intangible Assets

Goodwill and other intangible assets are originally recorded at their fair values at the date of acquisition. Goodwill and indefinite-lived intangibles are no longer amortized, but are tested annually for impairment, or more frequently if impairment indicators occur. Prior to fiscal 2002, goodwill and intangibles were amortized over their estimated useful lives, not to exceed a period of forty years. Definite-lived intangibles are amortized over their estimated useful lives and are evaluated for impairment annually, or more frequently if impairment indicators are present, using a process similar to that used to test other long-lived assets for impairment.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

The impact of the implementation of SFAS No. 142 is as follows:

	For the Period March 26, 2004- August 28, 2004	For the Period August 31, 2003- March 25, 2004	For the Year Ended August 30, 2003	For the Year Ended August 31, 2002
Reported net income (loss)	$6,466	$(4,583)	$10,766	$(5,542)
Add: goodwill amortization	—	—	—	4,013
Add: trademark amortization	—	—	—	1,544

Pro forma net income (loss)	$6,466	$(4,583)	$10,766	$15

Impairment of Long-lived Assets

SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” requires an entity to review long-lived tangible and intangible assets with definite lives for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of its carrying amount to future undiscounted cash flows the assets are expected to generate. If long-lived assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds its fair market value and is recorded in the period the determination was made. In applying SFAS 144, assets are grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of impairment. If the carrying amount of the asset exceeds expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value, generally measured by discounting expected future cash flows at the rate it utilizes to evaluate potential investments.

Customer Deposits

Amounts received from customers in the form of cash down payments to purchase goods are recorded as a liability until the goods are delivered.

Income Taxes

In accordance with SFAS No. 109, “Accounting for Income Taxes,” deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are recognized net of any valuation allowance. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, bank overdraft, accounts payable and long-term debt (including current maturities). The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, bank overdraft and accounts payable approximate fair value due to their short-term nature. The fair value of the Company’s long-term debt approximates the recorded amount based on current rates available to the Company for debt with the same or similar terms.

Derivative Financial Instruments

The Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” beginning on August 27, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires that an entity recognize derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

The Company designates its derivatives based upon criteria established by SFAS No. 133. For a derivative designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. For a derivative designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of accumulated other comprehensive income (loss) and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

Trading derivatives are reflected in other current liabilities at their fair value with any changes in fair value being reported in other income or expense.

Stock-Based Compensation

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148 (“SFAS 148), “Accounting for Stock-Based Compensation—Transition and Disclosure an amendment of FASB Statement No. 123.” The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees” and complies with the disclosure provisions of SFAS 123, as amended by SFAS 148.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

Had compensation expense for the employee stock plans been determined based on the fair value at the grant date for options granted in the period August 31, 2003 to March 25, 2004 and fiscal years ended 2003 and 2002 consistent with the provisions of SFAS 123, as amended by SFAS 148, the pro forma net income (loss) would have been reported as follows:

	(Predecessor)
	For the period August 31, 2003 - March 25, 2004	For the year ended August 30, 2003	For the year ended August 31, 2002
Net income (loss)	$(4,583)	$10,766	$(5,542)
Less: stock-based compensation expense, net of related taxes	11	30	8

Net income (loss)—pro forma	$(4,594)	$10,736	$(5,550)

The Company did not have any options outstanding during the period March 26, 2004 to August 28, 2004.

The fair value of each option grant is estimated at the date of grant for the period August 31, 2003 to March 25, 2004 and fiscal years ended 2003 and 2002:

	For the period August 31, 2003 to March 25, 2004	For the Year Ended August 30, 2003	For the Year Ended August 31, 2002
Risk-free interest rate	3.93%	3.93%	4.88%
Expected life	10 years	10 years	10 years
Volatility	25%	25%	28%
Dividend yield	—	—	—

Revenue Recognition and Warranty Costs

The Company’s revenues from product sales, excluding revenue through independent sales representatives, are recognized at the time the product is shipped, the risks and rewards of ownership have passed to the customer and collectibility is reasonably assured. The Company’s stated shipping terms are FOB shipping point. Provisions for sales returns, warranty costs and rebate expenses are recorded at the time of sale based upon historical information and current trends.

The Company’s accounting method for recognizing revenue and related gross profit on sales to independent sales representatives, along with commissions to independent sales representatives that are directly related to the revenue is deferred until the independent sales representative delivers the product and title passes to the Company’s end customer.

The Company recognizes revenues on its publishing operations based upon the completed contract method, when the products are shipped.

Provisions for warranty costs related to the Company’s products, sales returns and uncollectible amounts are recorded based on historical information and current trends.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

Product warranty liabilities were as follows:

	Balance at Beginning of Period	Charged to Costs and Expenses (accruals)	Claims	Balance at End of Period
Accrued ring repair liability
March 26, 2004—August 28, 2004	$1,500	$347	$(637)	$1,210
August 31, 2003—March 25, 2004	1,500	461	(461)	1,500
Year ended August 30, 2003	1,520	706	(726)	1,500
Year ended August 31, 2002	1,520	1,208	(1,208)	1,520

Seasonality

The seasonal nature of the Company’s various businesses tends to be tempered by its broad product mix. Class ring sales are highest during October through December, with most orders made for delivery to students before the winter holiday season. Graduation product sales are predominantly made during February through April prior to the April through June graduation season. Yearbook sales are highest during the months of May through June, as yearbooks are typically shipped prior to each school’s summer break. The Company’s recognition and affinity product line sales are also seasonal. The majority of the Company’s achievement publications are shipped in November and August of each year. The remaining recognition and affinity product line sales are highest during the winter holiday season and in the period leading up to Mother’s Day.

As a result of the foregoing, the Company has historically experienced operating losses during its fourth fiscal quarter, which includes the summer months when school is not in session, thus reducing related shipment of products. In addition, the Company’s working capital requirements tend to exceed its operating cash flows from April through August.

Concentration of Credit Risk

Credit is extended to certain industries, such as educational and retail, which may be affected by changes in economic or other external conditions. The Company’s policy is to manage its exposure to credit risk through credit approvals and limits.

Shipping and Handling Fees

In accordance with Emerging Issues Task Force (EITF) Issue No. 00-10, “Accounting for Shipping and Handling Fees and Costs,” the Company recognizes as revenue amounts billed to customers related to shipping and handling, with the related expense recorded as a component of cost of sales.

Supplier Concentration

The Company purchases substantially all synthetic and semi-precious stones from a single supplier located in Germany.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

Advertising

The Company expenses advertising costs as incurred; however in accordance with AICPA Statement of Position 93-7 “Reporting on Advertising Costs” the Company defers certain advertising costs until the first time the advertising takes place. These deferred advertising costs are included in prepaid expenses and other current assets.

Selling, general and administrative expenses for the Company include advertising expenses of $2,446 for the period from March 26, 2004 to August 28, 2004 and $5,260 for the period August 31, 2003 to March 25, 2004 and $7,204 and $6,905 for the years ended August 30, 2003 and August 31, 2002, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Reclassifications

Certain reclassifications of prior-year balances have been made to conform to the current-year presentation.

Recent Accounting Pronouncements

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” This statement requires, among other things, that gains and losses on the early extinguishments of debt be classified as extraordinary only if they meet the criteria for extraordinary treatment set forth in Accounting Principles Board Opinion No. 30. The provisions of this statement related to classification of gains and losses on the early extinguishments of debt became effective for fiscal years beginning after May 15, 2002. The adoption of SFAS No. 145 required the Company to reclassify certain items from extraordinary items into operating income (loss).

In June 2002, SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” was issued, which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” This statement requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred as opposed to the date of an entity’s commitment to an exit plan or disposal activity. The adoption of SFAS No. 146 in January 2003 did not have a significant impact on the Company’s financial statements.

In December 2002, SFAS 148 was issued, which amends SFAS 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure requirements of SFAS 123 to require

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Certain disclosure requirements were effective for the Company beginning December 15, 2002 and the Company has complied with those requirements. The adoption of the additional reporting requirements of SFAS 148 in December 2002 did not have a significant impact on the Company’s financial statements.

In December 2002, FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34,” was issued, which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligation under guarantees and clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the obligations the guarantor has undertaken in issuing that guarantee. The adoption of FIN 45 in December 2002 did not have a significant impact on the Company’s financial statements.

In April 2003, SFAS No. 149 (“SFAS 149”), “Amendments of Statement 133 on Derivative Instruments and Hedging Activities,” was issued, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The adoption of SFAS 149 in the third quarter of the fiscal year ended 2003 did not have a significant impact on the Company’s financial statements.

In May 2003, SFAS No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” was issued, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Company adopted SFAS 150 during the first quarter of fiscal year 2004. The adoption of this standard did not have a significant impact on the Company’s financial statements.

In January 2003, the FASB issued FIN No. 46 “Consolidation of Variable Interest Entities, an Interpretation of ARB 51.” In December 2003, the FASB revised FIN No. 46 to reflect decisions it made regarding a number of implementation issues. FIN No. 46, as revised, requires that the primary beneficiary of a variable interest entity (VIE) consolidate the entity even if the primary beneficiary does not have a majority voting interest. This Interpretation applies to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. This Interpretation also identifies those situations where a controlling financial interest may be achieved through arrangements that do not involve voting interests. The Interpretation also establishes additional disclosures which are required regarding an enterprise’s involvement with a VIE when it is not the primary beneficiary. The requirements of this Interpretation are required to be applied to any VIE created after January 31, 2003. The Company adopted FIN 46 in the first quarter of fiscal year 2004. The adoption of this standard did not have a significant impact on the Company’s financial statements.

In December 2003, the FASB amended SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” The amendment revised employers’ disclosures about pension plans and other post retirement benefit plans to require additional disclosures to those in the original SFAS No. 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

pension plans and other defined benefit postretirement plans. The Company adopted the additional disclosure requirements in the third quarter of fiscal 2004.

In December 2003, the Financial Accounting Standards Board (FASB) issued Interpretation 46R (FIN 46R), a revision to Interpretation 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46R clarifies some of the provisions of FIN 46 and exempts certain entities from its requirements. FIN 46R is effective at the end of the first interim period ending after March 15, 2004. Entities that have adopted FIN 46 prior to this effective date can continue to apply the provisions of FIN 46 until the effective date of FIN 46R or elect early adoption of FIN 46R. The adoption of FIN 46 and FIN 46R did not have a significant impact on the Company’s financial statements.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was signed into law. The Act will provide plan sponsors a federal subsidy for certain qualifying prescription drug benefits covered under the sponsor’s postretirement health care plans. In accordance with Financial Accounting Standards Board (FASB) Staff Position (FSP) 106-1, all amounts are presented without reflecting any potential effects of the Act. On May 19, 2004, the FASB issued FSP 106-2, which requires measures of the accumulated postretirement benefit obligation and net periodic postretirement benefit cost to reflect the effects of the Act in the first interim period beginning after June 15, 2004. The Company does not expect the adoption of the Act to have a significant impact on its consolidated financial statements.

2.    Merger

On March 25, 2004, a wholly owned subsidiary of AAC Holding Corp. merged with the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of AAC Holding Corp. The Merger was financed by a cash equity investment in AAC Holding Corp. by an investor group led by Fenway Partners Capital Fund II, L.P. (“Fenway Partners”) of $102.0 million, the borrowing by the Company of $155.0 million under a seven-year term loan and $2.0 million under a six-year revolving loan, each under the Company’s new senior secured credit facility, the issuance by the Company of $150.0 million aggregate principal amount of 8.25% senior subordinated notes due 2012, and the untendered Senior Unsecured Notes of $6.0 million. Proceeds of these financing arrangements were used to redeem the outstanding Series A Preferred Stock, refinance the Company’s existing indebtedness, including the redemption of the outstanding Senior Notes of $41.4 million and completion of a debt tender offer to acquire all of the existing Senior Notes, and pay transaction costs and expenses. Pursuant to the debt tender offer, the Company retired $170.9 million of outstanding Senior Unsecured Notes for an aggregate of $193.8 million and eliminated substantially all of the restrictive covenants associated with such notes. The tender for the $177.0 million Senior Unsecured Notes and the $41.4 million Senior Notes was the direct result of the Merger. The consummation of the Merger was subject to the consent and a debt tender offer to acquire these notes. The subsequent tender offer costs and early redemption expenses of the debt directly related to the cost of the transaction was included as part of the purchase price. In addition, as part of the Merger, the Company terminated its existing Senior Secured Credit Facility and terminated its management contract with its previous owners. The Company also entered into an amendment of its existing gold consignment agreement and entered into a new management agreement with an affiliate of Fenway Partners.

Beginning on March 26, 2004, the Company accounted for the Merger as a purchase in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) 141, “Business

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

Combinations,” which results in a new valuation for the assets and liabilities of the Company based upon the fair values as of the date of the Merger. As required under SEC Staff Accounting Bulletin No. 54, “Push Down Basis of Accounting Required in Certain Limited Circumstances,” the Company has reflected all applicable purchase accounting adjustments in the consolidated financial statements covering periods subsequent to the Merger. As required, the Company has established a new basis for assets and liabilities based on the amount paid for ownership at March 25, 2004. Accordingly, the purchase price of $419.2 million was allocated to the assets and liabilities based on their relative fair values.

The purchase price was as follows:

Purchase price		$419,200
Assets acquired	197,714
Liabilities assumed	(125,731)

Net assets acquired		71,983

Excess purchase price over net assets acquired		$347,217

Subsequent to the issuance of the Company’s 2004 consolidated financial statements, management determined that assets acquired required restatement in the above table to remove goodwill and intangible assets recorded in the pre-Merger consolidated financial statements. Previously reported assets acquired was $422,456. This correction had no impact on the purchase price or the purchase price allocation in the table below.

The Company has preliminarily allocated the purchase price in the Merger as follows:

Current assets	$123,407
Property, plant and equipment	78,301
Goodwill	181,361
Intangible assets	157,928
Other assets	15,390
Current liabilities	(116,102)
Deferred income taxes	(12,043)
Other long-term liabilities	(9,042)

Total purchase price	$419,200

During the period from March 26, 2004 to August 28, 2004, the Company recognized in its consolidated statements of operations approximately $6.4 million of excess purchase price allocated to inventory as cost of sales and approximately $4.3 million of additional amortization expense of intangible assets as selling, general and administrative expenses, all as compared to its historical basis of accounting prior to the Merger.

3.    Comprehensive Income (Loss)

Beginning with fiscal year 2001, the effective portion of the loss on derivatives and unrecognized losses on accrued minimum pension liabilities were included in other comprehensive income (loss).

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

The following amounts were included in determining the Company’s comprehensive income (loss) for the periods March 26, 2004 to August 28, 2004 and August 31, 2003 to March 25, 2004 and years ended August 30, 2003 and August 31, 2002.

	(Successor) For the period March 26, 2004 - August 28, 2004	(Predecessor) For the period August 31, 2003 - March 25, 2004	(Predecessor) For the year ended August 30, 2003	(Predecessor) For the year ended August 31, 2002
Net income (loss)	$6,466	$(4,583)	$10,766	$(5,542)
Reclass into earnings for derivative reclassification	—	—	—	(377)
Reclass into earnings for derivative termination	—	—	—	2,609
Adjustment in minimum pension liability	—	40	(3,017)	(1,614)

Total comprehensive income (loss)	$6,466	$(4,543)	$7,749	$(4,924)

In conjunction with the Merger, the Company reset its comprehensive income (loss) balance to $0 for purchase accounting treatment.

As of August 28, 2004 and August 30, 2003 the Company no longer held any derivatives considered to be cash flow hedges.

4.    Significant Acquisitions

Effective July 15, 2002, American Achievement purchased all the outstanding stock and warrants of Milestone for a total purchase price of $16.3 million. The acquisition of Milestone was accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to assets acquired and liabilities assumed based upon estimated fair values. Milestone is a specialty marketer of class rings and other graduation products to the college market. Effective December 31, 2002, Milestone merged into CBI, with CBI as the surviving entity. In conjunction with the merger, for each share of Milestone common stock held by the Company, the Company received one share of CBI common stock. The existing common stock and warrants of Milestone were cancelled in connection with this transaction.

The estimated fair value of assets acquired and liabilities assumed relating to the Milestone acquisition is summarized below:

Working capital deficit	$(2,413)
Property, plant and equipment	113
Other intangibles	2,500
Goodwill	16,047
Other long-term assets	28

$16,275

During the year ended August 30, 2003, goodwill was increased by approximately $378 primarily related to fees incurred for professional services in connection with the Milestone acquisition. Goodwill and trademarks related to Milestone are not amortized in accordance with SFAS No. 142.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

The following unaudited pro forma data summarizes the results of operations for the years indicated as if the Milestone acquisition had been completed as of the beginning of the year ended August 31, 2002:

August 31, 2002
(unaudited)
Net sales	$310,275
Operating income (loss)	(8,273)
Net income (loss) applicable to common stockholders	(9,473)

Effective January 30, 2004, the Company acquired the assets of C-B Graduation Announcements, LLC, a producer of personalized graduation announcements and related accessories (the “C-B Graduation Announcements Acquisition”). The maximum purchase price payable in connection with this acquisition was approximately $5.9 million in cash, of which approximately $5.0 million was paid at closing (including $1.0 million placed in escrow), with the escrowed amount and balance of the purchase price to be paid pending a post-closing purchase price adjustment. The C-B Graduation Announcements Acquisition was accounted for using the purchase method of accounting. Pro forma results of operations have not been presented since the effect of the C-B Graduation Announcements Acquisition on the Company’s financial position and results of operations is not material.

5.    Inventories, Net

A summary of inventories, net is as follows:

	(Successor) August 28, 2004	(Predecessor) August 30, 2003
Raw materials	$8,853	$7,876
Work in process	7,380	8,043
Finished goods	6,978	7,632
Less—Reserves	(188)	(241)

	$23,023	$23,310

Cost of sales includes depreciation and amortization of $3,878 for the period from March 26, 2004 to August 28, 2004 and $5,062 for the period from August 31, 2003 to March 25, 2004 and $8,955 and $8,406 for the fiscal years ended 2003 and 2002, respectively.

Under the Company’s gold consignment financing arrangement, the Company has the ability to have on consignment the lowest of the dollar value of 27,000 troy ounces of gold, $14.2 million or a borrowing base, determined based upon a percentage of gold located at the Company’s facilities and other approved locations, as specified by the agreement. The Company expensed consignment fees of $180 for the period from August 31, 2003 to March 25, 2004 and $161 for the period from March 26, 2004 to August 28, 2004 and $319 and $258 for the years ended August 30, 2003 and August 31, 2002, respectively. Under the terms of the consignment arrangement, the Company does not own the consigned gold nor does it have risk of loss related to such inventory until the money is received by the bank from the Company in payment for the gold purchased. Accordingly, the Company does not

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

include the value of consigned gold in its inventory or the corresponding liability for financial statement purposes. As of August 28, 2004 and August 30, 2003, the Company held approximately 19,460 ounces and 17,780 ounces, respectively, of gold valued at approximately $7.9 million and $6.7 million, respectively, on consignment. The gold consignment agreement does not have a stated period and it can be terminated by either party upon 60 days written notice.

6.    Prepaid Expenses and Other Current Assets, Net

Prepaid expenses and other current assets, net consist of the following:

	(Successor) August 28, 2004	(Predecessor) August 30, 2003
Sales representative advances	$12,247	$10,350
Less—reserve on sales representative advances	(2,383)	(2,516)
Deferred publication and ring costs	7,174	8,376
Prepaid advertising and promotional materials	5,276	2,580
Other	3,916	5,149

	$26,230	$23,939

Included in other current assets as of August 28, 2004 and August 30, 2003, is approximately $596 and $641, respectively, paid for options to purchase gold. The outstanding options at August 28, 2004, expire in various amounts through May 31, 2005. The Company carries these gold options at cost.

7.    Property, Plant and Equipment, Net

Property, plant and equipment, net consist of the following:

	(Successor) August 28, 2004	(Predecessor) August 30, 2003
Land	$9,550	$6,097
Buildings and improvements	7,752	12,725
Tools and dies	20,216	30,895
Machinery and equipment	40,091	58,649
Construction in progress	4,357	3,256

Total	81,966	111,622
Less—accumulated depreciation	(5,401)	(46,315)

Property, plant and equipment, net	$76,565	$65,307

Property, plant and equipment are stated at historical cost for the predecessor period through March 25, 2004, at which time the Company adjusted property and equipment to fair value in accordance with purchase accounting. Depreciation expense recorded in the accompanying consolidated statements of operations was $5,401 for the period March 26, 2004 to August 28, 2004 and $7,406 for the period August 31, 2003 to March 25, 2004 and $12,568 and $11,941 for the years ended August 30, 2003 and August 31, 2002, respectively.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

8.    Goodwill and Other Intangible Assets

Goodwill

The Company accounts for its long-lived assets with indefinite lives under Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” or SFAS No. 142. Under SFAS No. 142 the Company is required to test goodwill and intangible assets with indefinite lives for impairment annually, or more frequently if impairment indicators occur. The impairment test requires management to make judgments in connection with identifying reporting units, assigning assets and liabilities to reporting units and determining fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include projecting future cash flows, determining appropriate discount rates and other assumptions. The projections are based on historical performance and future estimated results. As of the Merger, a third party valuation, among other factors, was used by management, in formulating other intangible assets values and the residual goodwill.

The changes in the net carrying amount of goodwill were as follows:

	(Successor)						(Predecessor)
	March 26, 2004 to August 28, 2004						August 31, 2003 to March 25, 2004
	Class Rings	Year books	Graduation Products	Achievement Publications	Other	Total	Class Rings	Year books	Graduation Products	Achievement Publications	Other	Total
Balance at beginning of period	$65,780	$60,610	$17,915	$10,576	$11,563	$166,444	$65,630	$57,420	$17,862	$10,297	$10,850	$162,059
Goodwill acquired during the period	—	—	—	—	—	$—	150	3,190	53	279	713	$4,385
Purchase price adjustments	5,253	3,941	5,081	993	368	$15,636	—	—	—	—	—	$—

Balance at end of period	$71,033	$64,551	$22,996	$11,569	$11,931	$182,080	$65,780	$60,610	$17,915	$10,576	$11,563	$166,444

	(Predecessor)
	August 30, 2003
Year Ended August 30, 2003	Class Rings	Yearbooks	Graduation Products	Achievement Publications	Other	Total
Balance at beginning of period	$65,536	$55,418	$17,829	$10,122	$10,403	$159,308
Reclassification of workforce intangible due to the adoption of SFAS No. 142	94	2,002	33	175	447	$2,751
Purchase price adjustments	—	—	—	—	—	$—

Balance at end of period	$65,630	$57,420	$17,862	$10,297	$10,850	$162,059

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

Other Intangible Assets

Other intangible assets consisted of the following:

	Estimated Useful Life	Gross Asset	Accumulated Amortization	Net Asset
At August 28, 2004 (Successor)
Trademarks	Indefinite	$50,095	$—	$50,095
Deferred financing costs and other	7 to 8 years	11,112	(624)	10,488
Patents	14 to 17 years	7,317	(185)	7,132
Customer lists and distribution contracts	3 to 12 years	100,516	(4,758)	95,758

		$169,040	$(5,567)	$163,473

At August 30, 2003 (Predecessor)
Trademarks	Indefinite	$47,340	(5,485)	$41,855
Deferred financing costs and other	1 to 7 years	10,344	(3,286)	7,058
Customer lists and distribution contracts	5 to 12 years	16,072	(4,771)	11,301

		$73,756	$(13,542)	$60,214

Total amortization on other intangible assets was $5,567 for the period March 26, 2004 to August 28, 2004 and $2,156 for the period August 31, 2003 to March 25, 2004 and $3,361 and $2,200 for the years ended August 30, 2003 and August 31, 2002, respectively, of which amortization on deferred financing costs is recorded as interest expense and amortization on patents and customer lists and distribution contracts is recorded as amortization expense. Estimated annual amortization expense for fiscal years ended 2005 through 2009 is approximately $13.4 million each year.

The increase in goodwill and other intangible assets is predominantly attributable to the effect of purchase accounting in connection with the merger as discussed in Note 2. In addition, the Company acquired the net assets of C-B Graduation Announcements in January 2004 for $5.0 million in cash. The purchase price allocation was $0.6 million to net tangible assets and $4.4 million to goodwill. Acquisitions are accounted for as purchases and, accordingly, have been included in the Company’s consolidated results of operations since the acquisition date. Purchase price allocations are subject to refinement until all pertinent information regarding the acquisition is obtained.

9.    Accrued Expenses

Accrued expenses consists of the following:

	(Successor) August 28, 2004	(Predecessor) August 30, 2003
Commissions and royalties	$9,005	$8,397
Compensation and related costs	7,744	7,456
Accumulated pension and postretirement benefit cost	4,875	5,361
Accrued sales and property taxes	1,795	1,493
Accrued workman’s compensation and medical claims	1,751	1,249
Capital lease obligations, short term	1,230	520
Other	3,414	1,630

	$29,814	$26,106

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

10.    Long-term Debt

Long-term debt consists of the following:

	(Successor) August 28, 2004	(Predecessor) August 30, 2003
8 1/4% Senior subordinated notes due 2012	$150,000	$—
11 5/8% Senior unsecured notes due 2007 (net of unamortized discount of $30 and $1,145)	6,045	175,855
11% Senior subordinated notes due 2007	—	41,355
Senior secured credit facility
Revolving credit facility due 2010	—	—
Term loan due 2011	154,613	—
Former senior secured credit facility	—	9,500

Total	310,658	226,710
Less current portion of long-term debt	(1,550)	—

Total long-term debt	$309,108	$226,710

8 1/4% Senior Subordinated Notes

On March 25, 2004, the Company issued $150 million of senior subordinated notes (the “Senior Sub Notes”) due in 2012. The Senior Sub Notes bear interest at a stated rate of 8 1/4%. The Senior Sub Notes are unsecured senior subordinated obligations and are subordinated in right of payment to all of the Company’s existing and future senior indebtedness, including obligations under the Company’s Senior Secured Credit Facility (as defined below), pari passu in right of payment with any of the Company’s future senior subordinated indebtedness and senior in right of payment to any of the Company’s future subordinated indebtedness. The Senior Sub Notes are guaranteed by certain of the Company’s existing domestic subsidiaries, and will be guaranteed by certain of the Company’s future domestic subsidiaries. The guarantees are subordinated in right of payment to all existing and future senior indebtedness of the applicable guarantor, pari passu in right of payment with any future senior subordinated debt of such guarantor and senior in right of payment to any future subordinated indebtedness of such guarantor.

The Company may not redeem the Senior Sub Notes until on or after April 1, 2008, except that the Company, in connection with certain equity offerings, may redeem up to 35 percent of the Senior Sub Notes before the third anniversary of the issue date of the Senior Sub Notes as long as (a) the Company pays a specified percentage of the principal amount of the Senior Sub Notes, plus interest, (b) the Company redeems the Senior Sub Notes within 90 days of completing a public equity offering and (c) at least 65 percent of the aggregate principal amount of the Senior Sub Notes originally issued remains outstanding afterward.

If a change in control as defined in the indenture relating to the Senior Sub Notes (the “AAC Indenture”) occurs, the Company must give the holders of the Senior Sub Notes the opportunity to sell their Senior Sub Notes to the Company at 101 percent of the principal amount of the Senior Sub Notes, plus accrued interest.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

The Senior Sub Notes contain customary negative covenants and restrictions on actions by the Company and its subsidiaries including, without limitation, restrictions on additional indebtedness, investments, asset dispositions outside the ordinary course of business, liens, and transactions with affiliates, among other restrictions (as defined in the AAC Indenture). In addition, the Senior Sub Notes contain covenants, which restrict the declaration or payment of dividends by the Company and/or its subsidiaries (as defined in the AAC Indenture). The Company was in compliance with the Senior Sub Notes covenants as of August 28, 2004.

11 5/8% Senior Unsecured Notes

On February 20, 2002, the Company issued $177 million of senior unsecured notes (the “Unsecured Notes”) due in 2007. The Unsecured Notes bear interest at a stated rate of 11 5/8%. The Unsecured Notes were issued at a discount of 0.872% resulting in net proceeds of approximately $175.5 million before considering financing costs. The effective rate of the Unsecured Notes after discount is approximately 13.0%. The Unsecured Notes rank pari passu with the Company’s existing and future senior indebtedness, including obligations under the Company’s Senior Secured Credit Facility (as defined below). The Unsecured Notes are guaranteed by the Company’s domestic subsidiaries, and the guarantees rank pari passu with the existing Senior Subordinated Notes and future senior debt of the Company and its subsidiaries. The Unsecured Notes and the guarantees on the Unsecured Notes are effectively subordinated to any of the Company’s secured debt.

On March 25, 2004, as discussed in Note 2, pursuant to the debt tender offer for the Unsecured Notes, the Company retired $170.9 million of outstanding Unsecured Notes for an aggregate $193.8 million and eliminated substantially all of the restrictive covenants associated with such notes. The remaining $6.0 million of Unsecured Notes outstanding will be redeemable by the Company on or after January 1, 2005 at its option at 105.813% of the principal amount thereof (plus accrued and unpaid interest). The Company was in compliance with the remaining covenants in the Unsecured Notes as of August 28, 2004.

11% Senior Subordinated Notes

Commemorative Brands, Inc.’s (“CBI”) 11% senior subordinated notes (the “Subordinated Notes”) were to mature on January 15, 2007. The Subordinated Notes were redeemable at the option of CBI in whole or in part, at any time on or after January 15, 2002, at specified redemption prices ranging from 105.5 percent of the principal amount thereof if redeemed during 2002 and declining to 100 percent of the principal amount thereof if redeemed during the year 2005 or thereafter, plus accrued and unpaid interest and Liquidated Damages as defined in the indenture relating to the Subordinated Notes, as amended (the “CBI Indenture”), if any, thereon to the date of redemption.

On March 25, 2004, as discussed in Note 2, the Company redeemed all of the outstanding Subordinated Notes for an aggregate of $42.1 million.

The tender for the $177.0 million Unsecured Notes and the $41.4 million senior notes was the direct result of the Merger. The consummation of the Merger was subject to the consent and a debt tender offer to acquire the Unsecured Notes. The subsequent tender offer costs and early redemption expenses of the debt directly related to the cost of the transaction and was included as part of the purchase price.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

New Senior Secured Credit Facility

In conjunction with the consummation of the Merger, on March 25, 2004, the Company entered into a $155 million term loan (the “Term Loan”) and an up to $40 million senior revolving credit facility (the “Senior Revolving Credit Facility”) with various financial institutions. The Term Loan and Revolving Credit Facility are secured by a first priority security interest in all existing and after-acquired assets of the Company, AAC Holding Corp. and certain of the Company’s direct and indirect domestic subsidiaries’ existing and after-acquired assets, including, without limitation, real property and all of the capital stock owned by the Company, AAC Holding Corp, and certain of the Company’s direct and indirect domestic subsidiaries (including certain capital stock of their direct foreign subsidiaries only to the extent permitted by applicable law). As of August 28, 2004, assets of the Company subject to lien under the Term Loan and Revolving Credit Facility were approximately $344.2 million. All of the Company’s obligations under the Term Loan and Revolving Credit Facility are fully and unconditionally guaranteed by Holdings and certain of the Company’s direct and indirect domestic subsidiaries.

The Term Loan is due in March 2011. Quarterly payments of $388 are made through 2011. The Term Loan has an interest rate based on the prime rate, plus points based on a calculated leverage ratio. The weighted average interest rate on the Term Loan was approximately 4.1% at August 28, 2004.

The Senior Revolving Credit Facility matures in March 2010. Availability under the Senior Revolving Credit Facility is restricted to a total revolving commitment of $40 million as defined in the credit agreement under the Senior Secured Credit Facility (the “Credit Agreement”). Availability under the Senior Revolving Credit Facility as of August 28, 2004 was approximately $37.6 million with $0 borrowings and $2.4 million in letters of credit outstanding.

Advances under the Senior Revolving Credit Facility may be made as base rate loans or LIBOR loans at the Company’s election (except for the initial loans which were base rate loans). Interest rates payable upon advances are based upon the base rate or LIBOR depending on the type of loan the Company chooses, plus an applicable margin based upon a consolidated leverage ratio of certain outstanding indebtedness to EBITDA (to be calculated in accordance with the terms specified in the Credit Agreement).

The Credit Agreement and the indenture governing the Senior Sub Notes each contain restrictions on the ability of the Company to pay dividends and make certain other payments to AAC Holding Corp. Pursuant to each arrangement, the Company may, subject to certain limitations, pay dividends or make such payments in connection with (i) repurchases of certain capital stock of AAC Holding Corp. and (ii) the payment by AAC Holding Corp. of taxes, costs and other expenses required to maintain its legal existence and legal, accounting and other overhead costs in the ordinary course of business.

Former Senior Secured Credit Facility

In conjunction with the issuance of the Unsecured Notes, on February 20, 2002, the Company entered into a $40 million senior revolving credit facility (the “Former Senior Secured Credit Facility”) with various financial institutions, with all of the Company’s current domestic subsidiaries as guarantors. Loans made pursuant to the Former Senior Secured Credit Facility were secured by a first priority security interest in substantially all of the Company’s and the Company’s domestic subsidiaries’ assets and in all of the Company’s domestic subsidiaries’ capital stock.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

On March 25, 2004, as discussed in Note 2, the Company terminated the Former Senior Secured Credit Facility.

The Company’s long-term debt outstanding as of August 28, 2004 matures as follows:

Fiscal year ending	Amount maturing
2005	$1,550
2006	1,550
2007	7,595
2008	1,550
2009	1,550
Thereafter	296,863

Total	310,658
Less current portion of long-term debt	(1,550)

$309,108

The weighted average interest rate on debt outstanding as of August 28, 2004 and August 30, 2003 was 10.1% and 12.3%, respectively.

The Company’s management believes the carrying amount of long-term debt approximates fair value as of August 28, 2004 and August 30, 2003, based upon current rates offered for debt with the same or similar debt terms.

11.    Derivative Financial Information

The Company has held interest rate swap agreements in place with the intent of managing its exposure to interest rate risk on its existing debt obligations. The Company had four outstanding agreements to effectively convert LIBOR-based variable rate debt to fixed rate debt based on a total notional amount of $62.5 million. On February 20, 2002, in conjunction with the issuance of the Unsecured Notes and entrance into the Senior Secured Credit Facility, the Company paid off the then outstanding term loans and revolver under the former credit facility, the bridge notes to affiliates, and settled all but $25 million in notional amount of the interest rate swap agreements.

During the year ended August 31, 2002, the Company recorded a charge to other expense for approximately $2.6 million due to the termination of the interest rate swap agreements and the reclassification of the remaining interest rate swap agreement, representing a notional amount of $25 million, as a trading derivative. The trading derivative was recorded at its fair value, with any changes in fair value being reported in income, and matured in March 2003. The Company recorded a charge to other expense of approximately $0.2 million due to changes in fair value for the year ended August 31, 2002.

As of August 28, 2004 and August 31, 2003, the Company did not have any derivatives in place.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

12.    Commitments and Contingencies

Leases

Certain Company facilities and equipment are leased under agreements expiring at various dates through 2018. The Company’s commitments under the noncancellable portion of all operating and capital leases for each of the five years ending after August 28, 2004 and thereafter are approximately as follows:

Fiscal Year Ending	Operating Expense	Capital
2005	$2,206	$1,387
2006	1,835	1,349
2007	1,322	1,332
2008	817	174
2009	315	—
Thereafter	2,404	—
Interest	—	(297)

	$8,899	$3,945

Some of the Company’s rental property leases contain options to renew the leased space for periods up to an additional ten years.

Lease and rental expense included in the accompanying consolidated statements of operations was $1,407 for the period March 26, 2004 to August 28, 2004 and $2,506 for the period August 31, 2003 to March 25, 2004 and $3,931 and $3,332 for the years ended August 30, 2003 and August 31, 2002, respectively.

The total balance of gross capital lease assets is $5,022 as of August 28, 2004 and $2,797 as of August 30, 2003, with accumulated depreciation of $284 and $292, respectively. Capital lease assets are carried on the balance sheet under machinery and equipment, net and their corresponding liabilities are carried under accrued expenses (short-term portion) and other long-term liabilities (long-term portion). Capital lease liabilities are $3,945 and $2,218 as of August 28, 2004 and August 30, 2003, respectively.

Pending Litigation

On February 11, 2004, Frederick Goldman, Inc. (the “Licensee”) filed an arbitration claim against the Company’s subsidiary, CBI, for an unspecified monetary amount alleging, among other things, that CBI had improperly attempted to convert an exclusive license CBI granted to the Licensee to a non-exclusive license. The arbitration proceedings have concluded with the arbitrator ruling that the Licensee has an exclusive license. In addition, on February 10, 2004, the Licensee commenced a lawsuit in federal district court in New York against CBI alleging that CBI breached the license agreement by granting third parties rights in violation of the Licensee’s exclusive rights under the license agreement. The district court claim seeks injunctive and monetary relief. The Licensee has not specified the exact amount of monetary relief it seeks, but has asked for an amount not less than $10.0 million. CBI intends to defend itself vigorously, and pursue its own claims aggressively, in these proceedings.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

On August 2, 2004, the Company’s subsidiary Taylor Publishing filed a motion in United States Bankruptcy Court, Eastern District of Virginia, Norfolk Division, Case No. 03-75562-SCS to recover certain data and documents pursuant to a teleservices contract between Taylor Publishing and Abacus Communications, LC (“Abacus”), the chapter 11 debtor. Subsequent to court approval of Abacus turning over the documents and data requested, Abacus filed a counterclaim against Taylor Publishing for approximately $840,000 plus interest for unpaid billings that it claims are owed under the teleservices contract with Taylor Publishing. Taylor Publishing denies that it is liable to pay such amount and has asserted that such amounts are in excess of the amounts owed by Taylor Publishing. In the action, Taylor Publishing has also filed a claim against Abacus for damages as a result of Abacus’ refusal to release the data and information. The action is in the discovery stage and the Company is unable to make a determination of the outcome at this time or the range of possible loss or recovery. The Company intends to defend itself vigorously in these proceedings.

The Company is not a party to any other pending legal proceedings other than ordinary routine litigation incidental to its business. In management’s opinion, adverse decisions on legal proceedings, in the aggregate, would not have a materially adverse impact on the Company’s results of operations or financial position.

Employment Contracts

The Company has employment agreements with its executive officers, the terms of which expire at various times through August 2005. Unless terminated, one executive officer’s employment agreement adds one day to the term for each day that passes, and accordingly, there are always two years remaining on the term. The remaining executive officers’ terms will be automatically extended for an additional one year term. Such agreements, which have been revised from time-to-time, provide for minimum salary levels, adjusted annually for cost-of-living changes, as well as for incentive bonuses for a certain executive that are payable if specific management goals are attained. The aggregate commitment for future salaries as of August 28, 2004, excluding bonuses, was approximately $2.4 million.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

13.    Employee Compensation and Benefits

Postretirement Pension and Medical Benefits

CBI provides certain healthcare and life insurance benefits for former employees of the L.G. Balfour (“CBI Plan”). Certain hourly employees of Taylor are covered by a defined benefit pension plan (“TPC Plan”) established by Taylor. The benefits under the CBI Plan and TPC Plan are based primarily on the employees’ years of service and compensation near retirement. The funding policies for these plans are consistent with the funding requirements of federal laws and regulations.

The following table sets forth the funded status of each plan:

	(Succcessor) August 28, 2004		(Predecessor) August 30, 2003
	Taylor pension	CBI post-retirement	Taylor pension	CBI post-retirement
Change in benefit obligation:
Obligation beginning of the year	$14,216	$4,703	$10,851	$3,341
Service cost	86	—	397	—
Interest cost	834	274	781	282
Actuarial loss (gain)	(1,348)	2,816	462	1,609
Benefit payments	(649)	(607)	(542)	(529)
Change in discount rate	525	—	2,267	—

Obligation, end of year	$13,664	$7,186	$14,216	$4,703

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	$9,461	$—	$8,902	$—
Actual return of plan assets	762	—	391	—
Employer contributions	627	607	710	529
Benefit payments	(649)	(607)	(542)	(529)

Fair value of plan assets, end of year	$10,201	$—	$9,461	$—

Plan assets at fair value—
Unfunded accumulated benefit obligation in excess of plan assets	$(3,692)	$(7,185)	$(4,755)	$(4,703)
Unrecognized net loss (gain)	(877)	—	—	1,400
Unrecognized prior service costs	—	—	—	1,731
Contributions from measurement date to period end	230	—	—	—

Accumulated postretirement benefit cost, current and long-term	$(4,339)	$(7,185)	$(4,755)	$(1,572)

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

The net periodic postretirement benefit cost includes the following components:

	(Successor) For the period March 26, 2004 - August 28, 2004		(Predecessor) For the period August 31, 2003 - March 25, 2004		(Predecessor) August 30, 2003		(Predecessor) August 31, 2002
	Taylor pension	CBI post - retirement	Taylor pension	CBI post- retirement	Taylor pension	CBI post- retirement	Taylor pension	CBI post- retirement
Service costs, benefits attributed to Service during the period	$21	$—	$65	$—	$397	$—	$349	$—
Interest cost	207	104	627	170	781	282	729	240
Expected return on assets	(195)	—	(631)	—	(814)	—	(769)	—
Amortization of unrecognized net loss (gain)	—	9	162	83	68	33	1	(2)
Amortization of unrecognized net prior service costs	—	16	—	154	—	291	—	291

Net periodic postretirement benefit cost	$33	$129	$223	$407	$432	$606	$310	$529

Amounts recognized in the consolidated balance sheet are as follows:

	(Successor) August 28, 2004		(Predecessor) August 30, 2003
	Taylor pension	CBI post-retirement	Taylor pension	CBI post-retirement
Accumulated benefit liability	$4,339	$7,185	$4,755	$1,572
Accumulated other comprehensive loss	—	—	(5,150)	—

The weighted average discount rate used in determining the accumulated postretirement benefit obligation for CBI was 3.5 percent for the periods March 26, 2004 to August 28, 2004 and August 31, 2003 to March 25, 2004 and 6.25 percent for the fiscal year ended 2003 and 7.25 percent compounded annually for fiscal year ended 2002. As the plan is unfunded, no assumption was needed as to the long-term rate of return on assets.

For measurement purposes for the CBI plan, a 10 percent annual rate of increase in the per capita cost of covered healthcare benefits was assumed for the periods March 26, 2004 to August 28, 2005 and August 31, 2003 to March 25, 2004 and fiscal year 2003 grading down to 5.5 percent in year 2008 and grading down to 4.5 percent in year 2009, respectively, while in fiscal year 2002, this rate was 5 percent. The healthcare cost trend rate assumption has a significant effect on the amounts reported. Increasing (or decreasing) the assumed healthcare cost trend rate one percentage point in each year would increase (or decrease) the accumulated postretirement benefit obligation by $292, or 4 percent, and by $298, or 6 percent as of August 28, 2004 and August 30, 2003, respectively, and the aggregate of the service and interest cost components of the net periodic postretirement benefit cost by $7, or 7 percent, for the period March 26, 2004 to August 28, 2004, by $11, or 7 percent, for the period August 31, 2003 to March 25, 2004, and by $16, or 6 percent, for the fiscal year ended 2003.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

For measurement purposes for the TPC Plan, the weighted average discount rate used in determining the accumulated postretirement benefit obligation was 6.25 percent as of August 28, 2004 and 5.75 percent as of March 25, 2004 and 6.0 percent as of August 30, 2003 and August 31, 2002; the long-term rate of return on plan assets was 8.0 percent as of August 28, 2004 and 9.0 percent as of March 25, 2004, August 30, 2003, and August 31, 2002; and the annual salary increases were assumed to be 3.25 percent as of August 28, 2004 and March 25, 2004 and 4.5 percent as of August 30, 2003 and August 31, 2002.

The weighted-average asset allocations for TPC Plan as of the measurement date of 2004 and 2003, by asset category, are as follows:

Asset Category	2004	2003	Target
Equity securities	66.0%	60.0%	40.0 – 60.0%
Debt securities	34.0%	40.0%	25.0 – 40.0%
Real estate	—	—	5.0 – 15.0%
Other	—	—	5.0 – 15.0%

	100.0%	100.0%	100.0%

The expected long-term rate of return of the plan’s total assets is based on the expected return of each of the above categories, weighted based on the target allocation for each class. Long-term historical relationships between equity and debt securities are considered, along with the general investment principles for assets of higher volatility generating higher returns over the long-term, and consideration of current market factors such as inflation and interest rates. Equity securities are expected to return 10% to 11% over the long-term, while debt securities are expected to return between 4% and 7%.

The Company’s projected contributions include $1.5 million to the TPC Plan in 2005. The actual amount of contributions is dependent upon the actual return on plan assets. Future benefit payments for the TPC Plan, which reflect expected future service, as appropriate, are expected to be paid as follows for each of the fiscal years ending:

2005	$600
2006	640
2007	660
2008	700
2009	740
2010-2014	4,210

The policy, as established by the Corporate Pension Committee, is to provide for growth of capital with a moderate level of volatility by investing assets per the target allocations stated above for equity and debt securities. Equity investments are diversified across U.S. and non-U.S. stocks as well as growth and value funds with small and large capitalizations. The asset allocation, investment risk, investment performance and the investment policy is reviewed on at least a semi-annual basis to determine if any changes are needed. The Company employs the services of a leading global financial services firm that possesses the necessary specialized research facilities, skilled manpower and expertise to advise on their views of important developments within the economy and securities markets and recommend actions when appropriate, taking into consideration the stated policies and objectives.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

Executive Stock Award

Pursuant to an employment agreement entered into between the Company and its chief executive officer in July 1999, the board of directors authorized the issuance of 5,500 shares of Series A preferred stock to the Company’s chief executive officer as discretionary compensation in August 2001. Accordingly, the Company recorded a compensation charge of approximately $550 related to this award in 2001. These shares were issued to the Company’s chief executive officer during the year ended August 31, 2002. These shares were redeemed as part of the Merger discussed in Note 2.

American Achievement Corporation 401(K) Plan

Effective January 1, 2002, the Taylor 401(K) Plan and the CBI 401(K) Plan were merged into the American Achievement Corporation 401(K) Plan (“Plan”). The plan covers substantially all nonunion employees of the Company. The plan matches 50 percent of participants’ voluntary contributions up to a discretionary percent determined by the Company. The discretionary percentage in effect for the Plan years ended December 31, 2003 and December 31, 2002 was up to 3 percent for hourly employees and up to 4 percent for salaried and office hourly employees. The Company made contributions of approximately $328 for the period March 26, 2004 to August 28, 2004 and $418 for the period August 31, 2003 to March 25, 2004 and $779 for the fiscal year ended August 30, 2003.

14.    Income Taxes

The Company and its wholly-owned and majority owned domestic subsidiaries file a consolidated federal income tax return. The (provision) benefit for income taxes reflected in the consolidated statements of operations consists of the following:

	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
	For the Period Ended		Fiscal Year Ended
	March 26, 2004 - August 28, 2004	August 31, 2003 - March 25, 2004	August 30, 2003	August 31, 2002
Federal—
Current	$—	$—	$—	$1,444
Deferred	(3,867)	—	—	—
State—
Current	(150)	—	(132)	(273)
Deferred	(442)	—	—	—

	$(4,459)	$—	$(132)	$1,171

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

The (provision) benefit for income taxes differs from the amount that would be computed if the income (loss) before income taxes were multiplied by the federal income tax rate (statutory rate) as follows:

	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
	For the Period Ended		Fiscal Year Ended
	March 26, 2004 - August 28, 2004	August 31, 2003 - March 25, 2004	August 30, 2003	August 31, 2002
Computed tax (provision) benefit at statutory rate	$(3,824)	$(1,605)	$(3,705)	$361
State taxes, net of federal benefit	(592)	(272)	(87)	(180)
Change in valuation allowance and other	(43)	1,877	3,660	990

Total income tax (provision) benefit	$(4,459)	—	$(132)	$1,171

Deferred tax assets and liabilities consist of the following:

	August 28, 2004	August 30, 2003
Deferred tax assets
Allowances and reserves	$1,947	$1,979
Net operating loss carryforwards	44,638	28,149
Accrued liabilities and other	8,632	6,390

Total deferred tax assets	55,217	36,518
Less valuation allowance	—	(5,324)

Net deferred tax assets	$55,217	$31,194

Deferred tax liabilities
Depreciation	11,511	7,866
Amortization of intangibles	58,971	23,074
Prepaids and other	414	254

Total deferred tax liabilities	70,896	31,194

Net deferred tax assets (liabilities)	$(15,679)	$—

Short-term deferred tax assets	$10,165	$6,378
Long-term deferred tax liabilities	(25,844)	(6,378)

Net deferred tax assets (liabilities)	$(15,679)	$—

Upon the Merger on March 25, 2004, the Company recorded a net deferred tax liability of approximately $11.4 million due to differences between book and tax basis of acquired assets and assumed liabilities and historical differences between book and tax basis that were previously offset by a valuation allowance. For tax reporting purposes, the Company has a U.S. net operating loss carryforward of approximately $114 million as of August 28, 2004. Utilization of the net operating loss

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

carryforwards is contingent on the Company’s ability to generate income in the future and may be subject to an annual limitation due to the “change in ownership” provisions of the IRC, as amended. The net operating loss carryforwards will expire in various years through 2024 if not previously utilized. The annual limitation may result in the expiration of the net operating losses before utilization.

15.    Stockholders’ Equity

On March 25, 2004, as part of the Merger discussed in Note 2, AAC Holding Corp., the Company’s parent company, issued substantially all of its outstanding equity interests to an investor group led by Fenway Partners for $102.0 million. All previously issued shares of preferred stock or common stock of the Company, and all warrants, options and other rights to acquire preferred stock or common stock of the Company (including the right and option in the employment agreement described below) were redeemed, cancelled or exchanged as part of the Merger discussed in Note 2.

Pursuant to an employment agreement entered into between the Company and its chief executive officer in July 1999, as amended on February 1, 2002, if the Company achieves certain EBITDA targets as defined by the agreement at any point from 2002 through 2004, the chief executive is entitled to receive up to a total of $1 million in face value of the Company’s Series A Preferred Stock. In addition, the plan provided for the immediate issuance of an option to purchase 12,500 shares of the Company’s common stock with a discretionary option to purchase shares. An option to purchase 12,500 shares was granted in 2002 pursuant to this plan. This option was granted at or above fair market value; thus, no compensation expense was recognized. The executive is also entitled to receive discretionary bonuses as directed by the Board of Directors up to $300 annually, all of which is accrued as of August 28, 2004.

Stock-based Compensation Plan

As discussed above, on March 25, 2004, as part of the Merger, all options to acquire preferred stock or common stock of the Company were redeemed, cancelled or exchanged.

During the year ended August 31, 2002, the Company issued an option to purchase 12,500 shares of common stock to an executive where terms of the option are the same as provided for in the Company’s 2000 Stock Option Plan, with the exception that the option vested on the date of grant.

During the year ended August 30, 2003, the Company issued options to employees to purchase 28,500 shares of Common and to a director to purchase 1,059 shares of Common. The weighted average exercise price of these grants were $6.22 per share. A portion of the options, 10,000, vested on the grant date, with the remaining options vesting ratably over a four year period.

No options were granted by the Company during the period August 31, 2003 to March 25, 2004 and during the period March 26, 2004 and August 28, 2004.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

Incentive stock options for 94,859 shares and nonqualified stock options for 2,933 shares of the Company’s common stock were outstanding as of August 30, 2003. The weighted average remaining contractual life of all outstanding options was 7.59 years at August 30, 2003. A summary of the status of the Company’s 2000 Stock Option Plan as of March 25, 2004, August 30, 2003 and August 31, 2002, and changes during the periods then ended are presented below:

	August 30, 2003 to March 25, 2004		August 30, 2003		August 31, 2002
	Shares of Common Stock	Weighted Average Exercise Price	Shares of Common Stock	Weighted Average Exercise Price	Shares of Common Stock	Weighted Average Exercise Price
Outstanding at beginning of period	97,792	$4.50	72,083	$3.86	30,858	$7.02
Granted	—	—	29,559	6.22	41,613	1.51
Exercised	—	—	—	—	—	—
Canceled	(1,138)	3.39	(3,850)	3.18	(388)	7.02
Conversion of options at Merger	(96,654)	—	—	—	—	—

Outstanding at end of period	—	$—	97,792	$4.50	72,083	$3.86

Options exercisable at period-end	—	$—	58,413	$5.08	42,582	$5.40
Weighted average fair value of options granted during the period		$—		$2.64		$0.76

The fair value of each grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in the fiscal years ended 2003 and 2002: dividend yield of nil; expected volatility of 25.00% and 27.99%, respectively; risk-free interest rate of 3.93% and 4.88%, respectively; and expected life of 10 years. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

16.    Related-Party Transactions

Amounts paid under a management agreement with Castle Harlan, Inc. totaled $2,250 for the period August 31, 2003 to March 25, 2004 and $3,000 and $2,638 for the years ended August 30, 2003 and August 31, 2002, respectively.

On March 25, 2004 upon consummation of the Merger, the Company entered into a new management agreement with an affiliate of Fenway Partners pursuant to which the Company, among other things, agreed to pay such affiliate an annual fee equal to the greater of $3.0 million or 5% of the previous fiscal year’s EBITDA (as defined in the agreement). Amounts paid under the new management agreement totaled $800 for the period March 26, 2004 to August 28, 2004.

As of August 28, 2004 and August 30, 2003, the Company had accrued management fees of approximately $500 and $750, respectively.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

17.    Business Segments (Restated)

Previously the Company had aggregated and presented two reportable segments—Scholastic Products and Recognition and Affinity Products. Subsequent to the issuance of the Company’s financial statements for the year ended August 28, 2004, management of the Company determined that it should have disaggregated its segments into five separate segments; namely, Yearbooks, Class Rings, Graduation Products, Achievement Publications and Other. Our operating segments for on campus class rings and retail class rings have been aggregated into the Class Rings segment in accordance with paragraph 26(a) of FAS 131. Accordingly, the following information pertaining to the Company’s operating segments has been restated to present such segment disclosures.

The Company manufactures, markets and sells class rings, yearbooks and graduation products, which includes fine paper products and graduation accessories, to high school, college and, to a lesser extent, elementary and junior high school markets in the United States. The achievement publications segment produces, markets, and sells publications that recognize the achievements of top students at the high school and college levels, as well as the nation’s most inspiring teachers. The other segment consists primarily of jewelry commemorating family events such as the birth of a child, fan affinity jewelry and related products and professional sports championship rings such as World Series rings.

	(Successor)						(Predecessor)
	For the Period March 26, 2004—August 28, 2004						For the Period August 31, 2003—March 25, 2004
	Class Rings	Yearbooks	Graduation Products	Achievement Publications	Other	Total	Class Rings	Yearbooks	Graduation Products	Achievement Publications	Other	Total
Year Ended August 28, 2004
Net sales	$45,980	$91,109	$12,315	$8,266	$9,680	$167,350	$76,545	$20,236	$27,351	$11,690	$10,899	$146,721
Interest expense, net	4,001	3,636	1,296	652	672	$10,257	6,558	5,607	2,124	1,074	1,092	$16,455
Depreciation and amortization	3,407	4,402	1,103	823	609	$10,344	2,784	3,977	902	359	508	$8,530
Segment operating income (loss)	1,552	19,465	(16)	1,884	(1,703)	$21,182	10,278	(6,870)	3,854	4,175	435	$11,872
Capital expenditures	1,645	947	533	279	261	$3,665	2,002	8,880	648	729	534	$12,793
As of August 28, 2004
Goodwill	71,033	64,551	22,996	11,569	11,931	$182,080
Segment assets	213,220	176,097	69,028	37,323	35,318	$530,986

	(Predecessor)
	Class Rings	Yearbooks	Graduation Products	Achievement Publications	Other	Total
Year Ended August 30, 2003
Net sales	$127,624	$105,038	$34,736	$20,122	$20,911	$308,431
Interest expense, net	11,975	9,856	3,259	1,888	1,962	$28,940
Depreciation and amortization	4,124	7,445	1,122	667	791	$14,149
Segment operating income	16,421	10,165	3,783	8,716	753	$39,838
Capital expenditures	3,941	5,500	1,073	19	710	$11,243
As of August 30, 2003
Goodwill	65,630	57,420	17,862	10,297	10,850	$162,059
Segment assets	163,490	128,920	44,498	31,966	26,627	$395,501

	(Predecessor)
	Class Rings	Yearbooks	Graduation Products	Achievement Publications	Other	Total
Year Ended August 31, 2002
Net sales	$125,174	$108,942	$34,053	$16,193	$20,016	$304,378
Interest expense, net	10,703	9,315	2,912	1,385	1,711	$26,026
Depreciation and amortization	6,233	8,214	1,696	2,440	1,129	$19,712
Segment operating income (loss)	11,057	4,732	2,143	5,422	(1,258)	$22,096
Capital expenditures	4,079	8,108	1,110	81	869	$14,247

AAC GROUP HOLDING CORP. AMERICAN ACHIEVEMENT CORPORATION

Condensed Consolidated Balance Sheets (In thousands) (unaudited)

	AAC Group Holding Corp.	American Achievement Corporation
		(Successor)
	May 28, 2005	May 28, 2005
ASSETS
Current assets:
Cash and cash equivalents	$3,978	$3,748
Accounts receivable, net	71,581	71,581
Inventories, net	22,724	22,724
Prepaid expenses and other current assets, net	32,774	32,774

Total current assets	131,057	130,827
Property, plant and equipment, net	76,243	76,243
Goodwill and other intangible assets, net	339,115	335,851
Other assets	3,378	3,378

Total assets	$549,793	$546,299

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Bank overdraft	$6,267	$6,267
Accounts payable	10,044	10,044
Customer deposits	35,861	35,861
Accrued expenses	35,217	35,198
Deferred revenue	210	210
Accrued interest	2,857	2,857
Current portion of long-term debt	1,550	1,550

Total current liabilities	92,006	91,987
Long-term debt, net of current portion	386,717	292,423
Deferred income taxes	31,744	33,354
Other long-term liabilities	8,485	8,485

Total liabilities	518,952	426,249
Commitments and contingencies
Stockholders’ equity:
Common stock	5	—
Additional paid-in capital	16,491	102,046
Accumulated earnings	14,345	18,004

Total stockholders’ equity	30,841	120,050

Total liabilities and stockholders’ equity	$549,793	$546,299

The accompanying notes are an integral part of these condensed consolidated financial statements.

AAC GROUP HOLDING CORP. AMERICAN ACHIEVEMENT CORPORATION

Condensed Consolidated Statements of Operations (In thousands) (unaudited)

	AAC Group Holding Corp.	American Achievement Corporation
		(Successor)	(Successor)	(Predecessor)
	For the three months ended	For the three months ended	For the period
	May 28, 2005	May 28, 2005	March 26, 2004 - May 29, 2004	February 29, 2004- March 25, 2004
Net sales	$137,123	$137,123	$114,621	$20,275
Cost of sales	56,527	56,527	55,088	8,275

Gross profit	80,596	80,596	59,533	12,000
Selling, general and administrative expenses	43,928	43,928	34,559	10,622

Operating income	36,668	36,668	24,974	1,378
Interest expense	8,776	6,309	4,572	2,557

Income (loss) before income taxes	27,892	30,359	20,402	(1,179)
Provision for income taxes	12,299	12,144	7,957	—

Net income (loss)	15,593	18,215	12,445	(1,179)
Preferred dividends	—	—	—	(100)

Net income (loss) applicable to common stockholders	$15,593	$18,215	$12,445	$(1,279)

The accompanying notes are an integral part of these condensed consolidated financial statements.

AAC GROUP HOLDING CORP. AMERICAN ACHIEVEMENT CORPORATION

Condensed Consolidated Statements of Operations (In thousands) (unaudited)

	AAC Group Holding Corp.	American Achievement Corporation
		(Successor)	(Successor)	(Predecessor)
	For the nine months ended	For the nine months ended	For the period
	May 28, 2005	May 28, 2005	March 26, 2004 - May 29, 2004	August 31, 2003 - March 25, 2004
Net sales	$259,228	$259,228	$114,621	$146,721
Cost of sales	106,993	106,993	55,088	59,857

Gross profit	152,235	152,235	59,533	86,864
Selling, general and administrative expenses	115,208	115,208	34,559	74,992

Operating income	37,027	37,027	24,974	11,872
Interest expense	23,066	17,797	4,572	16,455

Income (loss) before income taxes	13,961	19,230	20,402	(4,583)
Provision for income taxes	6,082	7,692	7,957	—

Net income (loss)	7,879	11,538	12,445	(4,583)
Preferred dividends	—	—	—	(700)

Net income (loss) applicable to common stockholders	$7,879	$11,538	$12,445	$(5,283)

The accompanying notes are an integral part of these condensed consolidated financial statements.

AAC GROUP HOLDING CORP. AMERICAN ACHIEVEMENT CORPORATION

Condensed Consolidated Statements of Cash Flows (In thousands) (unaudited)

	AAC Group Holding Corp.	American Achievement Corporation
		(Successor)	(Successor)	(Predecessor)
	For the nine months ended	For the nine months ended	For the period
	May 28, 2005	May 28, 2005	March 26, 2004 - May 29, 2004	August 31, 2003 - March 25, 2004
Cash flows from operating activities:
Net income (loss)	$7,879	$11,538	$12,445	$(4,583)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	18,975	18,975	4,087	8,530
Amortization of debt discount and deferred financing fees	6,422	1,153	251	1,197
Provision (recovery) for doubtful accounts	574	574	1,088	(144)
Changes in assets and liabilities:
Accounts receivable	(28,834)	(28,834)	(31,952)	2,758
Inventories, net	299	299	24,905	(18,963)
Prepaid expenses and other current assets, net	3,621	3,621	497	2,573
Other assets	(4,114)	(606)	421	(959)
Customer deposits	18,054	18,054	(29,979)	42,763
Deferred revenue	(5,293)	(5,293)	(2,579)	(2,235)
Accounts payable, accrued expenses, and other long-term liabilities	5,574	7,165	11,870	9,290

Net cash provided by (used in) operating activities	23,157	26,646	(8,946)	40,227

Cash flows from investing activities:
Purchases of property, plant and equipment	(9,755)	(9,755)	(1,428)	(12,793)
Acquisition, net of cash acquired	—	—	—	(109,406)

Net cash used in investing activities	(9,755)	(9,755)	(1,428)	(122,199)

Cash flows from financing activities:
Payments on revolver	(28,950)	(28,950)	—	(9,500)
Proceeds on common stock issuance	—	—	—	102,046
Proceeds on term loan	—	—	—	155,000
Proceeds from 8 1/4% senior subordinated notes	—	—	—	150,000
Proceeds from credit facility revolver	33,450	33,450	400	2,000
Redemption of common and preferred stock	—	—	—	(95,368)
Redemption of 11% senior subordinated notes	—	—	—	(41,355)
Redemption of 11 5/8% senior unsecured notes	(6,075)	(6,075)	—	(170,925)
Payments on term loan	(15,140)	(15,140)	—	—
Proceeds from 10 1/4% notes	89,269	—	—	—
Distribution to stockholders	(85,550)	—	—	—
Change in bank overdraft	534	534	2,800	(2,396)

Net cash provided by (used in) financing activities	(12,462)	(16,181)	3,200	89,502

Net increase (decrease) in cash and cash equivalents	940	710	(7,174)	7,530
Cash and cash equivalents, beginning of period	3,038	3,038	9,265	1,735

Cash and cash equivalents, end of period	$3,978	$3,748	$2,091	$9,265

Supplemental disclosure
Cash paid during the period for:
Interest	$20,939	$20,939	$—	$18,873

Income taxes	$199	$199	$20	$178

Supplemental Disclosure of noncash financing activities
Accrued preferred stock dividends	$—	$—	$—	$700

The accompanying notes are an integral part of these condensed consolidated financial statements.

AAC GROUP HOLDING CORP. AMERICAN ACHIEVEMENT CORPORATION

Condensed Consolidated Statements of Stockholders’ Equity (In thousands, except share data) (unaudited)

AAC Group Holding Corp.	Common Stock		Additional Paid-in Capital	Accumulated earnings	Total
	Shares	Amount
Balance, August 28, 2004	—	$—	$—	$—	$—
Issuance of common stock, $.01 par value, 1,250,000 shares authorized	1,015,426	$10	$102,036	$6,466	$108,512
Distribution to stockholders	(509,966)	(5)	(85,545)	—	(85,550)
Net income	—	—	—	7,879	7,879

Balance, May 28, 2005	505,460	$5	$16,491	$14,345	$30,841

American Achievement Corporation	Common Stock		Additional Paid-in Capital	Accumulated earnings	Total

	Shares	Amount
Balance, August 28, 2004 (Successor) $.01 par value, 1,000 shares authorized	100	$—	$102,046	$6,466	$108,512
Net income	—	—	—	11,538	11,538

Balance, May 28, 2005 (Successor)	100	$—	$102,046	$18,004	$120,050

The accompanying notes are an integral part of these condensed consolidated financial statements.

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements

(Dollars in thousands, unless otherwise stated)

(unaudited)

1.    Summary of Significant Accounting Policies

Consolidation

The unaudited condensed consolidated financial statements of AAC Group Holding Corp. (“Group Holdings”) include the accounts of its wholly-owned subsidiary, American Achievement Corporation (“AAC,” a separate public reporting company, together with Group Holdings, the “Company”). Group Holdings was formed on November 8, 2004. On November 16, 2004, the stockholders of AAC Holding Corp. participated in an exchange, pursuant to which they exchanged their shares of common stock in AAC Holding Corp. for a like amount of shares in Group Holdings. Following the exchange, AAC Holding Corp. became a wholly-owned subsidiary of Group Holdings.

On November 16, 2004, Group Holdings issued $131.5 million aggregate principal amount at maturity of 10 1/4% senior discount notes due 2012 (the “10 1/4% Notes”) , generating net proceeds of $89.3 million. Group Holdings is the sole obligor of these notes. The net proceeds of this offering were used as a distribution to stockholders through the repurchase of shares of Group Holdings’ common stock from its stockholders. Other than this debt obligation, related deferred issuance costs and associated accrued liabilities, and related interest expense, net of taxes, all other assets, liabilities, income expenses and cash flows presented for all periods represent those of Group Holdings’ wholly-owned indirect subsidiary AAC and the direct and indirect subsidiaries of AAC. Group Holdings’ only direct subsidiary is AAC Holding Corp., whose sole asset is AAC. All significant intercompany accounts and transactions have been eliminated in consolidation. AAC and Group Holdings are treated as entities under common control and therefore, the statements of operations and cash flows presented for Group Holdings combine the results of AAC to the beginning of the period presented.

The accompanying unaudited condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes the disclosures are adequate to make the information presented not misleading. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations for the periods presented have been included. Operating results for the three months and nine months ended May 28, 2005 are not necessarily indicative of the results that may be expected for the fiscal year ending August 27, 2005. Accordingly, the interim condensed consolidated financial statements and accompanying notes included herein should be read in conjunction with the consolidated financial statements for the year ended August 28, 2004 included in AAC’s Report on Form 10-K/A (File No. 333-84294) filed on August 5, 2005.

Unless separately stated, the notes herein relate to both Group Holdings and AAC.

Effective January 30, 2004, AAC acquired the assets of C-B Graduation Announcements, LLC, a producer of personalized graduation announcements and related accessories (the “C-B Announcements Acquisition”). The maximum purchase price payable in connection with this acquisition is approximately $5.9 million in cash, of which approximately $5.0 million was paid at closing (including

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands, unless otherwise stated)

(unaudited)

$1.0 million placed in escrow), with the escrowed amount and balance of the purchase price to be paid upon achieving certain financial targets. The C-B Announcements Acquisition was accounted for using the purchase method of accounting. The results of operations of the C-B Announcements Acquisition have been included in the Company’s consolidated results of operations since the date of acquisition.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Stock-Based Compensation

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148 (“SFAS 148”), “Accounting for Stock-Based Compensation --Transition and Disclosure an amendment of FASB Statement No. 123.” The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees” and complies with the disclosure provisions of SFAS 123, as amended by SFAS 148. Had compensation expense for the employee stock plans been determined based on the fair value at the grant date for options granted consistent with the provisions of SFAS 123, as amended by SFAS 148, the Company’s pro forma net income (loss) would not have been materially impacted. No options were granted during the three months and nine months ended May 28, 2005 or the three months and nine months ended May 29, 2004.

2.    Merger

On March 25, 2004, AAC Acquisition Corp., a wholly-owned subsidiary of AAC Holding Corp., merged with and into AAC, with AAC continuing as the surviving corporation and a wholly-owned subsidiary of AAC Holding Corp (the “Merger”).

The Merger was financed by a cash equity investment in AAC Holding Corp. by an investor group led by Fenway Partners of $102.0 million, the borrowing by AAC of $155.0 million under a seven-year term loan and $2.0 million under a nine-year revolving loan, each under AAC’s senior secured credit facility and the issuance by AAC of $150.0 million aggregate principal amount of 8 1/4 % senior subordinated notes due 2012 (the “8 1/4% Notes”) . Proceeds of these financing arrangements were used to redeem the outstanding Series A Preferred Stock of AAC, refinance AAC’s existing indebtedness, including the redemption of $41.4 million of AAC’s then outstanding 11% senior notes due 2007 (the “11% Notes”) and completion of a debt tender offer to acquire all of AAC’s existing 11 5/8% senior unsecured notes due 2007 (the “11 5/8% Notes”), and pay transaction costs and expenses. Pursuant to the debt tender offer, AAC retired $170.9 million of the 11 5/8% Notes for an aggregate of $193.8 million and eliminated substantially all of the restrictive covenants associated with

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands, unless otherwise stated)

(unaudited)

such notes. The tender for the $177.0 million 11 5/8% Notes and the $41.4 million 11% Notes was the direct result of the Merger. The consummation of the Merger was subject to the consent and a debt tender offer to acquire these notes. The subsequent tender offer costs and early redemption expenses of the debt directly related to the cost of the transaction and was included as part of the purchase price. In addition, as part of the Merger, AAC terminated its former senior secured credit facility and terminated its management contract with its previous owners. AAC also entered into an amendment of its existing gold consignment agreement and entered into a new management agreement with an affiliate of Fenway Partners.

Beginning on March 26, 2004, AAC accounted for the Merger as a purchase in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) 141, “Business Combinations,” which results in a new valuation for the assets and liabilities of AAC based upon the fair values as of the date of the Merger. As required under SEC Staff Accounting Bulletin No. 54, “Push Down Basis of Accounting Required in Certain Limited Circumstances,” AAC has reflected all applicable purchase accounting adjustments in the consolidated financial statements covering periods subsequent to the Merger. As required, AAC has established a new basis for assets and liabilities based on the amount paid for ownership at March 25, 2004. Accordingly, the purchase price of $419.2 million was allocated to the assets and liabilities based on their relative fair values.

The purchase price was as follows:

Purchase price		$419,200
Assets acquired	197,714
Liabilities assumed	(125,731)

Net assets acquired		71,983

Excess purchase price over net assets acquired		$347,217

Subsequent to the issuance of the Company’s 2004 financial statements, management determined that assets acquired required restatement in the above table to remove goodwill and intangible assets reflected in the pre-Merger consolidated financial statements. Previously reported assets acquired was $422,456. This correction had no impact on the purchase price or the purchase price allocation in the table below.

AAC has allocated the purchase price in the Merger as follows:

Current assets	$123,407
Property, plant and equipment	78,301
Goodwill	181,361
Intangible assets	157,928
Other assets	15,390
Current liabilities	(116,102)
Deferred income taxes	(12,043)
Other long-term liabilities	(9,042)

Total purchase price	$419,200

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands, unless otherwise stated)

(unaudited)

As a result of the Merger, AAC has reflected pre-Merger periods from February 29, 2004 to March 25, 2004 and August 31, 2003 to March 25, 2004 (“Predecessor”) and post-Merger periods from March 26, 2004 to May 29, 2004 and three months ended and nine months ended May 28, 2005 (“Successor”) in its condensed consolidated financial statements.

During the three months ended May 28, 2005, AAC recognized in its consolidated statements of operations approximately $3.0 million of amortization expense of intangible assets as selling, general and administrative expenses, as compared to approximately $2.0 million for the period from March 26, 2004 to May 29, 2004 and $0.1 million for the period February 29, 2004 to March 25, 2004. During the nine months ended May 28, 2005, amortization expense was approximately $8.9 million as compared to approximately $2.0 million for the period from March 26, 2004 to May 29, 2004 and $1.1 million for the period August 31, 2003 to March 25, 2004.

3. Goodwill and Other Intangible Assets

Goodwill

For Group Holdings, the carrying amount of goodwill was $182,399 as of May 28, 2005. Since the date of the Merger, goodwill increased due to finalization of previously estimated transaction costs associated with professional services. For AAC, the carrying amount of goodwill was $182,399 as of May 28, 2005. Since the date of the Merger, goodwill increased due to finalization of previously estimated transaction costs associated with professional services.

Other Intangible Assets

For Group Holdings, other intangible assets consisted of the following:

	Estimated Useful Life	Gross Asset	Accumulated Amortization	Net Asset
At May 28, 2005
Trademarks	Indefinite	$50,095	$—	$50,095
Deferred financing costs and other	7 to 8 years	14,620	(1,990)	12,630
Patents	14 to 17 years	7,317	(518)	6,799
Customer lists and distribution contracts	3 to 12 years	100,516	(13,324)	87,192

		$172,548	$(15,832)	$156,716

For Group Holdings, total amortization on other intangible assets was $3,452 and $10,266 for the three and nine months ended May 28, 2005, respectively, of which amortization on deferred financing costs is recorded as interest expense using the effective interest rate method and amortization on patents and customer lists and distribution contracts is recorded as amortization expense. Estimated annual amortization expense for fiscal years ended 2005 through 2009 is approximately $13.8 million each year.

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands, unless otherwise stated)

(unaudited)

For AAC, other intangible assets consisted of the following:

	Estimated Useful Life	Gross Asset	Accumulated Amortization	Net Asset
At May 28, 2005 (Successor)
Trademarks	Indefinite	$50,095	$—	$50,095
Deferred financing costs and other	7 to 8 years	11,112	(1,746)	9,366
Patents	14 to 17 years	7,317	(518)	6,799
Customer lists and distribution contracts	3 to 12 years	100,516	(13,324)	87,192

		$169,040	$(15,588)	$153,452

For AAC, total amortization on other intangible assets was $3,341 for the three months ended May 28, 2005 and $2,227 for the period March 26, 2004 to May 29, 2004 and $285 for the period February 29, 2004 to March 25, 2004. Total amortization on other intangible assets was $10,022 for the nine months ended May 28, 2005 and $2,227 for the period March 26, 2004 to May 29, 2004 and $2,156 for the period August 31, 2003 to March 25, 2004. Amortization on deferred financing costs is recorded as interest expense using the effective interest rate method and amortization on patents and customer lists and distribution contracts is recorded as amortization expense. Estimated annual amortization expense for fiscal years ended 2005 through 2009 is approximately $13.4 million each year.

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands, unless otherwise stated)

(unaudited)

4. Comprehensive Income (Loss)

Unrecognized losses on accrued minimum pension liabilities are included in other comprehensive income (loss). The following amounts were included in determining comprehensive income (loss):

	AAC Group Holding Corp.	American Achievement Corporation
		(Successor)	(Successor)	(Predecessor)
	For the three months ended	For the three months ended	For the period
	May 28, 2005	May 28, 2005	March 26, 2004 - May 29, 2004	February 29, 2004 - March 25, 2004
Net income (loss)	$15,593	$18,215	$12,445	$(1,179)
Adjustment in minimum pension liability	—	—	—	6

Total comprehensive income (loss)	$15,593	$18,215	$12,445	$(1,185)

	AAC Group Holding Corp.	American Achievement Corporation
		(Successor)	(Successor)	(Predecessor)
	For the nine months ended	For the nine months ended	For the period
	May 28, 2005	May 28, 2005	March 26, 2004 - May 29, 2004	August 31, 2003 - March 25, 2004
Net income (loss)	$7,879	$11,538	$12,445	$(4,583)
Adjustment in minimum pension liability	—	—	—	40

Total comprehensive income (loss)	$7,879	$11,538	$12,445	$(4,623)

5. Inventories, Net

A summary of inventories, net is as follows:

	AAC Group Holding Corp.	American Achievement Corporation
		(Successor)
	May 28, 2005	May 28, 2005
Raw materials	$9,852	$9,852
Work in process	7,335	7,335
Finished goods	6,531	6,531
Less — Reserves	(994)	(994)

	$22,724	$22,724

For Group Holdings, cost of sales includes depreciation and amortization of $2,213 and $6,996 for the three months and nine months ended May 28, 2005, respectively.

For AAC, cost of sales includes depreciation and amortization of $2,213 for the three months ended May 28, 2005 and $1,510 for the period March 26, 2004 to May 29, 2004 and $721 for the period February 29, 2004 to March 25, 2004. For AAC, cost of sales includes depreciation and

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands, unless otherwise stated)

(unaudited)

amortization of $6,996 for the nine months ended May 28, 2005 and $1,510 for the period March 26, 2004 to May 29, 2004 and $5,062 for the period August 31, 2003 to March 25, 2004.

6. Prepaid Expenses and Other Current Assets, Net

For Group Holdings, prepaid expenses and other current assets, net include reserves on sales representative advances of $3,418 at May 28, 2005.

For AAC, prepaid expenses and other current assets, net include reserves on sales representative advances of $3,418 at May 28, 2005.

7. Long-term Debt

Long-term debt consisted of the following:

	AAC Group Holding Corp.	American Achievement Corporation
		(Successor)
	May 28, 2005	May 28, 2005
10 1/4% Senior discount notes due 2012 (net of unamortized discount of $37,206)	$94,294	$—
8 1/4% Senior subordinated notes due 2012	150,000	150,000
11 5/8% Senior unsecured notes due 2007 (net of unamortized discount of $30)	—	—
Senior secured credit facility:
Revolving credit facility due 2010	4,500	4,500
Term loan due 2011	139,473	139,473

Total	388,267	293,973
Less current portion of long-term debt	(1,550)	(1,550)

Total long-term debt	$386,717	$292,423

10 1/4% Senior Discount Notes

On November 16, 2004 Group Holdings issued the 10 1/4% Notes. The net proceeds of this offering were used as a distribution to stockholders through the repurchase of shares of Group Holdings’ common stock from its stockholders. Group Holdings was formed on November 8, 2004 and has no operations separate from its ownership in AAC. Interest accrues on the 10 1/4% Notes in the form of an increase in the accreted value of the notes prior to October 1, 2008. Thereafter, cash interest on the 10 1/4% Notes will accrue and be payable semiannually in arrears on April 1 and October 1 of each year, commencing April 1, 2009 at a rate of 10 1/4% per annum. Group Holdings has no independent operating assets or liabilities other than its investment in AAC.

At any time on or after October 1, 2008, Group Holdings may redeem the 10 1/4% Notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus a premium, declining ratably to par, plus accrued and unpaid interest. At any time on or prior to October 1, 2007, Group

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands, unless otherwise stated)

(unaudited)

Holdings may redeem up to 35% of the aggregate accreted value of the 10 1/4% Notes with the proceeds of qualified equity offerings at a redemption price equal to 110.25% of the accreted value.

If a change in control as defined in the indenture relating to the 10 1/4% Notes occurs prior to October 1, 2008, Group Holdings must give the holders of the 10 1/4% Notes the opportunity to sell their 10 1/4% Notes to Group Holdings at 101% of the accreted value of the 10 1/4% Notes, plus accrued interest. If a change in control as defined in the indenture relating to the 10 1/4% Notes occurs following October 1, 2008, Group Holdings must give the holders of the 10 1/4% Notes the opportunity to sell their 10 1/4% Notes to Group Holdings at 101% of the aggregate principal amount at maturity of the 10 1/4% Notes, plus accrued interest.

Additionally, the terms of the 10 1/4% Notes limit Group Holdings’ ability to, among other things, incur additional indebtedness, dispose of assets, make acquisitions, make other investments, pay dividends and make various other payments. The terms also include cross-default provisions to the indenture governing the 8 1/4% Notes and the Senior Secured Credit Facility. As of May 28, 2005, Group Holdings was in compliance with all such provisions.

8 1/4% Senior Subordinated Notes

On March 25, 2004, AAC issued the 8 1/4% Notes. The 8 1/4% Notes bear interest at a stated rate of 8 1/4%. The 8 1/4% Notes are unsecured senior subordinated obligations and are subordinated in right of payment to all of AAC’s existing and future senior indebtedness, including obligations under AAC’s senior secured credit facility, pari passu in right of payment with any of AAC’s future senior subordinated indebtedness and senior in right of payment to any of AAC’s future subordinated indebtedness. The 8 1/4% Notes are guaranteed by certain of AAC’s existing domestic subsidiaries, and will be guaranteed by certain of AAC’s future domestic subsidiaries. The guarantees are subordinated in right of payment to all existing and future senior indebtedness of the applicable guarantor, pari passu in right of payment with any future senior subordinated debt of such guarantor and senior in right of payment to any future subordinated indebtedness of such guarantor.

AAC may not redeem the 8 1/4% Notes until on or after April 1, 2008, except that AAC, in connection with certain equity offerings, may redeem up to 35 percent of the 8 1/4% Notes before April 1, 2007 as long as (a) AAC pays a specified percentage of the principal amount of the 8 1/4% Notes, plus interest, (b) AAC redeems the 8 1/4% Notes within 90 days of completing a public equity offering and (c) at least 65 percent of the aggregate principal amount of the 8 1/4% Notes originally issued remains outstanding afterward.

If a change in control as defined in the indenture relating to the 8 1/4% Notes occurs, AAC must give the holders of the 8 1/4% Notes the opportunity to sell their 8 1/4% Notes to AAC at 101% of the principal amount of the 8 1/4% Notes, plus accrued interest.

The 8 1/4% Notes contain customary negative covenants and restrictions on actions by AAC and its subsidiaries including, without limitation, restrictions on additional indebtedness, investments, asset dispositions outside the ordinary course of business, liens, and transactions with affiliates, among other restrictions included in the indenture governing the 8 1/4% Notes. In addition, the 8 1/4% Notes contain covenants, which restrict the declaration or payment of dividends by AAC and/or its subsidiaries (as

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands, unless otherwise stated)

(unaudited)

defined in the indenture governing the 8 1/4% Notes). AAC was in compliance with the 8 1/4% Notes’ covenants as of May 28, 2005.

11 5/8% Senior Unsecured Notes

On February 20, 2002, AAC issued the 11 5/8% Notes. The 11 5/8% Notes bear interest at a stated rate of 11 5/8%. The 11 5/8% Notes were issued at a discount of 0.872% resulting in net proceeds of approximately $175.5 million before considering financing costs. The effective rate of the 11 5/8% Notes after discount is approximately 13.0%. The 11 5/8% Notes rank pari passu with AAC’s existing and future senior indebtedness, including obligations under AAC’s senior secured credit facility. The 11 5/8% Notes are guaranteed by AAC’s domestic subsidiaries, and the guarantees rank pari passu with the existing 8 1/4% Notes and future senior debt of AAC and its subsidiaries. The 11 5/8% Notes and the guarantees on the 11 5/8% Notes are effectively subordinated to any of AAC’s secured debt.

On March 25, 2004, pursuant to the debt tender offer for the 11 5/8% Notes described in Note 2, AAC retired $170.9 million of outstanding 11 5/8% Notes for an aggregate $193.8 million and eliminated substantially all of the restrictive covenants associated with such notes.

On May 15, 2005, the Company redeemed the remaining outstanding $6.1 million of 11 5/8% Notes. In accordance with the indenture governing the 11 5/8% Notes, the redemption price was 105.813% of the principal amount of notes redeemed, plus accrued and unpaid interest.

11% Senior Subordinated Notes

Commemorative Brands, Inc.’s (“CBI”) 11% Notes were scheduled to mature on January 15, 2007. On March 25, 2004, as discussed in Note 2, AAC redeemed all of the outstanding 11% Notes for an aggregate of $42.1 million. The tender for the $177.0 million 11 5/8% Notes and the $41.4 million 11% Notes was the direct result of the Merger. The consummation of the Merger was subject to the consent and a debt tender offer to acquire these notes. The subsequent tender offer costs and early redemption expenses of the debt directly related to the cost of the transaction and was included as part of the purchase price.

Senior Secured Credit Facility

In conjunction with the consummation of the Merger, on March 25, 2004, AAC entered into a $195.0 million senior credit facility (the “Senior Credit Facility”) which includes a $155.0 million term loan and up to $40.0 million available under a revolving credit facility. The Senior Credit Facility is secured by a first priority security interest in all existing and after-acquired assets of AAC, and certain of AAC’s direct and indirect domestic subsidiaries’ existing and after-acquired assets, including, without limitation, real property and all of the capital stock owned by AAC Holding Corp. and certain of AAC’s direct and indirect domestic subsidiaries (including certain capital stock of their direct foreign subsidiaries only to the extent permitted by applicable law). As of May 28, 2005, assets of AAC subject to lien under the Senior Credit Facility were approximately $360.9 million. All of AAC’s obligations under the Senior Credit Facility are fully and unconditionally guaranteed by AAC Holding Corp. and certain of AAC’s direct and indirect domestic subsidiaries.

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands, unless otherwise stated)

(unaudited)

The term loan of the Senior Credit Facility is due in March 2011. Quarterly payments of $388 are made through 2011. The term loan has an interest rate based on the prime rate, plus points based on a calculated leverage ratio.

During the nine months ended May 28, 2005, the Company paid down $15.1 million of the term loan of the Senior Credit Facility, of which $1.1 million were three mandatory quarterly payments.

The revolving credit facility matures in March 2010. Availability under the revolving credit facility is restricted to a total revolving commitment of $40 million as defined in the credit agreement governing the Senior Credit Facility. Availability under the revolving credit facility as of May 28, 2005 was approximately $33.6 million with $4.5 million of borrowings and $1.9 million in letters of credit outstanding.

Advances under the revolving credit facility may be made as base rate loans or LIBOR loans at AAC’s election (except for the initial loans which were base rate loans). Interest rates payable upon advances are based upon the base rate or LIBOR depending on the type of loan AAC chooses, plus an applicable margin based upon a consolidated leverage ratio of certain outstanding indebtedness to EBITDA (net income (loss) before interest expense, income taxes, depreciation and amortization) to be calculated in accordance with the terms specified in the credit agreement governing the Senior Credit Facility.

The Senior Credit Facility and the indenture governing the 8 1/4% Notes each contain restrictions on the ability of AAC to pay dividends and make certain other payments to AAC Holding Corp. Pursuant to each arrangement, AAC may, subject to certain limitations, pay dividends or make such payments in connection with (i) repurchases of certain capital stock of AAC Holding Corp. and (ii) the payment by AAC Holding Corp. of taxes, costs and other expenses required to maintain its legal existence and legal, accounting and other overhead costs in the ordinary course of business.

AAC was in compliance with the Senior Credit Facility’s covenants as of May 28, 2005.

Group Holdings’ weighted average interest rate on debt outstanding as of May 28, 2005 was 7.6%.

AAC’s weighted average interest rate on debt outstanding as of May 28, 2005 was 6.8%.

AAC’s management believes the carrying amount of long-term debt approximates fair value as of May 28, 2005, based upon current rates offered for debt with the same or similar debt terms.

8. Commitments and Contingencies

Pending Litigation

On February 11, 2004, Frederick Goldman, Inc. (the “Licensee”) filed an arbitration claim against AAC’s subsidiary, CBI, for an unspecified monetary amount alleging, among other things, that CBI had improperly attempted to convert an exclusive license CBI granted to the Licensee to a non-exclusive license. The arbitration proceedings have concluded with the arbitrator ruling that the Licensee has an

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands, unless otherwise stated)

(unaudited)

exclusive license. In addition, on February 10, 2004, the Licensee commenced a lawsuit in federal district court in New York against CBI alleging that CBI breached the license agreement by granting third parties rights in violation of the Licensee’s exclusive rights under the license agreement. The district court claim seeks injunctive and monetary relief. The Licensee has not specified the exact amount of monetary relief it seeks, but has asked for an amount not less than $10.0 million. CBI intends to defend itself vigorously, and pursue its own claims aggressively, in these proceedings.

On August 2, 2004, AAC’s subsidiary Taylor Publishing Company (“Taylor”) filed a motion in United States Bankruptcy Court, Eastern District of Virginia, Norfolk Division, Case No. 03-75562-SCS to recover certain data and documents pursuant to a teleservices contract between Taylor and Abacus Communications, LC (“Abacus”), the chapter 11 debtor. Subsequent to court approval of Abacus turning over the documents and data requested, Abacus filed a counterclaim against Taylor for approximately $840,000 plus interest for unpaid billings that it claims are owed under the teleservices contract with Taylor. In February 2005, the Company reached a settlement with Abacus which did not have a material impact on the Company’s financial position.

The Company is not a party to any other pending legal proceedings other than ordinary routine litigation incidental to its business. In management’s opinion, adverse decisions on legal proceedings, in the aggregate, would not have a materially adverse impact on the Company’s results of operations or financial position.

Gold Consignment Agreement

Under AAC’s gold consignment financing arrangement, AAC has the ability to have on consignment the lowest of the dollar value of 27,000 troy ounces of gold, $14.2 million or a borrowing base, determined based upon a percentage of gold located at AAC’s facilities and other approved locations, as specified by the agreement. AAC expensed consignment fees of $90 for the three months ended May 28, 2005 and $69 for the period from February 29, 2004 to March 25, 2004 and $26 for the period from March 26, 2004 to May 29, 2004. AAC expensed consignment fees of $264 for the nine months ended May 28, 2005 and $180 for the period from August 31, 2003 to March 25, 2004 and $69 for the period from March 26, 2004 to May 29, 2004. Under the terms of the consignment arrangement, AAC does not own the consigned gold nor does it have risk of loss related to such inventory until the money is received by the bank from AAC in payment for the gold purchased. Accordingly, AAC does not include the value of consigned gold in its inventory or the corresponding liability for financial statement purposes. As of May 28, 2005, AAC held approximately 20,930 ounces of gold valued at $8.8 million, on consignment. The gold consignment agreement does not have a stated period and it can be terminated by either party upon 60 days written notice.

9. Income Taxes

The Company has recognized a net deferred tax liability. AAC has an effective rate of 40% for the three and nine months ended May 28, 2005 to represent an estimated federal and state income tax

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands, unless otherwise stated)

(unaudited)

provision. Group Holdings has an effective rate of 45% for the three and nine months ended May 28, 2005 to represent an estimated federal and state income tax provision and the non-deductibility of a portion of its interest on high-yield debt.

10. Stockholders’ Equity

Pursuant to an employment agreement entered into between AAC and its chief executive officer in July 1999, as amended on February 1, 2002, the executive is entitled to receive discretionary bonuses as directed by the Board of Directors up to $300 annually, of which $110 was accrued as of May 28, 2005.

On March 25, 2004, as part of the Merger discussed in Note 2, AAC’s parent company issued substantially all of its outstanding equity interests to an investor group led by Fenway Partners for $102.0 million. All previously issued shares of preferred stock or common stock of AAC, and all warrants, options and other rights to acquire preferred stock or common stock of AAC (including the right and option in the employment agreement described above) were redeemed, cancelled or exchanged as part of the Merger discussed in Note 2.

11. Postretirement Pension and Medical Benefits

CBI provides certain healthcare and life insurance benefits for former employees of the L.G. Balfour Company who retired prior to December 31, 1990. Certain hourly employees of Taylor are covered by a defined benefit pension plan (“TPC Plan”) established by Taylor. The benefits under the CBI and TPC Plans are based primarily on the employees’ years of service and compensation near retirement. The funding policies for these plans are consistent with the funding requirements of federal laws and regulations.

The net periodic postretirement benefit cost (income), include the following components:

	American Achievement Corporation
	(Successor)		(Successor)		(Predecessor)
	For the three months ended		For the period
	May 28, 2005		March 26, 2004 - May 29, 2004		February 29, 2004 - March 25, 2004
	Taylor pension	CBI post- retirement	Taylor pension	CBI post- retirement	Taylor pension	CBI post- retirement
Service costs, benefits attributed to Service during the period	$19	$—	$14	$—	$7	$—
Interest cost	209	37	139	44	70	22
Expected return on assets	(208)	—	(140)	—	(70)	—
Amortization of unrecognized net loss (gain)	—	(74)	36	9	18	4
Amortization of unrecognized net prior service costs	—	—	—	16	—	8

Net periodic postretirement benefit cost (income)	$20	$(37)	$49	$69	$25	$34

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands, unless otherwise stated)

(unaudited)

	American Achievement Corporation
	(Successor)		(Successor)		(Predecessor)
	For the nine months ended		For the period
	May 28, 2005		March 26, 2004 - May 29, 2004		August 31, 2003 - March 25, 2004
	Taylor pension	CBI post- retirement	Taylor pension	CBI post- retirement	Taylor pension	CBI post- retirement
Service costs, benefits attributed to Service during the period	$57	$—	$14	$—	$50	$—
Interest cost	627	111	139	44	488	170
Expected return on assets	(624)	—	(140)	—	(490)	—
Amortization of unrecognized net loss (gain)	—	(222)	36	9	126	83
Amortization of unrecognized net prior service costs	—	—	—	16	—	154

Net periodic postretirement benefit cost (income)	$60	$(111)	$49	$69	$174	$407

In May 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) 106-2 as a result of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Medicare Subsidy Act”). The Medicare Subsidy Act entitles employers who provide certain prescription drug benefits for retirees to receive a federal subsidy beginning in calendar 2006, thereby creating the potential for significant benefit cost savings. FSP 106-2 requires companies to record the amount expected to be received under the Medicare Subsidy Act as an actuarial gain, to the extent the related post-retirement medical plan’s total unrecognized actuarial gains or losses exceed certain thresholds, to be amortized into income over time. During the first quarter of fiscal 2005, the Company adopted the provisions of this pronouncement and noted a reduction of service costs for fiscal 2005 of $93 as a component of net postretirement health care costs attributable to current services.

12. Related-Party Transactions

On March 25, 2004, upon consummation of the Merger, AAC entered into a new management agreement with an affiliate of Fenway Partners pursuant to which AAC, among other things, agreed to pay such affiliate an annual fee equal to the greater of $3.0 million or 5% of the previous fiscal year’s EBITDA (as defined in the agreement). Amounts paid under the new management agreement totaled $1.0 million and $2.5 million for the three months and nine months ended May 28, 2005, respectively. As of May 28, 2005, AAC had a net prepaid management fee balance of $210. In 2001, AAC entered into a management agreement with a prior stockholder, Castle Harlan, Inc. This agreement was terminated on March 25, 2004. Amounts paid under this management agreement totaled $0 for the period from March 26, 2004 to May 29, 2004 and $750 for the period February 29, 2004 to March 25, 2004 and $0 for the period from March 26, 2004 to May 29, 2004 and $2,250 for the period August 31, 2003 to March 25, 2004.

13. Business Segments

Previously the Company had aggregated and presented two reportable segments—Scholastic Products and Recognition and Affinity Products. Subsequent to the fiscal year ended August 28, 2004 and during the quarter ended May 28, 2005, management of the Company determined that it should

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands, unless otherwise stated)

(unaudited)

have disaggregated its segments into five separate segments; namely, Yearbooks, Class Rings, Graduation Products, Achievement Publications and Other. Accordingly, the prior period financial information has been restated to present such segment disclosures. In addition, the accompanying segment information has been restated to reclassify amounts to the other segment that were previously reported in the class rings segment.

The Company manufactures, markets and sells class rings, yearbooks and graduation products, which includes fine paper products and graduation accessories, to high school, college and, to a lesser extent, elementary and junior high school markets in the United States. The achievement publications segment produces, markets, and sells publications that recognize the achievements of top students at the high school and college levels, as well as the nation’s most inspiring teachers. The other segment consists primarily of jewelry commemorating family events such as the birth of a child, fan affinity jewelry and related products and professional sports championship rings such as World Series rings.

	AAC Group Holding Corp.
Three Months Ended May 28, 2005
	Net Sales	Segment Operating Income (Loss)	Segment Assets
Class Rings	$35,411	$5,998	$213,082
Yearbooks	73,362	25,353	193,480
Graduation Products	19,724	4,700	68,982
Achievement Publications	780	(674)	38,465
Other	7,846	1,291	35,784

Totals	$137,123	$36,668	$549,793

	American Achievement Corporation
	(Successor)
Three Months	Net Sales	Segment Operating Income (Loss)	Segment Assets
Ended May 28, 2005
Class Rings	$35,411	$5,998	$211,718
Yearbooks	73,362	25,353	192,242
Graduation Products	19,724	4,700	68,541
Achievement Publications	780	(674)	38,243
Other	7,846	1,291	31,555

Totals	$137,123	$36,668	$546,299

	(Successor)		(Predecessor)
	For the period March 26, 2004 - May 29, 2004		For the period February 29, 2004 - March 25, 2004
		Segment Operating		Segment Operating
Three Months Ended
May 29, 2004	Net Sales	Income (Loss)	Net Sales	Income (Loss)
Class Rings	$29,077	$5,318	$6,768	$(1,415)
Yearbooks	67,739	17,902	4,071	292
Graduation Products	11,267	1,784	8,131	3,107
Achievement Publications	715	(667)	56	(420)
Other	5,823	637	1,249	(186)

Totals	$114,621	$24,974	$20,275	$1,378

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands, unless otherwise stated)

(unaudited)

	AAC Group Holding Corp.

Nine Months Ended May 28, 2005	Net Sales	Segment Operating Income	Segment Assets
Class Rings	$102,913	$14,784	$213,082
Yearbooks	89,291	14,565	193,480
Graduation Products	39,043	5,816	68,982
Achievement Publications	10,074	829	38,465
Other	17,907	1,033	35,784

Totals	$259,228	$37,027	$549,793

	American Achievement Corporation (Successor)

Nine Months Ended May 28, 2005	Net Sales	Segment Operating Income	Segment Assets
Class Rings	$102,913	$14,784	$211,718
Yearbooks	89,291	14,565	192,242
Graduation Products	39,043	5,816	68,541
Achievement Publications	10,074	829	38,243
Other	17,907	1,033	35,555

Totals	$259,228	$37,027	$546,299

	(Successor)		(Predecessor)
	For the period March 26, 2004 - May 29, 2004		For the period August 31, 2003 - March 25, 2004
Nine Months Ended May 29, 2004	Net Sales	Segment Operating Income (Loss)	Net Sales	Segment Operating Income (Loss)
Class Rings	$29,077	$5,318	$76,545	$10,278
Yearbooks	67,739	17,902	20,236	(6,870)
Graduation Products	11,267	1,784	27,351	3,854
Achievement Publications	715	(667)	11,690	4,175
Other	5,823	637	10,899	435

Totals	$114,621	$24,974	$146,721	$11,872

14. Recent Accounting Pronouncements

In May 2004, FASB issued FASB Staff Position (“FSP”) 106-2 as a result of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Medicare Subsidy Act”). The Medicare Subsidy Act entitles employers who provide certain prescription drug benefits for retirees to receive a federal subsidy beginning in calendar 2006, thereby creating the potential for significant benefit cost savings. FSP 106-2 requires companies to record the amount expected to be received under the Medicare Subsidy Act as an actuarial gain, to the extent the related post-retirement medical plan’s total unrecognized actuarial gains or losses exceed certain thresholds, to be amortized into

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands, unless otherwise stated)

(unaudited)

income over time. During the first quarter of fiscal 2005, the Company adopted the provisions of this pronouncement and noted a reduction of service costs for fiscal 2005 of $93 as a component of net postretirement health care costs attributable to current services.

In November 2004, FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 151 “Inventory Costs, an Amendment of ARB No. 43 Chapter 4”. SFAS 151 requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling be recognized as current-period charges rather than being included in inventory regardless of whether the costs meet the criterion of abnormal as defined in ARB 43. SFAS 151 is applicable for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company will adopt this standard beginning the first quarter of fiscal year 2006 and does not believe the adoption will have a material impact on its financial statements as such costs have historically been expensed as incurred.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29” which addresses the measurement of exchanges of nonmonetary assets and eliminates the exception from fair value accounting for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of an entity are expected to change significantly as a result of the exchange. This statement is effective for the Company beginning the first quarter of fiscal year 2006 and is not expected to have a significant impact on the Company’s financial statements.

In December 2004, FASB issued SFAS No. 123 (Revised 2004) “Share-Based Payment: an Amendment of FASB Statements No. 123 and 95”. SFAS 123R sets accounting requirements for “share-based” compensation to employees, requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees and disallows the use of the intrinsic value method of accounting for stock compensation. SFAS 123R is applicable for all interim and annual periods for fiscal periods beginning after June 15, 2005. This statement is effective for the Company beginning the first quarter of fiscal year 2006 and is not expected to have a significant impact on its financial statements.

$131,500,000

AAC GROUP HOLDING CORP.

10.25% Senior Discount Notes

due October 1, 2012

PROSPECTUS

Until November 29, 2005, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.